As Confidentially Submitted to the Securities and Exchange Commission on January 25, 2024

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1
REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Suke Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

Cayman Islands	4841	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Level 10, Wisma IAV

No. 86 Jalan Pasar, 55100 Kuala Lumpur, Malaysia

+603 9226 2253

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

[   ]

(Names, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kevin (Qixiang) Sun, Esq. Bevilacqua PLLC 1050 Connecticut Avenue, NW, Suite 500 Washington, DC 20036 (202) 869-0888	Fang Liu, Esq. VCL Law LLP 1945 Old Gallows Road, Suite 630 Vienna, VA 22182 (703) 919-7285

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED [  ], 2024

Suke Limited

[  ] Ordinary Shares

This is the initial public offering of Suke Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands whose principal place of business is in Malaysia. We are offering on a firm commitment basis [  ] ordinary shares, par value $0.001 per share (the “Ordinary Shares”). We anticipate that the initial public offering price per ordinary share will be between $[  ] and $[  ].

Prior to this offering, there has been no public market for the Ordinary Shares. We intend to apply for listing our Ordinary Shares on the Nasdaq Capital Market under the symbol “SUKE.” The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application. No assurance can be given that our application will be approved.

Investors are cautioned that you are not buying shares of a Malaysia-based operating company but instead are buying shares of a holding company incorporated in Cayman Islands that operates through its subsidiary in Malaysia.

Investing in our Ordinary Shares involves risks. See “Risk Factors” beginning on page 9 of this prospectus for a discussion of information that should be considered in connection with an investment in our Ordinary Shares.

We are an “emerging growth company” and a “foreign private issuer,” each as defined under the U.S. federal securities laws, and, as such, are eligible for reduced public company reporting requirements for this and future filings. See “Risk Factors—Risks Related to This Offering and Ownership of Our Ordinary shares—We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and our shareholders could receive less information than they might expect to receive from more mature public companies” and “Risk Factors—Risks Related to This Offering and Ownership of Our Ordinary shares—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies” for more information.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)	Represents underwriting discount and commissions equal to 7.5% per ordinary share. We have also agreed to issue warrants to purchase Ordinary Shares to the representative of the underwriters and reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting” beginning on page 101 for additional information regarding total underwriting compensation, including information on underwriting discounts and offering expenses.

We have granted the underwriter an option, exercisable for 45 days from the date of the closing of this offering, to purchase up to an additional [  ] Ordinary Shares on the same terms as the other shares being purchased by the underwriter from us to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriter expects to deliver the Ordinary Shares to purchasers in this offering on or about [  ], 2024.

Pacific Century Securities, LLC

The date of this prospectus is [  ], 2024

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You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we, nor the underwriter has authorized anyone to provide you with different information. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus, or any free writing prospectus, as the case may be, or any sale of ordinary shares.

For investors outside the United States: Neither we, nor the underwriter has done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Ordinary Shares and the distribution of this prospectus outside the United States.

i

COMMONLY USED DEFINED TERMS

Except as otherwise indicated by the context and for the purposes of this prospectus only, references in this prospectus to:

●	“ASEAN” are to the Association of Southeast Asian Nations, currently comprised of ten member states in Southeast Asia, namely Indonesia, Malaysia, Philippines, Singapore, Thailand, Brunei Darussalam, Viet Nam, Lao PDR, Myanmar and Cambodia;

●	“DNF” are to Suke Limited’s wholly-owned subsidiary DNF Group Sdn. Bhd., a private company limited by shares incorporated under the laws of Malaysia;

●	“RM” or “Ringgit Malaysia” are to the legal currency of Malaysia;

●	“U.S. dollars,” “dollars,” “USD” or “$” are to the legal currency of the United States; and

●	“we,” “us,” “the Company,” “our,” “our company” or “Suke Limited” are to the combined business of Suke Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, and its consolidated subsidiary;

As all of our operations are conducted in Malaysia, all of our revenues are denominated in RM and our consolidated financial statements are presented in USD. This prospectus contains translations of RM amounts into USD at specific rates solely for the convenience of the reader. We make no representation that any RM could have been, or could be, converted into USD, as the case may be, at any particular rate, at the rates stated below, or at all. The Malaysian government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RM into foreign exchange and through restrictions on foreign trade.

The following table sets forth, for the periods indicated, information concerning exchange rates between the RM and the USD. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or any other information to be provided to you.

	For the year ended December 31, 2021	For the year ended December 31, 2022	For the six months ended June 30, 2023
Period Ended RM: USD exchange rate	4.14	4.40	4.67
Period Average RM: USD exchange rate	4.18	4.40	4.46

Numerical figures included in this registration statement have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

Our fiscal year end is December 31. References to a particular “fiscal year” are to our fiscal year ended December 31 of that calendar year. Our audited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe these industry publications and third-party research, surveys and studies are reliable, you are cautioned not to give undue weight to this information.

We have proprietary rights to trademarks used in this prospectus that are important to our business. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are without the ®, ™ and other similar symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

This prospectus may contain additional trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other person.

ii

PROSPECTUS SUMMARY

This summary highlights information that we present more fully in the rest of this prospectus. This summary does not contain all of the information you should consider before buying shares in this offering. This summary contains forward-looking statements that involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements. See “Special Note Regarding Forward-Looking Statements.” You should read the entire prospectus carefully, including the “Risk Factors” section and the financial statements and the notes to those statements.

The Company

Our Business

We believe we are one of the fastest growing media and entertainment networks in Malaysian history in terms of viewership, with approximately 1,000,000 unique TV viewers tuning in from across Malaysia within the first 3 months of our broadcasting debut in April 2022. Our platform connects merchants, the majority of which are celebrity-owned small and micro enterprises, to sell their products and services to primarily Bahasa-speaking customers, a region-wide audience of potentially 100 million across Malaysia, Indonesia, Singapore, and Brunei. Our business was founded in 2021 by Dato’ Mizal Zaini, our Chairman and Chief Executive Officer, known professionally as AC Mizal who has, for over three decades, been a prominent figure in the Malaysian entertainment industry, with diverse roles as an actor, singer, comedian, TV host, and former radio presenter. Building on Dato’ Mizal Zaini’s extensive industry experience and vision, we are dedicated to providing micro, small & medium-sized enterprises with accessible broadcast reach to a regional audience.

We pioneered SUKE TV, a celebrity-driven 24/7 free-to-air and over-the-top (“OTT”) shopping channel in Malaysia. It offers a holistic, one-stop platform that includes full in-house media content production, custom program development, logistics and delivery, and advertising services, driven by a full service e-commerce platform, OTT video streaming (available on our YouTube channel and the iQIYI platform), live video commerce and experiential shopping, accessible through both TV and digital mediums.

In our two years of operations, our products and services have proven to create exceptional value for both merchants, customers and viewers alike. Our channel, SUKE TV, was the first in Malaysia to introduce a one-stop entertainment-based celebrity-backed advertising vehicle paired with a delivery network, which has replaced the traditional model of using multiple platforms for e-commerce, advertising, celebrity endorsement and logistics, and has represented an industry trend.

Our services generally have an entry price from selling of a product of RM100.00 (approximately $22.7) to production service of RM80,000.00 (approximately $18,181.8), with flexible options to choose from regular programming features, to dedicated sponsored series and feature tele-films. We have developed a partnership network to grow our presence, with exclusive rights to stream SUKE TV-produced content on iQIYI, Inc., which operates IQIYI, an online video platform based in China with over 101.4 million paid subscribers worldwide, which we believe will provide us with convenient entry into new regions beyond Malaysia. This extensive network, seamlessly integrated with our centralized e-commerce platform and logistics management system, has enabled a fast and highly seamless viewing-to-transaction process.

Our shopper-attainment platform model is designed to ease the buying decision process and can be made directly using mobile devices, and deliveries generally are fulfilled within five days of purchase. SUKE GO, our next-day delivery service for major Malaysian cities, was introduced in September 2022 delivering superior user experience. In addition, through this geographically dispersed network, we have gained a large and increasing volume of transactions, growing our unique viewers to 1.5 million. The breadth and depth of data provided by our own and third-party platforms have allowed us to provide enhanced services, expand our inventory and improve overall customer experience.

Additionally, we have established a partnership with GX Digital Sdn Bhd, a retail company focused on an online to offline (O2O) Business model operating under the name “Go King Kong” in Malaysia. This provided us access to an inventory of electronics, home appliances, health & beauty, fashion, F&B, groceries, and lifestyle items – bringing our inventory to over 20,000 products, in addition to products sold and endorsed by over 50 celebrities. In June 2023, we entered into a collaboration arrangement with Shop Channel, a leading TV shopping and e-commerce platform in Thailand. Under this arrangement, DNF and Shop Global (Thailand) Co. Ltd agreed to cross-sell each other’s products and market them through our respective TV and digital channels.

We believe that our services have the power to transform advertising from an expense item into an investable asset. By offering high-quality and low-risk opportunities that are not easily accessible through other channels, we enable brands to turn their advertising expenses into strategic investments.

We have achieved significant growth in recent years. Our revenue increased from approximately $6,588 for the fiscal year ended December 31, 2021 to approximately $2.2 million for the fiscal year ended December 31, 2022, an increase of $2.2 million, or 33,000%. Our revenue increased from approximately $76,728 for the six months ended June 30, 2022 to approximately $675,246 for the six months ended June 30, 2023, an increase of $598,518, or 780%. Our net loss increased from approximately $445,376 for the fiscal year ended December 31, 2021 to approximately $913,103 for the fiscal year ended December 31, 2022, an increase of 105%. Our net loss decreased from approximately $1.28 million for the six months ended June 30, 2022 to approximately $789,357 for the six months ended June 30, 2023, a decrease of 38.5%. For additional information regarding our financial performance, see “Summary Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We generate revenues primarily from advertising fees charged to merchants for our facilitation, production, and management of advertising. We also charge percentage fees to merchants for fulfilling their sales via our SUKE Shop platform, which generates our e-commerce revenue. Our e-commerce revenue for the two fiscal years ended December 31, 2022, and the six months ended June 30, 2023 and up to the date of this prospectus has been immaterial.

Our Historical Performance

The Company’s independent registered public accounting firm has expressed substantial doubt as to the Company’s ability to continue as a going concern. As of December 31, 2022, we had a working capital deficiency of $1,583,377 and shareholders’ deficit of $898,916. As of June 30, 2023, we had a working capital deficiency of $1,562,944 and shareholders’ deficit of $958,778.

In addition, we have entered into a master facility agreement with Malaysia Debt Ventures Berhad, or MDV, under which we have borrowed RM7.2 million ($1,636,289) from MDV and were originally required to repay this loan within 60 months from the date of disbursement, including a grace period of 12 months. Under the original terms of this loan, we were required to make (i) a monthly principal payment of RM150,000 (approximately $34,089), (ii) a monthly profit payment at an adjustable profit rate (up to a maximum of 12% per annum), and (iii) a monthly deposit of RM33,750 (approximately $7,670) in a sinking fund, starting from January 1, 2023 after the expiration of the 12-month grace period. As we were not meeting such repayment obligations, we negotiated with MDV to delay our payments. On December 21, 2023, we entered into a Supplemental Letter of Offer 3 with MDV, pursuant to which MDV agreed to extend the loan term from 60 months to 74 months and modified the payment schedule as follows: (i) January – April 2023, principal payment of RM150,000 each month; (ii) May 2023 – June 2024, monthly principal payments of RM150,000 are waived; (iii) July 2024 – February 2028, principal payment of RM150,000 each month; (iv) profits due from June 2023 until March 2024 are deferred and will be paid equally over the remainder of the term; (v) monthly sinking fund deposits of RM33,750 (approximately $7,670) are deferred until April 2024.

As of December 31, 2023, there was no overdue payment under the banking facilities with MDV, and only a penalty fee of approximately RM1,658 (approximately $377) was due.  We plan to use approximately 5% of gross proceeds from this offering, or $[  ] million, to repay a portion of the outstanding debt owed to MDV. Pursuant to the Supplemental Letter of Offer 3, we provided MDV with an irrevocable letter of undertaking to remit 5% of gross proceeds from this offering to MDV. For additional information on our master facility agreement with MDV, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Banking Facilities.”

We estimate that we will be able to conduct our planned operations using currently available capital resources for at least the next twelve months. However, in order to meet our growth expectations, we will need to raise funds beyond our current working capital balance in order to finance future development and meet our debt obligations until such time as future profitable revenues are achieved. We will seek to fund our operations through public offerings, including this offering, private equity offerings, debt financings, and government or other third-party funding. However, the Company may not be able to raise adequate funds for capital expenditures, working capital and other cash requirements from capital markets on acceptable terms, or at all. Advances from an officer or shareholder may likewise be unavailable. The Company’s failure to raise capital as and when needed and generate significantly higher revenues than operating expenses to achieve profitability would impact its going concern status and would have a negative impact on its financial condition and its ability to pursue its business strategy and continue as a going concern. For further discussion, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Going Concern”.

Our Competitive Strengths

We believe the following competitive strengths are essential to our success and differentiate us from our competitors:

●	Fully-licensed 24/7 free-to-air and OTT shopping channel.

●	360-degree e-commerce with TV, web and social media.

●	Celebrity powered experiential shopping with celebrities and influencers.

●	Affordable entry cost in comparison with competitors.

●	Full in-house capabilities and industry expertise.

Our Growth Strategies

We will focus on expanding our broadcasting reach in the ASEAN region and beyond in the next 24-36 months, based on our current business model of providing attractive commissions to merchants and airing sponsored content on our channel, SUKE TV. To achieve this, we plan to expand our footprint in the region by implementing a broadcast license model.

In the first phase, we aim to target Thailand; in the second phase, we will be looking to expand into Indonesia, Singapore, and Brunei; and in the third phase, we intend to enter the Middle Eastern market. By expanding into new markets and leveraging local knowledge and expertise, we will position ourselves for long-term success in the broadcasting industry. As we continue to grow and expand, we expect that we will adapt our business model, by investing in technology, hiring local talent, building strong partnerships and exploring new revenue streams, in order to meet the changing needs of our audience and remain competitive in an increasingly crowded market.

Our Risks and Challenges

Our prospects should be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by similar companies. Our ability to realize our business objectives and execute our strategies is subject to risks and uncertainties, including, among others, the following:

●	Our independent registered public accounting firm has expressed substantial doubt as to our ability to continue as a going concern in its report.

●	We have a limited operating history and experience in the media broadcasting industry, which may make it difficult to evaluate our business and prospects and may not be indicative of our future growth or financial results.

●	We are a holding company, and we are accordingly dependent upon distributions from our subsidiary to pay dividends, if any, taxes and other expenses.

●	We will likely need to increase the size and capabilities of our organization, and we may experience difficulties in managing our growth.

●	We are subject to credit risks associated with accounts receivable, and if we are unable to collect accounts receivable from our customers, our results of operations and cash flows could be materially adversely affected.

●	We depend on a limited number of customers for a large portion of our revenues.

●	We have incurred indebtedness and may incur other debt in the future, which may adversely affect our financial condition and future financial results.

●	The media broadcasting and retail industries in Malaysia are highly competitive and we may be unable to compete effectively.

●	We depend on television distributors and online streaming service providers that carry our programming. There is no assurance that we will be able to maintain and renew our access or license agreements with them on favorable terms or at all.

●	We may be subject to claims for representations made in connection with the sale and promotion of merchandise or for harm experienced by customers who purchase merchandise from us.

●	The processing, storage, sharing, use, disclosure and protection of personal data are subject to various legal and regulatory requirements. Failure to comply with these requirements could expose us to potential liabilities arising from legal action, regulatory enforcement, reputational harm, or other adverse consequences.

●	A failure or breach of our security systems or infrastructure as a result of cyber-attacks could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses.

●	We rely on independent shipping companies to deliver certain products we sell.

●	We are dependent on relationships with vendors, manufacturers and other third parties, and any adverse changes in these relationships could result in a failure to meet customer expectations which could result in lost revenue.

●	We are dependent on the continued services and performance of our management and other key employees, the loss of any of whom could adversely affect our business, operating results and financial condition.

●	The COVID-19 pandemic and future pandemics or epidemics may negatively impact our business, results of operations and financial condition.

●	Any lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Shares.

●	Failure to comply with existing laws, rules and regulations, or to obtain and maintain required licenses and rights, could subject us to additional liabilities.

●	Fluctuations in exchange rates could adversely affect our business and the value of our securities.

●	Because our principal assets are located outside of the United States and all our existing directors and officers reside outside of the United States, it may be difficult for you to enforce your rights based on U.S. federal securities laws against us or our officers and directors or to enforce a judgment of a United States court against us or our officers and directors in Malaysia.

●	There has been no public market for our Ordinary Shares prior to this offering and an active trading market for our Ordinary Shares may not develop following the completion of this offering.

●	Our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

●	As our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

●	We have broad discretion as to the use of the net proceeds from this offering and our use of the offering proceeds may not yield a favorable return on your investment. Additionally, we may use these proceeds in ways with which you may not agree or in the most effective way.

●	We will be subject to ongoing public reporting requirements under Exchange Act rules that are less rigorous than those for companies that are not emerging growth companies, and our shareholders could receive less information than they might expect to receive from more mature public companies.

●	As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

In addition, we face other risks and uncertainties that may materially affect our business prospects, financial condition, and results of operations. You should consider the risks discussed in “Risk Factors” beginning on page 9 and elsewhere in this prospectus before investing in our Ordinary Shares.

Our Corporate History and Structure

On March 21, 2023, Suke Limited was incorporated under the laws of Cayman Islands. Upon our incorporation, one (1) ordinary share, $0.001 par value, was allotted and issued to Ogier Global Subscriber (Cayman) Limited, who transferred the share to our CEO and Chairman, Dato’ Mizal Zaini on March 31, 2023. On March 31, 2023, Suke Limited issued one additional ordinary share to Dato’ Mizal Zaini.

On May 23, 2023, Suke Limited, DNF, Dato’ Mizal Zaini and Datin Emelia being the holders of all of DNF’s ordinary shares (the “DNF Shareholders”), Universal AM Fund (“UAFund”) and Metapixel Sdn Bhd (Metapixel) entered into a share exchange agreement, pursuant to which (i) Suke Limited as purchaser purchased 2,850,000 ordinary shares in the share capital of DNF from the DNF shareholders, and as consideration for the acquisition of such shares of DNF, Suke Limited allotted and issued an aggregate of 2,849,998 of its Ordinary Shares to the DNF shareholders; and (ii) Suke Limited allotted and issued 203,754 and 647,546 Ordinary Shares to UAFund and Metapixel, respectively, as settlement and payment of total advances of RM3 million that UAFund and Metapixel previously provided to DNF. Following the consummation of the transactions contemplated by the share exchange agreement, Suke Limited became the holding company of the operating subsidiary DNF that conducts our media broadcasting and e-commerce businesses through the SUKE TV channel and SUKE Shop platform in Malaysia.

On January 17, 2024, the Company’s shareholders then effected a number of share transfers, including (a) Dato’ Mizal Zaini transferred (i) 203,754 Ordinary Shares to Starbeam International Holdings Limited, (ii) 83,865 Ordinary Shares to Omen Wealth Limited, (iii) 95,410 Ordinary Shares to Flourishing Profits Venture Limited and (iv) a total of 197,090 Ordinary Shares to three other shareholders each of whom holds less than 5% of the Company’s total Ordinary Shares issued and outstanding after the transfers; (b) Datin Emelia transferred (i) 203,754 Ordinary Shares to Ultimate Vision Capital Limited, (ii) 83,865 Ordinary Shares to Omen Wealth Limited, (iii) 95,410 Ordinary Shares to Flourishing Profits Venture Limited and (iv) a total of 197,090 Ordinary Shares to three other shareholders each of whom holds less than 5% of the Company’s total Ordinary Shares issued and outstanding after the transfers; (c) Metapixel transferred (i) 26,740 Ordinary Shares to Omen Wealth Limited and (ii) a total of 101,896 Ordinary Shares to three other shareholders each of whom holds less than 5% of the Company’s total Ordinary Shares issued and outstanding after the transfers; and (d) UAFund transferred 203,754 Ordinary Shares to One Fatboyz Limited.

As of the date of this prospectus, Suke Limited has 3,701,300 Ordinary Shares issued and outstanding.

The following diagram illustrates our corporate structure as of the date of this prospectus and upon completion of this offering (assuming the underwriters do not exercise the over-allotment option). For more information on our operating subsidiary DNF in Malaysia, see “Corporate History and Structure.”

Corporate Information

Our principal executive offices are located at Level 10, Wisma IAV, No. 86 Jalan Pasar, 55100 Kuala Lumpur, Malaysia. The telephone number at our executive offices is +603 9226 2253.

Suke Limited’s registered office is currently located at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands, which may be changed from time to time at the discretion of directors.

Suke Limited’s agent for service of process in the United States is [  ], located at [  ].

Our website can be found at suketv.com. The information contained on our website is not a part of this prospectus, nor is such content incorporated by reference herein, and should not be relied upon in determining whether to make an investment in our Ordinary Shares.

Implications of Being an Emerging Growth Company

We had less than $1.235 billion in annual gross revenue during our last fiscal year. As a result, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and may take advantage of reduced public reporting requirements. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

●	reduced disclosure regarding executive compensation in periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our Ordinary Shares pursuant to this offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” if our annual gross revenues exceed $1.235 billion or if we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards.

Implications of Being a Foreign Private Issuer

Upon consummation of this offering, we will report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a non-U.S. company with “foreign private issuer” status. Even after we no longer qualify as an emerging growth company, so long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act and the rules thereunder that are applicable to U.S. domestic public companies, including:

●	the rules under the Exchange Act that require U.S. domestic public companies to issue financial statements prepared under U.S. GAAP;

●	sections of the Exchange Act that regulate the solicitation of proxies, consents or authorizations in respect of any securities registered under the Exchange Act;

●	sections of the Exchange Act that require insiders to file public reports of their share ownership and trading activities and that impose liability on insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act that require the filing with the SEC of quarterly reports on Form 10-Q, containing unaudited financial and other specified information, and current reports on Form 8-K, upon the occurrence of specified significant events.

We will file with the SEC, within four months after the end of each fiscal year (or such other reports required by the SEC), an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

Both foreign private issuers and emerging growth companies are also exempt from certain of the more extensive SEC executive compensation disclosure rules. Therefore, if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from such rules and will continue to be permitted to follow our home country practice as to the disclosure of such matters.

The Offering

Shares offered	[ ] Ordinary Shares (or [ ] Ordinary Shares if the underwriter exercises the over-allotment option in full).

Offering price	We currently estimate that the initial public offering price will be between $[ ] and $[ ] per share.

Ordinary Shares outstanding immediately before the offering	3,701,300 Ordinary Shares. See “Description of Share Capital” for more information.

Ordinary Shares outstanding immediately after the offering	[ ] Ordinary Shares (or [ ] Ordinary Shares if the underwriter exercises the over-allotment option in full).

Over-allotment option	We have granted to the underwriter a 45-day option to purchase from us up to an additional 15.0% of the Ordinary Shares sold in the offering (up to [ ] additional shares) at the initial public offering price, less the underwriting discounts and commissions to cover over-allotments.

Underwriter warrants	Upon the closing of this offering, we will issue to the underwriter warrants to purchase 5.0% of the total number of Ordinary Shares being sold in this offering. The exercise price of the underwriter warrants is equal to 120% of the offering price of the Ordinary Shares offered hereby. The warrants are exercisable commencing six (6) months from the date of this offering and will terminate 2-5 years after such date. The registration statement of which this prospectus is a part also covers the Ordinary Shares issuable upon the exercise of such warrants.

Use of proceeds

We expect to receive net proceeds of approximately $[  ] million from this offering, assuming an initial public offering price of $[  ] per ordinary share, being the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and no exercise of the underwriter’s over-allotment option, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We plan to use the net proceeds of this offering for (i) brand promotion and content production, (ii) software and systems update, (iii) debt reduction, (iv) expansion in ASEAN, (v) strategic acquisitions or investment in complementary businesses or assets, and (vi) working capital and general corporate purposes. See “Use of Proceeds” for more information on the use of proceeds.

Risk factors	Investing in our Ordinary Shares involves risks and purchasers of our Ordinary Shares may lose part or all of their investment. See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our Ordinary Shares.

Lock-up	We, our directors, officers and any holder of more than five percent (5%) of the Company’s outstanding shares are expected to enter into lock-up agreements with the underwriter to agree not to sell, transfer or dispose of any Ordinary Shares or securities exercisable for or convertible into Ordinary Shares, without the underwriter’s prior written consent, in the case of our company, for a period of three (3) months after the closing of this offering, and in the case of our directors, officers and five percent (5%) beneficial owners, for a period of six (6) months from the date of commencement of sales of the offering. See “Underwriting.”

Proposed trading market and symbol	We intend to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “SUKE”.

Transfer Agent	[ ]

Summary Consolidated Financial Information

The following summary historical financial information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in the prospectus and the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below.

The following summary consolidated financial data as of December 31, 2022 and 2021 and for the years then ended have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated financial data as of June 30, 2023 and 2022 and for the six months then ended have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

These financial statements have been prepared in accordance with U.S. GAAP. Our historical results for any period are not necessarily indicative of our future performance.

	Six Months Ended June 30,		Years Ended December 31,
	2023	2022	2022	2021
Statements of Income Data
Total revenue	$675,246	76,728	$2,227,222	6,588
Total cost of revenue	(642,194)	(311,872)	(1,093,600)	(4,688)
Total administrative expenses	(735,709)	(995,545)	(1,919,187)	(442,299)
Operating loss	(735,709)	(1,215,281)	(766,469)	(440,399)
Total other operating income	-	15,408	19,096	-
Loss before income taxes	(789,357)	(1,283,190)	(913,103)	(445,376)
Income tax expense	-	-	-	-
Net loss	$(789,357)	(1,283,190)	$(913,103)	(445,376)
Earnings per ordinary share
Basic and diluted	$(0.26)	(0.45)	$(0.32)	(0.16)
Weighted average Ordinary Shares outstanding
Basic and diluted	3,033,430	2,850,000	2,850,000	2,850,000

	As of June 30, 2023	As of December 31 2022	As of December 31, 2021
Balance Sheet Data
Cash and cash equivalents	$6,369	$112,055	$123,420
Current assets	1,934,866	1,650,313	892,954
Total assets	2,588,259	2,532,528	1,277,327
Current liabilities	3,504,179	3,345,745	275,062
Total liabilities	3,547,037	3,431,444	1,382,571
Shareholders’ equity/(deficit)	(958,778)	(898,916)	(105,244)
Total liabilities and shareholders’ equity	$2,588,259	$2,532,528	$1,277,327

RISK FACTORS

The Ordinary Shares being offered by us are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose the entire amount invested. Before purchasing any of our shares, you should carefully consider the following factors relating to our business and prospects. You should pay particular attention to the fact that we conduct substantially all of our operations outside the US and are governed by legal and regulatory environments that in some respects differ significantly from the environment that may prevail in the U.S. If any of the following risks actually occurs, our business, financial condition or operating results will suffer, the trading price of our shares could decline, and you may lose all or part of your investment.

Risks Related to Our Business

Our independent registered public accounting firm has expressed substantial doubt as to our ability to continue as a going concern in its report.

As of December 31, 2022, we had a working capital deficiency of $1,583,377 and shareholders’ deficit of $898,916. As of June 30, 2023, we had a working capital deficiency of $1,562,944 and shareholders’ deficit of $958,778. In addition, we have entered into a master facility agreement with Malaysia Debt Ventures Berhad, or MDV, under which we have borrowed RM7.2 million ($1,636,289) from MDV and were originally required to repay this loan within 60 months from the date of disbursement, including a grace period of 12 months. Under the original terms of this loan, we were required to make (i) a monthly principal payment of RM150,000 (approximately $34,089), (ii) a monthly profit payment at an adjustable profit rate (up to a maximum of 12% per annum), and (iii) a monthly deposit of RM33,750 (approximately $7,670) in a sinking fund, starting from January 1, 2023 after the expiration of the 12-month grace period. As we were not meeting such repayment obligations, we negotiated with MDV to delay our payments. On December 21, 2023, we entered into a Supplemental Letter of Offer 3 with MDV, pursuant to which MDV agreed to extend the loan term from 60 months to 74 months and modified the payment schedule as follows: (i) January – April 2023, principal payment of RM150,000 each month; (ii) May 2023 – June 2024, monthly principal payments of RM150,000 are waived; (iii) July 2024 – February 2028, principal payment of RM150,000 each month; (iv) profits due from June 2023 until March 2024 are deferred and will be paid equally over the remainder of the term; (v) monthly sinking fund deposits of RM33,750 (approximately $7,670) are deferred until April 2024. As of December 31, 2023, there was no overdue payment under the banking facilities with MDV, and only a penalty fee of approximately RM1,658 (approximately $377) was due. For additional information on our master facility agreement with MDV, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Banking Facilities.”

Besides cash flows from revenue generated from our advertising services and sale of products, we will seek to fund our operations through public offerings, including this offering, private equity offerings, debt financings, and government or other third-party funding. Adequate additional financing may not be available to us on acceptable terms, or at all. Our failure to raise capital as and when needed and generate significantly higher revenues than operating expenses to achieve profitability would impact our going concern status and would have a negative impact on our financial condition and our ability to pursue our business strategy and continue as a going concern. We cannot assure you that our plans to raise sufficient capital or achieve profitability will be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern. The financial statements contained elsewhere in this prospectus do not include any adjustments that might result from our inability to consummate this offering or our inability to continue as a going concern.

We have a limited operating history and experience in the media broadcasting industry, which may make it difficult to evaluate our business and prospects and may not be indicative of our future growth or financial results.

With broadcasting operations officially launched in April 2022, we are a new entrant to this market. We were able to reach approximately 2-4 million viewers in the first quarter of debut. For the fiscal year ended December 31, 2022, we recorded revenue of $2.2 million from operations. For the six months ended June 30, 2023, we recorded revenue of $675,246 million from operations. However, due to our limited operating history and experience in the Malaysian media broadcasting industry, our recent rapid growth may not be indicative of our future growth or financial results and makes an evaluation of our business and prospects difficult and highly speculative. There is no assurance that we will be able to maintain our historical growth rates in future periods. Our growth prospects should be considered in light of the risks and uncertainties that fast-growing companies with a limited operating history and experience in our industry may encounter, including, among others, risks and uncertainties regarding our ability to:

●	introduce new offerings and improve existing offerings;

●	retain existing clients and attract new clients;

●	adjust and optimize our business model;

●	successfully compete with other companies that are currently in, or may in the future enter, our industry or similar industries; and

●	observe and strategize on the latest market trends.

All these endeavors involve risks and will require significant allocation of management and employee resources. We cannot assure you that we will be able to effectively manage our growth or implement our business strategies effectively. If the market for our media broadcasting services does not develop as we expect or if we fail to address the needs of this dynamic market, our business, results of operations, and financial condition will be materially and adversely affected.

We are a holding company, and we are accordingly dependent upon distributions from our subsidiary to pay dividends, if any, taxes and other expenses.

We are a holding company incorporated under the laws of the Cayman Islands and have no material assets other than ownership of equity interests in our subsidiary. We have no independent means of generating revenue. We intend to cause our subsidiary to make distributions to their shareholders in an amount sufficient to cover all applicable taxes payable and dividends, if any, declared by us. Our ability to service our debt, if any, depends on the results of operations of our subsidiary and upon the ability of such subsidiary to provide us with cash, whether in the form of dividends, loans or other distributions, to pay amounts due on our obligations. Financing arrangements, such as our master facility agreement with Malaysia Debt Ventures Berhad, or MDV, contain negative covenants that limit the ability of our subsidiary to declare or pay dividends or make distributions. See also “Dividend Policy.” Our subsidiary is separate and distinct legal entities; to the extent that we need funds, and our subsidiary is restricted from declaring or paying such dividends or making such distributions under applicable law or regulations or are otherwise unable to provide such funds (for example, due to restrictions in financing arrangements that limit the ability of our operating subsidiary to distribute funds), our liquidity and financial condition could be materially harmed.

We will likely need to increase the size and capabilities of our organization, and we may experience difficulties in managing our growth.

In order to execute our business plans, we expect that we will need to increase the number of our employees and the magnitude of our operations. Our future financial performance and our ability to deliver media broadcasting services that engage viewers and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To manage our anticipated future growth, we will need to continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. In addition, the expansion of our systems and infrastructure may require us to commit financial, operational and managerial resources before our revenues increase and without assurances that our revenues will increase. Moreover, continued growth could strain our ability to maintain reliable service levels for our customers. If we fail to achieve the necessary level of efficiency as we grow, our growth rate may decline and investors’ perceptions of our business and our prospects may be adversely affected, and the market price of our securities could decline.

We are subject to credit risks associated with accounts receivable, and if we are unable to collect accounts receivable from our customers, our results of operations and cash flows could be materially adversely affected.

As of December 31, 2022 and 2021, we had approximately $1.38 million and $2,491 in accounts receivable. As of December 31, 2022, approximately 52% of the total accounts receivable, or $722,694, was related to barter arrangements with customers. As of June 30, 2023, we had approximately $1.49 million in accounts receivable, and approximately 46% of the total accounts receivable, or $681,672, was related to barter arrangements with customers. Such barter arrangements with customers represented certain receivables from our advertising revenue and will be exchanged for services promised by the customers. Once the promised services are delivered by the customers, the accounts receivable will be offset, and the relevant costs will be recorded to cost of revenue.

Typically, we extend a credit period of 30 days to customers who purchase our advertising services. Due to uncertainty of the timing of collection, we establish allowance for doubtful account based on individual account analysis and historical collection trends. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as on past trends of collections. Considering customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against account receivable balance, with a corresponding charge recorded in the consolidated statements of operations and other comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. We did not have any bad debt write-off during the years ended December 31, 2022 and 2021, or the six months ended June 30, 2023.

Although we manage credit risk related to our customers by performing periodic evaluations of credit worthiness and applying other credit risk monitoring procedures, if there is an occurrence of circumstances that affect our customers’ ability to pay us such as deteriorating conditions in, bankruptcies, or financial difficulties of a customer or within their industries generally, our operating cash flow will be under significant pressure, and we could experience payment delays or default in payment to our suppliers or other creditors, which may result in material and adverse impact on our business, results of operations and financial condition.

We depend on a limited number of customers for a large portion of our revenues.

For the fiscal year ended December 31, 2022, the four customers who each accounted for more than 10% of the Company’s trade receivables, net balance at December 31, 2022 made up 75.4% of the Company’s total revenues. For the six months ended June 30, 2023, the three customers who each accounted for more than 10% of the Company’s trade receivables, net balance at June 30, 2023 made up approximately 99.7% of the Company’s total revenues. We expect that a significant portion of our revenues will continue to be derived from a small number of customers. The loss of, or a substantial decrease in the volume of, revenues by any of our top customers could harm our revenues and profitability. In addition, an adverse change in the terms of our dealings with, or in the financial wherewithal or viability of, one or more of our significant customers could harm our business, financial condition and results of operations.

We have incurred substantial indebtedness and may incur other debt in the future, which may adversely affect our financial condition and future financial results.

As of December 31, 2022 and June 30, 2023, we had an aggregate of $1.6 million and $1.6 million in outstanding indebtedness, respectively. In September 2021, the Company’s subsidiary DNF obtained a non-revolving project financing (the “Loan”) in the principal amount of RM7,200,000 (approximately $1,636,289) from Malaysia Debt Ventures Berhad, or MDV. The full amount of the Loan was drawn down in June 2022. Under the original terms of the Loan, the Loan, with a ceiling profit rate of 12% per annum, had an effective profit rate equal to MDV’s effective cost of funds plus 2.4%, or 9% per annum, subject to change at MDV’s discretion based on its periodic review. Originally, the Loan, with a grace period of 12 months from the date of first disbursement, was payable in monthly principal installments of RM150,000 (approximately $34,089) each from 13th month onwards until the 60th month and would mature in December 2026; for the first year of the Loan term, the profit was payable 12 months in advance for disbursement and the interest was deducted from the principal amount disbursed; and, for the second year onwards, the profit was payable on a monthly basis in advance. On December 21, 2023, we entered into a Supplemental Letter of Offer 3 with MDV, pursuant to which MDV agreed to extend the loan term from 60 months to 74 months and modified the payment schedule as follows: (i) January – April 2023, principal payment of RM150,000 each month; (ii) May 2023 – June 2024, monthly principal payments of RM150,000 are waived; (iii) July 2024 – February 2028, principal payment of RM150,000 each month; (iv) profits due from June 2023 until March 2024 are deferred and will be paid equally over the remainder of the term; (v) monthly sinking fund deposits of RM33,750 (approximately $7,670) are deferred until April 2024. The profit rate has increased to an amount equal to MDV’s effective cost of funds plus 2.65%, or 9.5% per annum currently, but has the same ceiling rate of 12%. The Loan is secured by (i) all present and future assets including intellectual property to be developed or developed by DNF, (ii) joint and several guarantees by certain directors of the Company and (iii) deposit over sinking fund to be collected monthly of RM33,750 (approximately $7,670) per month, commencing from 13th month onwards till the Loan matures. The sinking fund will be released to DNF upon release and cancellation of the Loan, provided that none of the DNF’s accounts with MDV is in default and all monies owing under the Loan have been fully settled. The sinking fund can be utilized for the purpose of principal or profit payments, and other related financing costs. Any shortfall in the sinking fund resulting from the utilization of the above shall be made good by DNF in the subsequent month. In connection with the Supplemental Letter of Offer 3, an additional asset has been added as a security – a condo property owned by our director and officer, Datin Emelia. We are permitted to incur additional debt or conduct additional financing of any nature with prior written consent of MDV being obtained. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Banking Facilities.”

Our existing debts, and any debt which may be incurred in the future, may adversely affect our financial condition and future financial results by, among other things:

●	increasing our vulnerability to downturns in our business, to competitive pressures and to adverse economic and industry conditions;

●	requiring the dedication of a portion of our expected cash from operations to service our indebtedness, thereby reducing the amount of expected cash flow available for other purposes, including capital expenditures; and

●	limiting our flexibility in planning for, or reacting to, changes in our businesses and our industries.

If we are unable to generate sufficient cash flow from operations in the future to service our debt, we may be required, among other things, to seek additional financing in the debt or equity markets, refinance or restructure all or a portion of our indebtedness, sell selected assets or reduce or delay planned capital, operating or investment expenditures. Such measures may not be sufficient to enable us to service our debt.

We have failed to make adequate contributions or tax deductions for our employees as required by Malaysian laws and regulations.

As of December 31, 2022 and June 30, 2023, a total of $163,602 and $213,818, respectively, in expenses related to employees’ provident fund contributions, income tax deductions and social security contributions, was outstanding beyond due dates. As of the date of this prospectus, $213,818 of such amounts remained outstanding. Under Malaysian laws and regulations, such as Employees Provident Fund Act 1991, Employees’ Social Security Act 1969 and Income Tax Act 1967, directors of our Malaysian subsidiary, DNF, are jointly and severally liable for any outstanding contributions.

The media broadcasting and retail industries in Malaysia are highly competitive and we may be unable to compete effectively.

Currently, we are principally involved in the provision of media broadcasting services with a focus on TV home shopping and production of variety shows. The Malaysian media broadcasting industry, currently comprising TV, radio and digital media is characterized by strong competition and dynamic changes in technology and content consumption. We compete with other providers of televised, online and radio entertainment and content for access to customers and audience share. Our TV home shopping business is situated in a highly competitive retail business environment in Malaysia, and competes with large department stores, specialty shops, e-commence retailers, direct marketing retailers, wholesale clubs, discount retailers, other televised shopping retailers such as Astro Go Shop and WOWShop, infomercial retailers, Internet retailers, including livestream shopping retailers, and mail-order and catalog companies. Many of our current and potential competitors have greater resources, longer histories, more customers and greater brand recognition than we do. They may secure better terms from vendors, adopt more aggressive pricing, offer free or subsidized shipping and devote more resources to technology, fulfillment and marketing. Other companies also may enter into business combinations or alliances that strengthen their competitive positions. Such business combinations or alliances may result in competitors with greatly improved financial resources, improved access to merchandise, greater market penetration than they previously enjoyed and other improvements in their competitive positions. Our inability to keep pace with competitors in our content, marketing, service, price, location, reputation or technologies could have a material adverse effect.

Our financial performance is partially dependent on our ability to predict or respond to consumer preferences.

Our revenues and operating results depend, in part, on our ability to predict or respond to changes in consumer preferences and fashion trends in a timely manner. We aim to continuously develop new retail concepts and adjust our product mix to appeal to evolving customer demands. Consumer preferences may be affected by many factors outside of our control, including responses of competitors and general economic conditions. Any sustained failure by us to identify and respond to emerging trends in lifestyle and consumer preferences could have a material adverse effect on our relationship with our customers and the demand for our TV home shopping products.

If we fail to attract or retain viewers, our business will be adversely affected.

We have experienced significant viewership growth over the past year. Our ability to continue to attract and retain viewers will depend in part on our ability to consistently provide our viewers with compelling content offerings, as well as a quality experience for shopping on our e-commerce platform. Furthermore, the relative service levels, offerings, pricing and related features of competitors to our offerings may adversely impact our ability to attract and retain viewers and customers.

If consumers do not perceive our offerings to be of value, including if we introduce new or adjust existing features, adjust pricing or offerings, or change the mix of content in a manner that is not favorably received by them, we may not be able to attract and retain viewers. In addition, some of our customers originate from word-of-mouth advertising from existing customers. If our efforts to satisfy our existing customers are not successful, we may not be able to attract new customers, and as a result, our ability to maintain and/or grow our business will be adversely affected. If we are unable to successfully compete with current and new competitors in providing compelling content, retaining our existing customers and attracting new customers, our business will be adversely affected.

We depend on television distributors and online streaming service providers that carry our programming. There is no assurance that we will be able to maintain and renew our access or license agreements with them on favorable terms or at all.

In Malaysia, our content currently is aired via our channel, Suke TV, which airs on a diverse range of broadcasters such as free-to-air (“FTA”) TV broadcasters and over-the-top video streaming platforms. We have entered into access or license agreements with these broadcasters or platforms. Our agreements with such distributors have limited terms. For example, our access agreement with MYTV as supplemented by supplemental agreements, which allows our programming to broadcast on national television, has a term of three years effective from June 29, 2022, upon expiry of a three-month trial period from March 28 to June 29, 2022, and may be renewed for a further term of two years. Our license agreement with IQIYI will expire when all licensed titles reach the end of the 12-month license period. In renewal discussions, we may have disagreements with the distributors over the terms of our carriage, such as channel placement or other contract terms. If not resolved through business negotiation, such disagreements could result in termination of an existing agreement. Termination of an existing agreement resulting in the loss of distribution of our programming to a material portion of our television households or online viewers may adversely affect our growth, revenue and earnings.

We may be unable to obtain renewals with our current distributors on acceptable terms, if at all. We may also be unable to successfully negotiate access or license agreements with new or existing distributors to carry our programming and no assurance can be given that we will be successful in negotiating renewals with these distributors or that the financial and other terms of these renewals will be acceptable. If that happens, our viewership, operating results, cash flows and prospect would be materially adversely affected.

The failure to secure suitable placement for our programming or to keep up with the rise of online video streaming services would adversely affect our ability to grow our viewership.

We are dependent upon the continued ability of our programming to compete for viewers. Effectively competing for television viewers is dependent, in part, on our ability to negotiate and maintain placement of our programming at a favorable channel position. Less favorable channel position for our programming, such as placement adjacent to programming that does not complement our programming, a position next to our televised home shopping competitors or isolation in a “shopping” tier could adversely affect our ability to attract television viewers to our programming.

Distribution platforms for viewing content over the internet have been, and will likely continue to be, increasing that further intensify the competition in the media broadcasting landscape. These distribution platforms are driving changes in consumer behavior as consumers seek more control over when, where and how they consume content. We have made our offerings available through online video streaming platforms as well as our website such that viewers can access our content directly over the internet rather than through traditional television services. However, we may be unable to successfully anticipate and adapt to technological changes and to offer elements of our programming via new technologies in a cost-effective manner that meets customer demands and evolving industry standards. Our failure to effectively anticipate or adapt to emerging technologies or competitors or changes in consumer behavior, including among younger consumers, could have an adverse effect on our competitive position, businesses and results of operations.

We may be subject to claims for representations made in connection with the sale and promotion of merchandise or for harm experienced by customers who purchase merchandise from us.

The manner in which we sell and promote merchandise and related claims and representations made in connection with these efforts is subject to regulatory oversight in Malaysia. We may be exposed to potential liability from claims by purchasers or by regulators and law enforcement agencies, including without limitation, claims for personal injury, wrongful death and damage to personal property relating to merchandise sold and misrepresentation of merchandise features and benefits. In certain instances, we have the right to seek indemnification for related liabilities from our vendors and may require such vendors to carry minimum levels of product liability and errors and omissions insurance. These vendors, however, may be unable to satisfy indemnification claims, obtain suitable coverage or maintain this coverage on acceptable terms, or insurance may provide inadequate coverage or be unavailable with respect to a particular claim. If we face legal claims related to product representations or harm experienced by customers who have purchased merchandise from us, it will divert management’s attention and resources, and may have a material adverse effect on our reputation, business operating results and financial condition.

We may fail to adequately protect our intellectual property rights or may be accused of infringing intellectual property rights of third parties.

We regard our intellectual property rights, including service marks, trademarks and domain names, trade secrets and similar intellectual property, as critical to our success. Our business also relies upon software codes, informational databases and other components that are integral to our business operations.

From time to time, we may become subject to legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of the trademarks, patents, copyrights and other intellectual property rights of third parties. In addition, litigation may be necessary to enforce our intellectual property rights, protect trade secrets or to determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business, financial condition and results of operations. Our failure to protect our intellectual property rights, particularly our proprietary brands, in a meaningful manner or third party challenges to related contractual rights could result in erosion of brand names and limit our ability to control marketing on or through the Internet using our domain names or otherwise, which could adversely affect our business, financial condition and results of operations.

The Company has engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on its business and results of operations.

We have engaged in transactions with our directors, officers and principal shareholders. See “Related Party Transactions” beginning on page 84. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with these transactions were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions. In addition, we may enter into additional transactions in the future in which any of our directors, officers or principal shareholders, or any members of their immediate family, have a direct or indirect material interest. Such transactions present potential for conflicts of interest, as the interests of these entities and their shareholders may not align with the interests of the Company and its unaffiliated shareholders with respect to the negotiation of, and certain other matters related to, the transactions with such entities. Conflicts of interest may also arise in connection with the exercise of contractual remedies under these transactions, such as for events of default.

Our Board of Directors intends to authorize the Audit Committee upon its formation to review and approve all material related party transactions. We rely on the laws of the Cayman Islands, which provide that the directors owe a duty of care and a duty of loyalty to our company. Under Cayman Islands law, our directors have a duty to act honestly, in good faith, and view our best interests. Our directors also have a duty to exercise the care, diligence, and skills that a reasonably prudent person would exercise in comparable circumstances. Nevertheless, we may have achieved more favorable terms if such transactions had not been entered into with related parties. These transactions, individually or in the aggregate, may have an adverse effect on our business and results of operations or may result in litigation or enforcement actions by the SEC or other agencies.

Potential conflicts of interest may arise due to external engagements that may be undertaken by our Chairman and Chief Executive Officer, Dato’ Mizal Zaini

Our Chairman and Chief Executive Officer, Dato’ Mizal Zaini, is renowned as a celebrity and entertainer in Malaysia. While he is wholeheartedly dedicated to our company’s operations, he may occasionally undertake engagements outside of his role with our company. Production houses or TV stations may approach Dato’ Mizal Zaini for roles or appearances, and he might choose to accept such invitations. Although we have policies and procedures that require our management to review such requests, weighing the potential benefits against risks, like preserving his popularity or enhancing our brand’s recognition, there is no guarantee that potential conflicts of interest will not occur. Dato’ Mizal Zaini’s external engagements could potentially divert the attention and time of Dato’ Mizal Zaini from his responsibilities to our company. Additionally, there may be unforeseen circumstances where the interests of these outside engagements conflict with or oppose the interests of our company. For instance, unforeseen incidents related to these appearances might tarnish the reputation of the participants. If such risks materialize, it could harm our business, financial condition, and results of operations.

We are subject to payment processing risk.

Our customers purchase products from Suke Shop, our e-commerce website, using a variety of different payment methods, including credit and debit cards, direct debit, online wallets and direct carrier and partner billing. We rely on third parties’ systems to process payment. Acceptance and processing of these payment methods are subject to certain rules, regulations, and industry standards, including additional authentication requirements for certain payment methods, and require payment of interchange and other fees. To the extent there are increases in payment processing fees, material changes in the payment ecosystem, such as large re-issuances of payment cards, delays in receiving payments from payment processors, changes to rules, regulations or industry standards concerning payments, loss of payment partners and/or disruptions or failures in the payment processing systems or payment products, our revenue, operating expenses and results of operation could be adversely impacted. In addition, from time to time, we may encounter fraudulent use of payment methods, which could impact our results of operations and if not adequately controlled and managed could create negative consumer perceptions of our business. If we are unable to maintain our fraud and chargeback rate at acceptable levels, card networks may impose fines, our card approval rate may be impacted and we may be subject to additional card authentication requirements. The termination of our ability to process payments on any major payment method would significantly impair our ability to operate our business.

Increases in labor costs could adversely affect our business, financial condition and results of operations.

Labor is a significant portion of our cost structure as we carry out film production in-house. Our labor cost is subject to many external factors, including unemployment levels, prevailing wage rates, minimum wage laws, potential collective bargaining arrangements, general inflationary pressures, health and other insurance costs and changes in employment and labor legislation or other workplace regulation. Any increase in the cost of our labor could have an adverse effect on our business, financial condition and results of operations or, if we fail to pay such higher wages, we could suffer increased employee turnover. In addition, increases in labor costs could force us to increase prices, which could adversely impact our sales. If competitive pressures or other factors prevent us from offsetting increased labor costs by increases in prices, our profits may decline and could have a material adverse effect on our business.

Additionally, any increase in the cost of labor for our third party carriers and suppliers could increase our cost of shipping and materials, which may adversely affect our ability to increase or maintain our revenue.

System interruption and the lack of integration and redundancy in the systems and infrastructures that are integral to our operations may adversely affect our ability to transmit our television programs, operate our website, process and fulfill transactions, respond to customer inquiries and generally maintain cost-efficient operations.

Our success depends, in part, on our ability to maintain the integrity of our transmissions, systems and infrastructures, including the transmission of our television programs, as well as our websites, information and related systems, contact centers and fulfillment facilities. We may experience occasional system interruptions that make some or all transmissions, systems or data unavailable or prevent us from transmitting our signal or efficiently providing services or fulfilling orders. We maintain an ongoing process of implementing new technology systems and upgrading others. Our failure to properly implement new systems or delays in implementing new systems or failing to integrate new systems with our legacy systems could impair our ability to provide services, fulfill orders and/or process transactions. We also rely on affiliate and third-party computer systems, broadband, transmission and other communications systems and service providers in connection with the transmission of our signals, as well as to facilitate, process and fulfill transactions. Any interruptions, outages or delays in our signal transmissions, systems and infrastructures, our business, our affiliates and/or third parties, or deterioration in the performance of these transmissions, systems and infrastructures, could impair our ability to provide services, fulfill orders and/or process transactions. Fire, flood, power loss, telecommunications failure, hurricanes, tornadoes, earthquakes, public health crises (such as pandemics and epidemics), acts of war or terrorism, acts of God and similar events or disruptions may damage or interrupt television transmissions, computer, broadband or other communications systems and infrastructures at any time.

Any of these events could cause transmission or system interruption, delays and loss of critical data, and could prevent us from providing services, fulfilling orders and/or processing transactions. While we have backup systems for certain aspects of our operations, these systems are not fully redundant and disaster recovery planning is not sufficient for all possible risks. In addition, we may not have adequate insurance coverage to compensate for losses from a major interruption.

The processing, storage, sharing, use, disclosure and protection of personal data are subject to various legal and regulatory requirements. Failure to comply with these requirements could expose us to potential liabilities arising from legal action, regulatory enforcement, reputational harm, or other adverse consequences.

In the processing of consumer transactions and managing our employees, our business receives, transmits and stores a large volume of personally identifiable information and other user data. The processing, storage, sharing, use, disclosure and protection of this information are governed by the privacy and data security policies maintained by us. The Personal Data Protection Act 2010 and Personal Data Protection Regulations 2013 regulate the processing, storage, sharing, use, disclosure and protection of personally identifiable information and user data in Malaysia. In addition, the Malaysian government may promulgate additional laws and regulations regarding privacy and personal data in the future. Compliance with such laws and regulations may be onerous and expensive. Our failure, and/or the failure by the various third party vendors and service providers with which we do business, to comply with applicable privacy policies or laws and regulations, or changes in applicable laws and regulations, or any compromise of security that results in the unauthorized release of personally identifiable information or other user data could damage our reputation and the reputation of our third party vendors and service providers, discourage potential users from trying our products and services and/or result in fines and/or proceedings by governmental agencies and/or consumers, any one or all of which could adversely affect our business, financial condition and results of operations. In addition, as our business interruption insurance policies only cover physical damage to our computer systems caused by fire or burglary, these policies may not provide adequate coverage to compensate for losses resulting from a data breach.

A failure or breach of our security systems or infrastructure as a result of cyber-attacks could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses.

Through our operations, sales, marketing activities, and use of third-party information, we collect and store certain non-public personal information that customers provide to purchase products, enroll in promotional programs, register on websites, or otherwise communicate with us. This may include demographic information, phone numbers, ID numbers, contact preferences, personal information stored on electronic devices, and payment information, including credit and debit card data. We also gather and retain information about employees and job applications in the normal course of business. We may share information about such persons with vendors, contractors and other third-parties that assist with certain aspects of our business. In addition, our online operations depend upon the transmission of confidential information over the Internet, such as information permitting cashless payments. Like many e-commerce companies, we may encounter unauthorized parties attempting to gain access to our or our vendors’ computer systems by, among other things, hacking those systems, through fraud or other means of deceiving our employees or vendors, or burglaries. We also face cybersecurity risks from errors by our or our vendors’ employees, misappropriation of data by employees, vendors or unaffiliated third-parties, or other irregularities that may result in disruption of services or persons obtaining unauthorized access to our company’s data. Increasingly, unauthorized parties are exploiting access they gain to third party vendors to target companies that do business with these vendors, which may include third party vendors with whom we do business. We have implemented measures and processes intended to secure our computer systems and prevent disruptions in services or unauthorized access to or loss of sensitive data, but as with all companies, these security measures may not be sufficient for all eventualities and there is no guarantee that they will be adequate to safeguard against all cyber attacks, system compromises or misuses of data. Although we have not detected a material security breach or cybersecurity incident to date, no assurance can be given that material security breaches or cybersecurity incidents would not occur to us in the future. Any disruptions of our computer systems or misappropriation or misuse of customer, employee or other personal information, whether at our company or any of our vendors, could cause interruptions in the operations of our business and subject us to increased costs, fines, litigation, regulatory actions and other liabilities. Security breaches could also significantly damage our reputation with consumers and third parties with whom we do business, which could result in lost sales and customer and vendor attrition. We intend to continue to invest in new and emerging technology and other solutions to protect our retail commerce website and information systems, but there can be no assurance that these investments and solutions will prevent any of the risks described above. If we are unable to maintain the security of our retail commerce websites, we could suffer loss of sales, reductions in traffic, diversion of management attention, and deterioration of our competitive position and incur liability for any damage to customers whose personal information is accessed without authorization. We may be required to expend significant additional capital and other resources to protect against and remedy any security breaches and their consequences in the future, such as additional infrastructure capacity spending to mitigate any system degradation and the reallocation of resources from development activities. We also face similar risks associated with security breaches affecting third parties with which we are affiliated or otherwise conduct business.

We rely on independent shipping companies to deliver certain products we sell.

We have used Delyva, a multi-courier delivery platform, to manage the shipment and delivery of certain products we sell. As a result, for such merchandise, we are subject to carrier disruptions and delays due to factors that are beyond our control, such labor shortages, inclement weather, road closures, technical glitches, or high demand. Any failure to deliver products to our customers in a timely and accurate manner may damage our reputation and brand and could cause us to lose customers.

We may also be impacted by increases in shipping rates charged by third party carriers. Any increase in shipping rates and related fuel and other surcharges passed on to us by third-party shipping company would adversely impact profits, given that we may not be able to pass these increased costs directly to customers or offset them by increasing prices without a detrimental effect on customer demand.

We are dependent on relationships with vendors, manufacturers and other third parties, and any adverse changes in these relationships could result in a failure to meet customer expectations which could result in lost revenue.

Merchandise sold on our Suke Shop website is sourced from a wide variety of third-party manufacturers, retailers and other suppliers. Our ability to identify and establish relationships with these parties, as well as to access quality merchandise in a timely and efficient manner on acceptable terms and cost, can be challenging. In many circumstances, we depend on the ability of vendors, manufacturers and retailers in Malaysia to deliver goods that meet applicable quality standards, which is impacted by a number of factors.

Our failure to identify new suppliers, maintain relationships with a significant number of existing suppliers and/or access quality merchandise in a timely and efficient manner could cause us to miss customer delivery dates, which would result in lost sales or the failure to meet customer expectations and could cause customers to cancel orders or cause us to be unable to source merchandise in sufficient quantities, which could result in lost revenue.

The unanticipated loss of certain larger vendors or the consolidation of our vendors could negatively impact our sales and profitability on a short term basis.

It is possible that one or more of our larger vendors could experience financial difficulties, including bankruptcy, or otherwise could elect to cease doing business with us. Further, if multiple major vendors cease doing business with us, or do not perform consistently with past practice, this could have a material adverse impact on our business, financial condition and operating results. In addition, consolidation within our vendor base could exacerbate the foregoing risks and increase our vendors’ bargaining power and their ability to demand terms that are less favorable to us.

Our business is subject to risks associated with seasonality.

Malaysia is a culturally and religiously diverse country, with Malays, Chinese, Indians, and other ethnic groups, each with their own unique festivals and celebrations. As a result, Malaysians have several shopping seasonal habits throughout the year. If we or our vendors are not able to provide popular products in sufficient amounts (for example, due to the loss of inventory, illness or absenteeism of our or our vendors’ workforces, impaired financial conditions, public health crises (such as pandemics and epidemics), or other reasons) such that we fail to meet customer demand, it could significantly affect our revenue and our future growth. The supply of products may become available at different times, and our efforts to ensure popular products are in stock may not be successful. If too many customers access our websites within a short period of time due to increased holiday demand, we may experience system interruptions that make our websites unavailable or prevent us from efficiently fulfilling orders, which may reduce the volume of goods we offer or sell and the attractiveness of our products and services. In addition, we may be unable to adequately staff our fulfillment network and customer service centers during these peak periods and delivery and other third-party shipping (or carrier) companies may be unable to meet the seasonal demand. To the extent we pay for holiday merchandise in advance of the holidays, our available cash may decrease, resulting in less liquidity.

Our insurance policies protect us only from some business risks, which will leave us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter. We have purchased a Business Advantage Plus Policy from AXA Affin General Insurance Berhad that covers the fire, burglary and plate glass sections, valid from August 23, 2023 to August 22, 2024. In addition, we currently maintain worker’s compensation, social security insurance and employer’s liability insurance with statutory limits as required by the laws of Malaysia. However, we cannot assure you that these policies will provide us with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our cash position and results of operations.

We are dependent on the continued services and performance of our management and other key employees, the loss of any of whom could adversely affect our business, operating results and financial condition.

Our businesses depend on the skills, reputation, and professional experience of our management and key employees, the network of resources and relationships they generate during the ordinary course of their activities, and the synergies among the diverse fields of expertise and knowledge held by our senior professionals. Therefore, the success of our business depends on the continued services of these individuals. If we lose their services, we may not be able to execute our existing business strategy effectively, and we may have to change our current business direction. These disruptions to our business may take up significant energy and resources of our company, and materially and adversely affect our future prospects. Specifically, our future performance depends on the continued services and contributions of our Chief Executive Officer, Dato’ Mizal Zaini and our Chief Financial Officer, Gary Chaw who have in-depth knowledge and experience in the media broadcasting industry and in managing our operations. Without these key executives and employees, we may not have the ability to execute our business plans and to identify and pursue new opportunities and innovations. The loss of services of management or other key employees could significantly delay or prevent the achievement of our development and strategic objectives. The loss of the services of our management or other key employees for any reason could adversely affect our business, financial condition and operating results. We do not presently maintain any key man life insurance policies.

In order to compete, we must attract, train and retain highly qualified employees, and the failure to do so could have a material adverse effect on the Company’s results of operations.

To successfully compete, we must attract, train and retain highly qualified employees while controlling related labor costs. In particular, we must hire top marketing professionals and researchers which contribute to the success of our business. If we were to lose a significant number of professionals, it could have a material adverse effect on the Company’s financial condition and results of operations. There is no assurance that we will be able to attract or retain highly qualified employees. The inability to hire or retain qualified personnel at economically reasonable compensation levels would restrict the Company’s ability to improve the Company’s business and result in lower operating results and profitability.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations and our financial condition and results of operations.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank failed and was taken into receivership by the U.S. Federal Deposit Insurance Corporation; on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership; the following week, a syndicate of U.S. banks infused $30 billion in First Republic Bank; and later that same week, the Swiss Central Bank provided $54 billion in covered loan and short-term liquidity facilities to Credit Suisse Group AG, all in an attempt to reassure depositors and calm fears of a banking contagion. Our ability to effectively run our business could be adversely affected by general conditions in the global economy and in the financial services industry. Various macroeconomic factors could adversely affect our business, including fears concerning the banking sector, changes in inflation, interest rates and overall economic conditions and uncertainties. A severe or prolonged economic downturn could result in a variety of risks, including our ability to raise additional funding on a timely basis or on acceptable terms. A weak or declining economy could also impact third parties upon whom we depend to run our business. Increasing concerns over bank failures and bailouts and their potential broader effects and potential systemic risk on the global banking sector generally and its participants may adversely affect our access to capital and our business and operations more generally.

Currently, we do not have a business relationship with any of the banking institutions mentioned above, and our cash, cash equivalents and short term investments that are mostly concentrated in Malaysia have been unaffected by the turmoil in the financial industry in the US and Europe; however, we cannot guarantee that the banking institution with which we do business will not face similar circumstances in the future, or that the third parties with whom we do business will not be negatively affected by such circumstances.

The COVID-19 pandemic and future pandemics or epidemics may negatively impact our business, results of operations and financial condition.

The COVID-19 pandemic has resulted in significant disruptions to the global and Malaysian economies, with material adverse impacts on businesses across various industries. In 2020, the Malaysian GDP contracted by 5.6%, reflecting the severity of economic downturn. However, the Malaysian economy rebounded in 2021 with a growth of 3.1%, driven by supportive fiscal and monetary policies, as well as a gradual recovery in domestic and international demand. In 2022, the Malaysian economy demonstrated strong resilience, with a growth of 8.7%, signaling a robust recovery and renewed confidence in the country’s economic prospects.

The COVID-19 pandemic has significantly impacted the media broadcasting industry in Malaysia by transforming the way people consume media. To curb the spread of the virus, the Malaysian Government had imposed various lockdown stages with restrictions on movement as well as business and social activities. This has triggered a proliferation in home-based activities such as work-from-home, home-based learning, and shopping from home, which trend has led to an increase in media consumption on both traditional and online platforms. According to MCMC, in 2020, the average time spent watching traditional TV per day in Malaysia increased sharply, especially when the initial strict lockdown measures were announced. The average time gradually returned to normal after the initial strict lockdown measures were relaxed and replaced by less stringent measures. Home shopping via TV home shopping and online shopping became more popular due to a shift in consumer purchasing habits during the lockdown stages. As the pandemic continued into 2021, the average time spent watching traditional TV per day in Malaysia continued to remain high, albeit lower than the average time in 2020. In 2021, Malaysians spent 5 hours and 45 minutes watching TV per day, a decrease of 4 minutes compared to 2020. Our broadcasting operations commenced in April 2022, and we generated revenue of $2.2 million for the fiscal year ended December 31, 2022, reflecting the rapid growth of the TV home shopping and e-commerce sectors in response to the COVID-19 pandemic.

Despite the positive growth in our revenue, the continued COVID-19 pandemic may lead to weak consumer spending, particularly amongst residential subscribers who found their livelihood affected by the pandemic. In addition, ongoing or heightened resurgences of COVID-19, including new variants in the future, or the occurrence of another pandemic or epidemic could result in disruptions to our supply chain due to factory closures, shipping and trucking delays and labor shortages. Our manufacturers and vendors may be unable to produce and deliver the products we sell, either on a timely basis or at all, and experience financial difficulties as a result of low capacity utilization. Delays by manufacturers and vendors could also result in delays to delivery dates to our customers, which could result in the cancellation of orders, customers’ refusal to accept deliveries, a reduction in purchase prices and ultimately, termination of customer relationships. Further, our programming could be disrupted if any of our on-site employees were suspected or confirmed of having COVID-19 or other illnesses and such illness required us to quarantine some or all such employees or disinfect our locations.

Even after the COVID-19 pandemic subsides, the Malaysian economy and other major global economies may experience a recession, and we anticipate our businesses and operations would be materially adversely affected by a prolonged recession in Malaysia and the global economy if that occurs.

Any lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Shares.

Prior to filing the registration statement of which this prospectus is a part, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the years ended December 31, 2022 and 2021, we identified material weaknesses in our internal control over financial reporting as well as other control deficiencies for the above mentioned periods. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to (i) lack of formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework; and (ii) lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issues in accordance with the U.S. GAAP and SEC requirements.

We intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting, and organizing regular trainings for our accounting staff, especially trainings related to U.S. GAAP and SEC reporting requirements. We plan to adopt additional measures to improve our internal control over financial reporting, including, among others, creating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest U.S. GAAP accounting standards, and establishing an audit committee and strengthening corporate governance.

Upon completion of this offering, we will become a public company in the United States subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 and the rules and regulations of Nasdaq Capital Market. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting, if we qualify as an accelerated filer or a large accelerated filer. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified, if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

Risks Related to Operations in Malaysia

Failure to comply with existing laws, rules and regulations, or to obtain and maintain required licenses and rights, could subject us to additional liabilities.

We market and provide a range of merchandise through television shopping programs, online digital channels and our website. As a result, we are subject to a wide variety of statutes, rules, regulations, guidelines, policies and procedures in Malaysia, including but not limited to laws regarding consumer protection, privacy, the regulation of retailers generally, the license requirements for participation in film production and/or distribution, the license requirements for television retailers and broadcasting service providers, the sale and promotion of merchandise and the operation of warehouse facilities, as well as laws and regulations applicable to the Internet and businesses engaged in online and mobile commerce. Our failure to comply with these laws and regulations could result in a revocation of required licenses, fines and/or proceedings against us by governmental agencies and/or consumers, which could adversely affect our business, financial condition and results of operations. Moreover, unfavorable changes in the laws, rules and regulations applicable to us could decrease demand for merchandise offered by us, increase costs and/or subject us to additional liabilities.

The economy of Malaysia in general might not grow as quickly as expected, which could adversely affect our revenues and business prospects.

Our business and prospects depend on the continuing development of the economy in Malaysia. We cannot assure you that the Malaysian economy will continue to grow at the same pace as in the past. Economic growth is determined by countless factors, and it is extremely difficult to predict with any level of absolute certainty. In the event that the Malaysian economy suffers, demand for the products we currently offer may diminish, which would in turn result in decreased likelihood of profitability. This could in turn result in a substantial need for restructuring of our business objectives and could result in a partial or entire loss of an investment in our company.

Developments in the social, political, regulatory and economic environment in Malaysia may have a material adverse impact on us.

Our business, prospects, financial condition and results of operations may be adversely affected by social, political, regulatory and economic developments in Malaysia. Such political and economic uncertainties include, but are not limited to, the risks of war, terrorism, nationalism, nullification of contract, changes in interest rates, imposition of capital controls and methods of taxation.

Negative developments in Malaysia’s socio-political environment may adversely affect our business, financial condition, results of operations and prospects. According to the Department of Statistics Malaysia, the Malaysian economy experienced a modest growth of approximately 3.1% in 2021, following a sharp contraction of 5.6% in 2020. The economy made a strong recovery in 2022, with a growth of approximately 8.7%. Although the overall Malaysian economic environment (in which we predominantly operate) appears to be positive, there can be no assurance that this will continue to prevail in the future. Economic growth is determined by countless factors, and it is extremely difficult to predict with any level of absolute certainty. Furthermore, on March 11, 2020, the World Health Organization or WHO declared the corona virus or COVID-19 a pandemic. To help counter the transmission of COVID-19, the government of Malaysia initiated movement control orders (“MCO”), the first effective March 18, 2020. The MCO had resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in Malaysia. The first MCO was extended three times, each for a two-weeks period, until May 12, 2020. On May 13, 2020, the MCO was eased to a Conditional Movement Control Order (“CMCO”) where most business sectors were allowed to operate under strict rules and Standard Operating Procedures mandated by the government of Malaysia. The CMCO was further relaxed, and on June 8, 2020, Malaysia moved into the Recovery Movement Control Order (“RMCO”). Due to a resurgence of COVID-19, CMCO was reimposed in the states of Sabah, Selangor, Kuala Lumpur and Putrajaya effective October 14, 2020. On November 7, 2020, the CMCO was extended to a wider geographical area to include another six states in the country. Effectively, ten of thirteen states in Malaysia were placed under CMCO with the exceptions of Perlis, Pahang and Kelantan. On January 1, 2021, the Government of Malaysia extended the Recovery Movement Control Order (“RMCO”) through March 31, 2021. On January 12, 2021, the Malaysian government declared a state of emergency nationwide to combat COVID-19. Intermittent lockdowns were imposed in various states and districts in the country. On March 5, 2021, lockdowns in most part of the country were eased to a CMCO, nevertheless, COVID-19 cases in the country continue to rise. On May 12, 2021, Malaysia was again put under a full lockdown nationwide, until the earlier of (i) daily COVID-19 cases infection of the country fall below 4,000; (ii) intensive Unit Care, or ICU, wards start operating at a moderate level; or (iii) 10% of the Malaysian population is fully vaccinated. On July 17, 2021, the full lockdown was slightly eased as 13.9% of the Malaysian population was fully vaccinated, with another 30% having received at least one dose of the vaccine. Malaysia’s COVID-19 restrictions were eased progressively over the course of 2022, with the country eventually reopening its borders and discontinuing the requirement for face masks. On May 5, 2023, the WHO ended the emergency status for COVID-19. However, COVID-19 is still a significant public health problem and will continue to challenge health systems worldwide long term. The extent to which the coronavirus may continue to adversely impact the Malaysian economy is uncertain. In the event that the Malaysia economy suffers, demand for our products may diminish, which would in turn result in adverse impacts on our revenues, cash flows, financial condition and business prospect.

We face the risk that changes in the policies of the Malaysian government could have a significant impact upon our business in Malaysia.

Policies of the Malaysian government can have significant effects on the economic conditions of Malaysia. A change in policies by the Malaysian government could adversely affect our interests by, among other factors: changes in laws, regulations or the interpretation thereof, confiscatory taxation, restrictions on currency conversion, imports or sources of supplies, or the expropriation or nationalization of private enterprises. We cannot assure you that the government will continue to pursue current policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting Malaysia’s political, economic and social environment.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

The value of the RM against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in Malaysia’s political and economic conditions. The value of our Ordinary Shares will be indirectly affected by the foreign exchange rate between U.S. dollars and RM and between those currencies and other currencies in which our sales may be denominated. Appreciation or depreciation in the value of the RM relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Currently, we rely entirely on revenues earned in Malaysia, any significant revaluation of RM may materially and adversely affect our cash flows, revenues and financial condition. For example, to the extent that we need to convert U.S. dollars we receive from an offering of our securities into RM for our operations, appreciation of the RM against the U.S. dollar could cause the RM equivalent of U.S. dollars to be reduced and therefore could have a material adverse effect on our business, financial condition and results of operations. Conversely, if we decide to convert our RM into U.S. dollars for the purpose of making dividend payments on our Ordinary Shares or for other business purposes and the U.S. dollar appreciates against the RM, the U.S. dollar equivalent of the RM we convert would be reduced. In addition, the depreciation of significant U.S. dollar denominated assets could result in a change to our operations and a reduction in the value of these assets.

We are subject to foreign exchange control policies in Malaysia.

The ability of our subsidiary to pay dividends or make other payments to us may be restricted by the foreign exchange control policies in Malaysia. There are foreign exchange policies in Malaysia which support the monitoring of capital flows into and out of the country in order to preserve its financial and economic stability. The foreign exchange policies are administered by the Foreign Exchange Administration, an arm of Bank Negara Malaysia (“BNM”), the central bank of Malaysia. The foreign exchange policies monitor and regulate both residents and non-residents. Under the current Foreign Exchange Administration rules issued by BNM, non-residents are free to repatriate any amount of funds from Malaysia in foreign currency other than the currency of Israel at any time (subject to limited exceptions), including capital, divestment proceeds, profits, dividends, rental, fees and interest arising from investment in Malaysia, subject to any withholding tax. In the event BNM introduces any restrictions, we may be affected in our ability to repatriate dividends or other payments from our subsidiary in Malaysia. Since we are a Cayman Islands holding company and rely principally on dividends and other payments from our subsidiary for our cash requirements, any restrictions on such dividends or other payments could materially and adversely affect our liquidity, financial condition and results of operations.

Because our principal assets are located outside of the United States and all our existing directors and officers reside outside of the United States, it may be difficult for you to enforce your rights based on U.S. federal securities laws against us or our officers and directors or to enforce a judgment of a United States court against us or our officers and directors in Malaysia.

All our existing directors and officers are nationals and residents of Malaysia, and all of their assets are located outside the United States.   In addition, all of our assets are located outside of the United States. It may therefore be difficult for investors in the United States to effect service of process within the United States upon us or our directors and officers or to enforce their legal rights based on the civil liability provisions of the U.S. federal securities laws against us or our directors and officers in the courts of the U.S., Cayman Islands or Malaysia and, even if civil judgments are obtained in U.S. courts, to enforce such judgments in Malaysian courts.

Risks Related to This Offering and Ownership of Our Ordinary Shares

There has been no public market for our Ordinary Shares prior to this offering and an active trading market for our Ordinary Shares may not develop following the completion of this offering.

Prior to this offering, there has been no public market for our Ordinary Shares. We intend to apply for the listing of our Ordinary Shares on Nasdaq under the symbol “SUKE”. Even if our Ordinary Shares are approved for listing on Nasdaq, a liquid public market for our Ordinary Shares may not develop following the completion of this offering. The initial public offering price for our Ordinary Shares has been determined by us based upon several factors, including prevailing market conditions, our historical performance, estimates of our business potential and earnings prospects, and the market valuations of similar companies. The price at which the Ordinary Shares are traded after this offering may decline below the initial public offering price and the liquidity of the Ordinary Shares may decrease significantly, meaning that you may experience a significant decrease in the value of your Ordinary Shares regardless of our operating performance or prospects.

Our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The public offering price of our Ordinary Shares has been determined by us based upon many factors and may not be indicative of prices that will prevail following the closing of this offering. After this offering, the market price for our Ordinary Shares is likely to be volatile and could fluctuate widely due to multiple factors beyond our control, including the following:

●	variations in our operating results compared to market expectations;

●	adverse publicity about us, the industries we participate in or individual scandals;

●	announcements of new offerings or significant price reductions by us or our competitors;

●	stock price performance of our competitors;

●	fluctuations in stock market prices and volumes;

●	changes in senior management or key personnel;

●	changes in financial estimates by securities analysts;

●	negative earnings or other announcements by us or our competitors;

●	incurrence of indebtedness, defaults on indebtedness, or issuances of additional capital stock;

●	global economic, legal and regulatory factors unrelated to our performance; and

●	the other factors listed in this “Risk Factors” section.

Any of these factors may result in large and sudden changes in the volume and price at which the Ordinary Shares will trade. In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations. Volatility in the market price of our Ordinary Shares may prevent investors from being able to sell their shares at or above the initial public offering price. As a result, you may suffer a loss on your investment.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

The US stock market has witnessed instances of extreme stock price run-ups followed by rapid price declines in 2022 and such stock price volatility seemed unrelated to the issuers’ performance subsequent to their recent initial public offerings, especially among companies with relatively smaller public floats. After the consummation of this offering, we will have a relatively small public float due to the relatively small size of this offering. As a relatively small-capitalized company with a small public float after this offering, the share price of our Ordinary Shares may experience extreme volatility, lower trading volume and less liquidity than large-capitalized companies. Although the specific cause of such volatility is unclear, our anticipated small public float may amplify the impact the actions taken by a few shareholders have on the price of our Ordinary Shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. The potential extreme volatility may confuse public investors regarding the value of our shares, distort the market perception of our share price and our company’s financial performance and public image, and negatively affect the long-term liquidity of our Ordinary Shares, regardless of our actual or expected operating performance. Should our Ordinary Shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our Ordinary Shares and our ability to access the capital market may be materially adversely affected. In addition, if the trading volumes of our Ordinary Shares are low, holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares.

We may not be able to maintain a listing of our Ordinary Shares on Nasdaq.

Assuming that our Ordinary Shares are listed on Nasdaq, we must meet certain financial and liquidity criteria to maintain such listing. If we fail to meet Nasdaq’s continued listing requirements, our Ordinary Shares may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our Ordinary Shares from Nasdaq may materially impair our shareholders’ ability to buy and sell our Ordinary Shares and could have an adverse effect on the market price of, and the efficiency of the trading market for, our Ordinary Shares. The delisting of our Ordinary Shares could significantly impair our ability to raise capital and the value of your investment.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the shares and trading volume could decline.

The trading market for our Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our Ordinary Shares or publishes inaccurate or unfavorable research about our business, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Ordinary Shares to decline.

As our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase shares in this offering, you will pay more for your Ordinary Shares than the amount paid by our existing shareholders for their shares on a per share basis. As a result, you will experience immediate and substantial dilution in net tangible book value per share in relation to the price that you paid for your shares. We expect the dilution as a result of the offering to be $[  ] per share to new investors purchasing our shares in this offering, assuming a public offering price of $[  ] per share. See the “Dilution” section for a more complete description of how the value of your investment in our shares will be diluted upon completion of this offering.

We have broad discretion as to the use of the net proceeds from this offering and our use of the offering proceeds may not yield a favorable return on your investment. Additionally, we may use these proceeds in ways with which you may not agree or in the most effective way.

The Company intends to use the net proceeds of this offering for several purposes including (i) brand promotion and content production, (ii) software and systems update, (iii) debt reduction, (iv) expansion in ASEAN, (v) strategic acquisitions or investment in complementary businesses or assets, and (vi) working capital and general corporate purposes. Accordingly, management of the Company will have substantial discretion in applying the net proceeds to be received by the Company. However, based on unforeseen technical, commercial or regulatory issues, we could spend the proceeds in ways with which you may not agree. Moreover, the proceeds may not be invested effectively or in a manner that yields a favorable or any return, and consequently, this could result in financial losses that could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that the Company will utilize the net proceeds in a manner that enhances value of the Company. If the Company fails to spend the proceeds effectively, the Company’s business and financial condition could be harmed, and there may be the need to seek additional financing sooner than expected.

We have never paid cash dividends on our Ordinary Shares and do not intend to pay dividends for the foreseeable future.

We have paid no cash dividends on our Ordinary Shares to date and we do not anticipate paying cash dividends in the near term. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our Ordinary Shares. Accordingly, investors must be prepared to rely on sales of their Ordinary Shares after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our Ordinary Shares.

Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board deems relevant. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from the operating entities, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

Raising additional capital may cause dilution to our shareholders, including purchasers of Ordinary Shares in this offering, or restrict our operations.

To support our expanding business, we may need additional capital to continue to make significant investments in our new and existing business. We cannot assure you that cash generated by our operations will be sufficient to allow us to fund such expansion. If cash flows from operations are not sufficient, we may need additional equity or debt financing to provide the funds required to expand our business. If such financing is not available on satisfactory terms or at all, we may be unable to expand our business or to develop new business at the rate desired and our operating results may suffer. Debt financing increases expenses which may contain covenants that restrict the operation of our business, and must be repaid regardless of operating results. Equity financing, or debt financing that is convertible into equity, could result in additional dilution to our existing shareholders.

Our inability to obtain adequate capital resources, whether in the form of equity or debt, to fund our business and growth strategies may require us to delay, scale back or eliminate some or all of our operations or the expansion of our business, which may have a material adverse effect on our business, operating results, financial condition or prospects.

We may issue additional equity or debt securities, which are senior to our Ordinary Shares as to distributions and in liquidation, which could materially adversely affect the market price of our Ordinary Shares.

In the future, we may attempt to increase our capital resources by entering into additional debt or debt-like financing that is secured by all or up to all of our assets, or issuing debt or equity securities, which could include issuances of commercial paper, medium-term notes, senior notes, subordinated notes or shares. In the event of our liquidation, our lenders and holders of our debt securities would receive a distribution of our available assets before distributions to our shareholders. Because our decision to incur debt and issue securities in our future offerings will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings and debt financing.

Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future. Thus, you will bear the risk of our future offerings reducing the value of your Ordinary Shares and diluting your interest in our company.

We will be subject to ongoing public reporting requirements under Exchange Act rules that are less rigorous than those for companies that are not emerging growth companies, and our shareholders could receive less information than they might expect to receive from more mature public companies.

Upon the completion of this offering, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, although if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the end of any second fiscal quarter before that time, we would cease to be an emerging growth company as of the following year end. As a result of our election to take advantage of this provision, our financial statements may not be comparable to companies that comply with public company effective dates.

Because we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, our shareholders could receive less information than they might expect to receive from more mature public companies. We cannot predict if investors will find our Ordinary Shares less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our Ordinary Shares.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act (Revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, all of our existing directors and executive officers reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Malaysia or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and Malaysia, see “Enforceability of Civil Liabilities.”

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	Section 14 of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	Section 16 of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we may publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Stock Market. Press releases relating to financial results and material events will also be furnished to the SEC in reports on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

We are exempted from certain corporate governance requirements of Nasdaq by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country, the Cayman Islands, in lieu of certain corporate governance requirements of Nasdaq. As result, the standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);

●	have a compensation committee and a nominating committee to be comprised solely of “independent directors”; or

●	hold an annual meeting of shareholders no later than one year after the end of our fiscal year.

Although we do not currently intend to rely on these “home country” exemptions, we may rely on some of these exemptions in the future. As a result, our shareholders may not be provided with the benefits of certain corporate governance requirements of Nasdaq.

If the ownership of our Ordinary Shares continues to be highly concentrated, it may prevent you and other minority shareholders from influencing significant corporate decisions and may result in conflicts of interest.

Upon completion of this offering, Dato’ Mizal Zaini and Datin Emelia will own approximately [  ]% of our outstanding voting shares (or approximately [  ]% if the underwriter exercises its option to purchase additional shares in full). As a result, it owns shares sufficient for majority votes over all matters requiring shareholder votes, including: the election of directors; mergers, consolidations, and acquisitions; the sale of all or substantially all of our assets and other decisions affecting our capital structure; amendments to our memorandum and articles of association; and our winding up and dissolution. This concentration of ownership may delay, deter or prevent acts that would be favored by our other shareholders. The interests of Dato’ Mizal Zaini and Datin Emelia may not always coincide with our interests or the interests of our other shareholders. This concentration of ownership may also have the effect of delaying, preventing or deterring a change in control of our company. Also, Dato’ Mizal Zaini and Datin Emelia may seek to cause us to take courses of action that, in their judgment, could enhance their investment in us, but which might involve risks to our other shareholders or adversely affect us or our other shareholders, including investors in this offering. As a result, the market price of our shares could decline, or shareholders might not receive a premium over the then-current market price of our shares upon a change in control. In addition, this concentration of share ownership may adversely affect the trading price of our shares because investors may perceive disadvantages in owning shares in a company with significant shareholders.

Our post-offering memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares at a premium.

Our post-offering memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that (i) authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and (ii) limit the ability of shareholders to requisition and convene general meetings of shareholders. Such provisions could have an effect of limiting the ability of third parties to acquire control of our company or cause us to engage in a transaction resulting in a change of control.

There is a risk that we will be a passive foreign investment company for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our Ordinary Shares.

In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes.

Based on the expected composition of our income and assets and the value of our assets, including goodwill, we do not expect to be a PFIC for our current taxable year. However, the proper application of the PFIC rules to a company with a business such as ours is not entirely clear. Because the proper characterization of certain components of our income and assets is not entirely clear, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Ordinary Shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year during which a U.S. investor holds Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor.

General Risk Factors

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, imposes various requirements on the corporate governance practices of public companies. We qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under SOX 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of SOX 404 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business, financial condition and results of operations may be materially and adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

U.S. and global markets have experienced volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine has led to market disruptions, including volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. We are continuing to monitor the situation in Ukraine and globally and assessing its potential impact on our business. In addition, Russian military actions and the resulting sanctions have and could continue to adversely affect the global economy and financial markets, potentially making it more difficult for us to obtain additional funds.

Any of the above mentioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this registration statement.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	our ability to continue as a going concern;

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	expected changes in our revenue, costs or expenditure;

●	our expectations regarding demand for and market acceptance of our products and services;

●	competition in our industry; and

●	government policies and regulations relating to our industry.

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

This prospectus also contains certain data and information, which we obtained from various government and private publications. Although we believe that the publications and reports are reliable, we have not independently verified the data. Statistical data in these publications includes projections that are based on a number of assumptions. If any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Although we will become a public company after this offering and have ongoing disclosure obligations under United States federal securities laws, we do not intend to update or otherwise revise the forward-looking statements in this prospectus, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $[  ] million, or approximately $[  ] million if the underwriter exercises the over-allotment option in full, after deducting underwriting discounts and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of $[  ] per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of $[  ] per share would increase (decrease) the net proceeds to us from this offering by $[  ] million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The primary purposes of this offering are to create a public market for our Ordinary Shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional working capital. We currently intend to use the net proceeds of this offering as follows:

●	approximately 30%, or $[ ] million, for brand promotion activities in Malaysia and production of content for our Suke TV channel;

●	approximately 10%, or $[ ] million, for upgrading our software infrastructure and systems;

●	approximately 5%, or $[ ] million, for repaying a portion of the outstanding debt owed to Malaysia Debt Ventures Berhad under the master facility agreement;

●	approximately 20%, or $[ ] million, for expanding our business into ASEAN, particularly Thailand;

●	approximately 10%, or $[ ] million, for strategic acquisitions or investment in complementary businesses and/or assets within, or similar, to our existing business. As of the date of this prospectus, our board of directors has not identified any specific projects to be undertaken or businesses and/or assets to be acquired or invested; and

●	approximately 25%, or $[ ] million, for working capital and general corporate purposes.

The foregoing represents our current intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions. Our management, however, will have broad discretion in the way that we use the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. Pending the final application of the net proceeds of this offering, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities. See “Risk Factors—Risks Related to this Offering and the Market for Our Ordinary Shares Generally—We have broad discretion as to the use of the net proceeds from this offering and our use of the offering proceeds may not yield a favorable return on your investment. Additionally, we may use these proceeds in ways with which you may not agree or in the most effective way.”

DIVIDEND POLICY

We have not previously declared, or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares. We currently intend to retain most, if not all, of our available funds and future earnings to operate and expand our business.

We are a holding company incorporated under the laws of the Cayman Islands. We rely on dividends from our subsidiary for certain cash requirements, such as payment of dividends to our shareholders. Pursuant to the master facility agreement, dated September 24, 2021, and the associated security documents, entered into between DNF and Malaysia Debt Ventures Berhad, or MDV, our subsidiary DNF is not allowed to declare or pay dividends or make any distribution without prior written consent from MDV, while the facility remains in effect or the debt under such facility remains payable. See “Risk Factors—Risks Related to Our Business—We are a holding company, and we are accordingly dependent upon distributions from our subsidiary to pay dividends, if any, taxes and other expenses.”

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our total capitalization as of June 30, 2023:

●	on an actual basis; and

●	on an as adjusted basis to give effect to the issuance sale of [ ] Ordinary Shares by us in this offering at an assumed initial public offering price of $[ ] per ordinary share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us (assuming the over-allotment option is not exercised).

You should read this table together with our consolidated financial statements, the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	June 30, 2023
	Actual (in thousands)	As Adjusted(1) (in thousands)
Cash and cash equivalents	$6	$
Debt
Short term borrowings	(1,636)
Long-term borrowings	-
Total debt	(1,636)
Shareholders’ equity
Ordinary Shares, par value $0.001; 50,000,000 shares authorized and 2,850,000 shares issued and outstanding, actual; [ ] shares authorized and [ ] shares issued and outstanding, as adjusted	4
Additional paid-in capital	1,372
Accumulated deficit	(2,376)
Accumulated other comprehensive loss	42
Total shareholder’s equity	(959)
Total capitalization	$(959)	$

(1)	As adjusted information discussed above is illustrative only. Our retained profits, equity attributable to owners of the Company and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)	Assuming the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed initial public offering price of $[ ] per ordinary share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by $[ ] million.

DILUTION

If you invest in the Ordinary Shares, your interest will be diluted to the extent of the difference between the initial public offering price per ordinary share and our net tangible book value per ordinary share after this offering. Dilution results from the fact that the assumed initial public offering price per ordinary share is substantially in excess of the net tangible book value per ordinary share attributable to the existing shareholders for our presently outstanding Ordinary Shares.

Our net tangible book value was approximately $[  ] million, or $[  ] per ordinary share, as of June 30, 2023. Our net tangible book value represents the amount of our total consolidated tangible assets (which is calculated by subtracting deferred tax assets from our total consolidated assets), less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share after giving effect to the proceeds we will receive from this offering, at an assumed initial public offering price of $[  ] per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

After giving effect to the sale of $[  ] of Ordinary Shares in this offering at an assumed initial public offering price of $[  ] per ordinary share, the midpoint of the estimated initial public offering price range, assuming no exercise of over-allotment option and after deducting underwriting commissions and estimated offering expenses payable by us, but without adjusting for any other change in our net tangible book value subsequent to June 30, 2023, our pro forma as adjusted net tangible book value would have been $[  ] per ordinary share. This represents an immediate increase in net tangible book value of $[  ] per ordinary share to our existing shareholders and immediate dilution of $[  ] per ordinary share to new investors purchasing Ordinary Shares in this offering. The following table illustrates this per ordinary share dilution to the new investors purchasing Ordinary Shares in this offering:

Assumed initial public offering price per ordinary share	$	[ ]
Net tangible book value per ordinary share at June 30, 2023	$	[ ]
Pro forma net tangible book value per ordinary share after this offering	$	[ ]
Increase in net tangible book value per ordinary share to the existing shareholders	$	[ ]
Dilution in net tangible book value per ordinary share to new investors in this offering	$	[ ]

A $1.00 increase (decrease) in the assumed public offering price of $[  ] per ordinary share would increase (decrease) our pro forma net tangible book value after giving effect to the offering by $[  ] million, the net tangible book value per ordinary share after giving effect to this offering by $[  ] per ordinary share and the dilution in net tangible book value per ordinary share to new investors in this offering by $[  ] per ordinary share, assuming no change to the number of Ordinary Shares offered by us as set forth on the cover page of this prospectus, no exercise of over-allotment option and after deducting underwriting commissions and estimated offering expenses payable by us.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Ordinary Shares and other terms of this offering determined at pricing.

The following tables summarize the differences between our existing shareholders and the new investors with respect to the number of Ordinary Shares purchased from us in this offering, the total consideration paid and the average price per ordinary share paid at an assumed initial public offering price of $[  ] per ordinary share, and before deducting estimated underwriting discounts and commissions and estimated offering expenses (assuming no exercise of over-allotment option).

	Share Purchased				Total Consideration					Average Price
	Number		Percent		Amount			Percent		Per Share
Existing shareholders*	3,701,300		[	]	$	[	]	[	]	$	[	]
New investors	[	]	[	]	$	[	]	[	]	$	[	]
Total	[	]	100%		$	[	]	100%		$

*	Including 3,701,300 Ordinary Shares, par value of $0.001.

The discussion and the table above exclude shares issuable upon exercise of warrants to be issued to the underwriters in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on our current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors, including those which we discuss under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

Overview

We are an emerging company in the media network and e-commerce platform sectors, aiming to serve the ASEAN market from our headquarters in Malaysia.

DNF Group Sdn. Bhd., our 100% owned operating subsidiary, was incorporated in the Malaysia on August 18, 2008 and commenced operations under the trade name “SUKE” in 2019.

We believe we are one of the fastest growing media and entertainment networks in Malaysian history in terms of viewership, with approximately 1,000,000 unique TV viewers tuning in from across Malaysia within the first 3 months of our broadcasting debut in April 2022. Our platform connects merchants, the majority of which are celebrity-owned small and micro enterprises, to sell their products and services to primarily Malay-speaking customers, a region-wide audience of potentially 100 million across Malaysia, Indonesia, Singapore, and Brunei. Our business was founded in 2021 by Dato’ Mizal Zaini, our Chairman and Chief Executive Officer, known professionally as AC Mizal who has, for over three decades, been a prominent figure in the Malaysian entertainment industry, with diverse roles as an actor, singer, comedian, TV host, and former radio presenter. Building on Dato’ Mizal Zaini’s extensive industry experience and vision, we are dedicated to providing micro, small & medium-sized enterprises with accessible broadcast reach to a regional audience.

We pioneered SUKE TV, a celebrity-driven 24/7 free-to-air and over-the-top (“OTT”) shopping channel in Malaysia. It offers a holistic, one-stop platform that includes full in-house media content production, custom program development, logistics and delivery, and advertising services, driven by a full service e-commerce platform, OTT video streaming (available on our YouTube channel and the iQIYI platform), live video commerce and experiential shopping, accessible through both TV and digital mediums.

In our two years of operations, our products and services have proven to create exceptional value for both merchants, customers and viewers alike. Our channel, SUKE TV, was the first in Malaysia to introduce a one-stop entertainment-based celebrity-backed advertising vehicle paired with a delivery network, which has replaced the traditional model of using multiple platforms for e-commerce, advertising, celebrity endorsement and logistics, and has represented an industry trend.

We generate revenues primarily from advertising fees charged to merchants for our facilitation, production, and management of advertising. We also charge percentage fees to merchants for fulfilling their sales via our SUKE Shop platform, which generates our e-commerce revenue. Our e-commerce revenue for the two fiscal years ended December 31, 2022, and the six months ended June 30, 2023, and up to the date of this prospectus has been immaterial.

For the fiscal years ended December 31, 2022 and 2021, we had total revenue of $2,227,222 and $6,588, respectively, and net loss of $913,103 and $445,376, respectively. For the six months ended June 30, 2023 and 2022, we had total revenue of $675,246 and $76,728, respectively, and net loss of $789,357 and $1,283,190, respectively. Revenue derived from advertising services accounted for approximately 98.89% and 0% of our total revenue for the fiscal years ended December 31, 2022 and 2021, respectively. Revenue derived from advertising services accounted for approximately 99.7% and 89.9% of our total revenue for the six months ended June 30, 2023 and 2022, respectively. Of the advertising revenue for the year ended December 31, 2022, $1,023,146 (approximately 46%) was from barter arrangements and will be exchanged with services in return. Of the advertising revenue for the six months ended June 30, 2023, none was from barter arrangements that will be exchanged with services in return. Revenue derived from talent management accounted for approximately 0.72% and 100% of our total revenue for the fiscal years ended December 31, 2022 and 2021, respectively. Revenue derived from talent management accounted for approximately 0.21% and 8.85% of our total revenue for the six months ended June 30, 2023 and 2022, respectively. Revenue derived from e-commerce accounted for approximately 0.39% and 0% of our total revenue for the fiscal years ended December 31, 2022 and 2021, respectively. Revenue derived from e-commerce accounted for approximately 0.03%% and 1.23% of our total revenue for the six months ended June 30, 2023 and 2022, respectively.

Our Historical Performance

The Company’s independent registered public accounting firm has expressed substantial doubt as to the Company’s ability to continue as a going concern. As of December 31, 2022, we had a working capital deficiency of $1,583,377 and shareholders’ deficit of $898,916. As of June 30, 2023, we had a working capital deficiency of $1,562,944 and shareholders’ deficit of $958,778. In addition, we have entered into a master facility agreement with Malaysia Debt Ventures Berhad, or MDV, under which we have borrowed RM7.2 million ($1,636,289) from MDV and were originally required to repay this loan within 60 months from the date of disbursement, including a grace period of 12 months. Under the original terms of this loan, we were required to make (i) a monthly principal payment of RM150,000 (approximately $34,089), (ii) a monthly profit payment at an adjustable profit rate (up to a maximum of 12% per annum), and (iii) a monthly deposit of RM33,750 (approximately $7,670) in a sinking fund, starting from January 1, 2023 after the expiration of the 12-month grace period. As we were not meeting such repayment obligations, we negotiated with MDV to delay our payments. On December 21, 2023, we entered into a Supplemental Letter of Offer 3 with MDV, pursuant to which MDV agreed to extend the loan term from 60 months to 74 months and modified the payment schedule as follows: (i) January – April 2023, principal payment of RM150,000 each month; (ii) May 2023 – June 2024, monthly principal payments of RM150,000 are waived; (iii) July 2024 – February 2028, principal payment of RM150,000 each month; (iv) profits due from June 2023 until March 2024 are deferred and will be paid equally over the remainder of the term; (v) monthly sinking fund deposits of RM33,750 (approximately $7,670) are deferred until April 2024.

As of December 31, 2023, there was no overdue payment under the banking facilities with MDV, and only a penalty fee of approximately RM1,658 (approximately $377) was due. We plan to use approximately 5% of gross proceeds from this offering, or $[  ] million, to repay a portion of the outstanding debt owed to MDV. Pursuant to the Supplemental Letter of Offer 3, we provided MDV with an irrevocable letter of undertaking to remit 5% of gross proceeds from this offering to MDV. For additional information on our master facility agreement with MDV, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Banking Facilities.”

We estimate that we will be able to conduct our planned operations using currently available capital resources for at least the next twelve months. However, in order to meet our growth expectations, we will need to raise funds beyond our current working capital balance in order to finance future development and meet our debt obligations until such time as future profitable revenues are achieved. We will seek to fund our operations through public offerings, including this offering, private equity offerings, debt financings, and government or other third-party funding. However, the Company may not be able to raise adequate funds for capital expenditures, working capital and other cash requirements from capital markets on acceptable terms, or at all. Advances from an officer or shareholder may likewise be unavailable. The Company’s failure to raise capital as and when needed and generate significantly higher revenues than operating expenses to achieve profitability would impact its going concern status and would have a negative impact on its financial condition and its ability to pursue its business strategy and continue as a going concern. For further discussion, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Going Concern”.

Key Factors that Affect Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

●	Our ability to retain our broadcasting license. We are a licensed network broadcaster in Malaysia. Our license is granted by Malaysia Communications and Multimedia Commission, or MCMC, and is valid from December 8, 2016 to December 7, 2026. Our SUKE TV channel, which constitutes one of our core sources of revenue, relies on the broadcasting license to operate. If we fail to maintain or renew our broadcasting license, we will not be able to air our programming, which would result in loss of revenue and disruptions to our operations.

●	Our ability to increase awareness of the SUKE brand and develop customer loyalty. Our SUKE brand is integral to our sales and marketing efforts. We believe that maintaining and enhancing our brand name recognition in a cost-effective manner is critical to achieving widespread acceptance of our current and future product offerings and is an important element in our effort to expand our customers and merchants. Successful promotion of our brand name will depend largely on our marketing efforts and our ability to provide reliable and quality services at competitive prices. Brand promotion activities may not necessarily yield increased revenue, and even if they do, any increased revenue may not offset the expenses we will incur in marketing activities. If we fail to successfully promote and maintain our brand, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract new customers and merchants or retain our existing customers and merchants, in which case our business, operating results, and financial condition would be materially and adversely affected.

●	Our ability to increase the number of advertisers to utilize our advertising services while remaining competitive in our pricing. We generate our advertising revenue from advertisers who place ads on our TV airtime and our SUKE Shop e-commerce platform. Our advertising services are designed to help advertisers drive consumer demand, increase sales, and achieve operating efficiencies. Thus, our relationships with advertisers primarily depend on our ability to deliver quality advertising services at attractive prices. If advertisers are dissatisfied with the effectiveness of the advertising campaigns run through our channel and platform, they may stop purchasing our advertising services or decrease the amount they are willing to spend on marketing campaigns and promotional activities. In addition, our results of operations are directly affected by the pricing of the fees we charge to advertisers. Demand for our services is sensitive to prices due to many factors, including our advertisers’ satisfaction or dissatisfaction with our services, the cost of our services and the cost of services offered by our competitors, reductions in our advertisers’ spending levels, or the introduction by competitors of attractive advertising features and functionality, all of which can significantly affect our pricing strategies. There can be no assurance that we will not be forced to engage in price-cutting initiatives, or to increase our advertising and other expenses to attract and retain advertisers in response to competitive pressures, either of which could have a material adverse effect on our revenue, operating results, and resources.

●	Our ability to increase the transaction volume from our home shopping and e-commerce platform. We utilize our SUKE TV and SUKE Shop to connect merchants and customers and facilitate customers to purchase consumer products online and offline through our platform. Our revenue from the revenue sharing model is largely affected by the volume of transactions facilitated by us between merchants and customers. The level of our revenue from revenue sharing depends upon many factors, including our ability to attract merchants that are prepared to offer quality products through our SUKE TV channel and SUKE Shop website, to provide our customers with great products and savings. If we are unable to grow the volume of transactions, our net revenue would decline and our growth prospects would be severely impaired.

●	Our ability to control costs and expenses and improve our operating efficiency. Our business growth is dependent on our ability to improve our operating efficiency, which is determined by our abilities to monitor and adjust costs and expenses. Specifically, we consider our ability to monitor and adjust staffing costs (including payroll and employee benefit expenses) and administrative expenses essential to the success of our business. If our costs and expenses exceed our estimated budget and we are unable to increase our revenue as expected, our operational efficiency might decrease, resulting in an adverse impact on our business, results of operation, and financial condition.

●	Our current geographic concentration in Malaysia. Currently, almost all of our operations are located in Malaysia. Accordingly, our business, financial condition and results of operations may be influenced by changes in political, economic, social, regulatory, and legal environments in Malaysia, as well as by the general state of the economy in Malaysia. See also “Risk Factors—Risks Related to Operations in Malaysia.”

●	Our Ability to Compete Successfully. The media network and e-commerce industries in Malaysia are rapidly evolving and highly competitive, and we expect competition in these industries to persist and intensify. We face competition in each of our service segments. With respect to media broadcasting, we primarily compete with other broadcasters. With respect to e-commerce, we compete directly with other e-commerce platforms. We also face competition from other types of advertising media, such as newspapers, magazines, yellow pages, billboards, pay TV and radio for our advertising services. Significant competition could reduce our operating margins and profitability and result in a loss of market share. Some of our existing and potential competitors may have competitive advantages, such as significantly greater brand recognition and financial, marketing, or other resources that may be devoted to the development, promotion, sales and support of their platforms. Significant competition could lead to lower prices and decreased revenue, gross margins and profits, any of which could have a material and adverse effect on our results of operations. See also the “Business—Competition” section.

Impact of COVID-19

During the COVID-19 pandemic, our SUKE TV channel was established to tap into the growing trend of online shopping and e-commerce. With people staying at home and seeking entertainment, we have focused on celebrity-powered entertainment combined with the convenience of online shopping. This approach was well-received, gaining popularity among consumers who enjoyed the unique and personal connection with their favorite stars while shopping from home. Our success during the pandemic was noteworthy, as we managed to adapt to the changing market and stand out from competitors. Suke TV’s use of celebrities and influencers made it relatable and appealing to the audience, resulting in a loyal customer base. As the world recovers from the pandemic, we believe our continued emphasis on merging entertainment with e-commerce will contribute significantly to our future growth and success.

Additionally, we have implemented various measures to ensure a safe and healthy work environment during the COVID-19 pandemic, including providing personal protective equipment and practicing social distancing in the workplace.

Results of Operations

Comparison of Six Months Ended June 30, 2023 and 2022

The following financial data is derived from, and should be read in conjunction with, our interim financial statements for the six months ended June 30, 2023 and 2022.

A summary of the Company’s operating results for the six months ended June 30, 2023 and for the six months ended June 30, 2022 are as follows:

	Six Months ended June 30		Change
	2023	2022
	USD	USD	USD	%
Revenue	675,246	76,728	598,518	780%
Cost of Sales	(642,194)	(311,872)	330,322	106%
Gross Profit/(loss)	33,052	(235,144)	268,196	-
Other Operating Income	-	15,408	(15,408)	100%
Administrative Expenses	(735,709)	(995,545)	(259,836)	26%
Interest Expenses	(86,700)	(67,909)	18,791	28%
Profit/(loss) before tax	(789,357)	(1,283,190)	493,833	-

In the six months ended June 30, 2022, we largely focused on establishing our operations in preparation for the launch of our TV broadcast in April 2022, and recorded revenues of only $76,728. In the six months ended June 30, 2023, revenues increased by 78 times to $675,246 from $76,728 in 2022. This significant increase was mainly attributable to the launch of the SUKE TV channel that broadcasts on the national free to air channel and the commencement of the revenue generation through advertising fees and sales of products through the Suke Shop website which was launched in April 2022. Moving forward, the Company is optimistic and expects the results to improve further with the growing awareness of our brand among an expanding audience.

Cost of revenues

During the six months ended June 30, 2023 and 2022, our cost of revenues was mainly comprised of production cost and broadcasting service fee and the operational costs associated with our online platform. For the six months ended June 30, 2023 and 2022, our cost of revenues amounted to $642,194 and $311,872, respectively, in line with our significant revenue growth over the periods.

Gross Profit

Gross profit for the six months ended June 30, 2023 was $33,052, or 5% of revenues as compared to gross loss of $311,872, or 125% of revenues for the six months ended June 30, 2022. The increase of the gross profit margin is due to the increase in advertisement services the Company provided in the six months ended June 30, 2023.

Administrative Expenses

Our administrative expenses primarily consist of (i) marketing expenses, (ii) staff costs, (iii) professional fees, (iv) depreciation, (v) operating lease expenses, (vi) license fee, (vii) entertainment and (viii) miscellaneous expenses. The following table sets forth the breakdown of our administrative expenses for the six months ended June 30, 2023 and 2022:

	Six months ended June 30
	2023		2022
	USD	%	USD’	%
Marketing expenses	8,397	1.14	594,378	59.70
Staff costs	320,055	43.50	214,770	21.57
Professional fee	224,922	30.57	64,202	6.45
Depreciation	39,285	5.34	32,510	3.27
Operating lease expenses	33,085	4.50	27,324	2.75
License fee	1,829	0.25	141	0.01
Entertainment	21	0.00	309	0.03
Miscellaneous	108,115	14.70	61,911	6.22

Our administrative expenses were $735,709 and $995,545 for the six months ended June 30, 2023 and 2022, respectively, representing approximately 109% and 1,297% of our total revenues for the corresponding financial periods.

Marketing costs mainly represented celebrity marketing fee, marketing fee for our online platform, and advertisement and event fees. The marketing expenses incurred for the six months ended June 30, 2023 and 2022 were $8,397 and $594,378, respectively.

Staff costs mainly represented the salaries, employee benefits and retirement benefit costs for our employees. The staff costs of our Company were $320,055 and $214,770, respectively, for the six months ended June 30, 2023 and 2022.

Professional fee mainly represented consultancy and retainer fees for legal and studio setup services as well as auditors’ remuneration and valuation expenses.

Depreciation expense is charged on our property, plant and equipment which included (i) office equipment and (ii) furniture and fittings.

Comparison of Fiscal Years Ended December 31, 2022 and 2021

The following financial data is derived from, and should be read in conjunction with, our audited financial statements for the years ended December 31, 2022 and 2021.

A summary of the Company’s operating results for the year ended December 31, 2022 and for the year ended December 31, 2021 are as follows:

	Year ended December 31		Year on year change
	2022	2021
	USD	USD	USD	%
Revenue	2,227,222	6,588	2,220,634	33,707%
Cost of Sales	(1,093,600)	(4,688)	1,088,912	23,228%
Gross Profit	1,133,622	1,900	1,131,722	-
Other Operating Income	19,096	-	19,096	100%
Administrative Expenses	(1,919,187)	(442,299)	1,476,888	334%
Interest Expenses	(146,634)	(4,977)	141,657	285%
Profit/(loss) before tax	(913,103)	(445,376)	467,727	-

In the year ended December 31, 2021, we largely focused on establishing our operations in preparation for the launch of our TV broadcast in April 2022, and recorded revenues of only $6,588. In the year ended December 31, 2022, revenues increased by 337 times to $2,227,222 from $6,588 in 2021. This significant increase was mainly attributable to the launch of the SUKE TV channel that broadcasts on the national free to air channel and the commencement of the revenue generation through advertising fees and sales of products through the Suke Shop website which was launched in April 2022. Included in the revenue of advertising fees were also barter arrangement of $1,023,146 which will be exchanged with services. During the year 2022, the Company received barter arrangement services from one of the counter parties amounting to $361,447.87 which are included in operating expenses. Moving forward, the Company is optimistic and expects the results to improve further with the growing awareness of our brand among an expanding audience.

Cost of revenues

During the years ended December 31, 2022 and 2021, our cost of revenues was mainly comprised of production cost and broadcasting service fee and the operational costs associated with our online platform. For the years ended December 31, 2022 and 2021, our cost of revenues amounted to $1,093,600 and $4,688, respectively, in line with our significant revenue growth over the two years.

Gross Profit

Gross profit is inclusive of barter trade arrangement for the year ended December 31, 2022 was $1.13 million, or 51% of revenues as compared to gross profit of $1,900, or 29% of revenues for the year ended December 31, 2021. The increase of the gross profit margin is due to services the Company received in the year 2022 from one of the counter parties of the barter trade arrangement which are recorded under operating expenses. The remaining counter parties are expected to provide their services to the Company in the year 2023. We expect our gross margin to maintain its current level or increase slightly as our production team becomes more efficient in handling customer requests.

Administrative Expenses

Our administrative expenses primarily consist of (i) marketing expenses, (ii) staff costs, (iii) professional fees, (iv) depreciation, (v) operating lease expenses, (vi) license fee, (vii) entertainment and (viii) miscellaneous expenses. The following table sets forth the breakdown of our administrative expenses for the years ended December 31, 2022 and 2021:

	Year ended December 31
	2022		2021
	USD	%	USD’	%
Marketing expenses	923,133	48.1	150,753	34.1
Staff costs	481,183	25.1	174,543	39.5
Professional fee	225,764	11.8	67,405	15.2
Depreciation	63,140	3.3	3,311	0.7
Operating lease expenses	57,672	3.0	673	0.2
License fee	14,847	0.8	12,669	2.9
Entertainment	3,759	0.2	-	-
Miscellaneous	149,689	7.8	32,945	7.4

Our administrative expenses were $1,919,187 and $442,299 for the years ended December 31, 2022 and 2021, respectively, representing approximately 86.2% and 6,713.7% of our total revenues for the corresponding years.

Marketing costs mainly represented celebrity marketing fee, marketing fee for our online platform, and advertisement and event fees. The marketing expenses incurred for the years ended December 31, 2022 and 2021 were $923,133 and $150,753, respectively.

Staff costs mainly represented the salaries, employee benefits and retirement benefit costs for our employees. The staff costs of our Company were $481,183 and $174,543, respectively, for the years ended December 31, 2022 and 2021.

Professional fee mainly represented consultancy and retainer fees for legal and studio setup services as well as auditors’ remuneration and valuation expenses.

Depreciation expense is charged on our property, plant and equipment which included (i) office equipment and (ii) furniture and fittings.

Liquidity and Capital Resources

Our liquidity and working capital requirements primarily relate to our operating expenses. Historically, we have met our working capital and other liquidity requirements primarily through a combination of cash generated from our operations and proceeds from equity and debt financings sourced from financial institutions, private equity investors and affiliates. However, even though the Company has breached the loan covenant, our shareholders and directors, Dato’ Mizal Bin Zaini and Datin Emelia Rosnaida, have provided declaration under oath to provide financial support to the Company to meet its liabilities and obligations of the loan in the event of a demand made for full repayment of the loan. The Company will continue to monitor its liquidity position closely and take steps to improve when necessary. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to cash generated from our operations, loans from banking facilities, the net proceeds from this offering and other equity and debt financings as and when appropriate.

We believe that our current levels of cash and cash flows from operations and borrowings will be sufficient to meet our anticipated cash needs for our operations and expansion plans for at least the next 12 months. We may, however, in the future require additional cash resources due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue.

The accompanying consolidated financial statements have been prepared on a going concern basis under which we are expected to be able to realize our assets and satisfy our liabilities in the normal course of business.

Going Concern

The Company recorded a loss of $913,103 and $789,357 for the year ended December 31, 2022 and the six months ended June 30, 2023, respectively. As of December 31, 2022, the Company had a working capital deficiency of $1,583,377 and shareholders’ deficit of $898,916. As of June 30, 2023, the Company had a working capital deficiency of $1,562,944 and shareholders’ deficit of $958,778. The Company has incurred significant costs in pursuit of the business expansion plan. These conditions raised substantial doubt about the Company’s ability to continue as a going concern. Management’s plan to address this need for capital fund is through public offerings, private equity offerings, debt financings, and government or other third-party funding, as well as increasing revenue through working with partners for business collaborations, promoting branding and publicity of the Company, controlling expenses and streamlining operations. There is no assurance that such additional fundraising or financing for capital expenditures, working capital and other cash requirements will be available to the Company on acceptable terms, or at all.

Also, the Company may not be able to execute its business strategies and achieve profitable operations. The Company’s failure to raise capital as and when needed and achieve profitability would impact its going concern status and would have a negative impact on its financial condition and its ability to pursue its business strategy and continue as a going concern. Our shareholders and directors, Dato’ Mizal and Datin Emelia have provided their written commitment to provide continuous financial support to the Company so as to enable the Company to meet its obligations as and when they fall due and to operate as going concern for at least 12 months from the date the audited financial statements were issued. A copy of this written commitment is filed as Exhibit 10.5 to the registration statement of which this prospectus is a part. The financial statements do not include any adjustments that might result from the Company’s inability to consummate the proposed public offering or additional financing.

Banking Facilities

Pursuant to the master facility agreement, dated September 24, 2021, and the associated security documents, entered into between DNF and Malaysia Debt Ventures Berhad, or MDV, DNF has obtained a non-revolving project financing facility of up to RM7.2 million (approximately $1,636,289) (the “Financing Facility”), with a guarantee facility of Islamic letter of credit up to RM3.7 million (approximately $840,871) (the “Guarantee Facility”, together with the Financing Facility, the “Facility”), from MDV. On December 21, 2023, we entered into a Supplemental Letter of Offer 3 with MDV which allowed us to postpone payments according to its terms and conditions.

The purpose of the Financing Facility is, in part, to finance the expenses in relation to the development of our “Suke TV and T-commerce platform” as stated in the Facility (the “Project”), including capital expenditures for live studio renovation and music and audio renovation, purchase of broadcast and data ruling powerhouse equipment, post-production equipment and control room equipment, and office renovation and equipment purchases, as well as working or operating expenditure in addition to facilitate profit and other financing costs associated to the Facility. The purpose of the Guarantee Facility is to facilitate our importation and local purchases of goods and equipment while our business adheres to Shariah-compliant practices.

Under the original terms of the Financing Facility, the Financing Facility, with a ceiling profit rate of 12% per annum, had an effective profit rate equal to MDV’s effective cost of funds plus 2.4%, or 9% per annum, subject to change at MDV’s discretion based on its periodic review. The tenure for the Financing Facility was 60 months from the date of first disbursement. The Financing Facility had a grace period of 12 months from the date of first disbursement and DNF was required to make monthly principal payments in the amount of RM150,000 (approximately $34,089) from the 13th month after the first disbursement. The profit for the first year was paid 12 months in advance and was deducted from the principal amount disbursed. For the second year onwards, the profit was payable monthly in advance. MDV charged an administration fee of RM72,000 (approximately $16,363) before the disbursement of the Facility. In addition, a sinking fund was required to be collected on a monthly basis at a fixed amount of RM33,750 (approximately $7,670) per month, commencing the 13th month from the first disbursement date until the tenure for the Financing Facility expires.

By virtue of Supplemental Letter of Offer 3, MDV extended the loan term from 60 months to 74 months and modified the payment schedule as follows: (i) January – April 2023, principal payment of RM150,000 each month; (ii) May 2023 – June 2024, monthly principal payments of RM150,000 are waived; (iii) July 2024 – February 2028, principal payment of RM150,000 each month; (iv) profits due from June 2023 until March 2024 are deferred and will be paid equally over the remainder of the term; (v) monthly sinking  fund deposits of RM33,750 (approximately $7,670) are deferred until April 2024. The profit rate has increased to an amount equal to MDV’s effective cost of funds plus 2.65%, or 9.5% per annum currently, but has the same ceiling rate of 12%.

The monies in the sinking fund will be released to DNF upon release and cancellation of the Facility, provided that none of DNF’s accounts with MDV is in default and all monies owing under the Facility have been fully settled. The sinking fund may be utilized for the purpose of principal, profit payments, and other related financing costs. Any shortfall in the sinking fund resulting from such utilization shall be made good by DNF in the subsequent month.

The debenture associated with the Facility created a first ranked fixed and floating charge over DNF’s assets, present and future wherever situated including any future intellectual property developed or to be developed for DNF’s business operations. MDV’s security under the Facility also includes a specific debenture over the assets and equipment financed by MDV for the Project from time to time, as well as a general equitable deed of assignment over all income, sales and revenue of DNF in relation to the Project.

Our officers and directors, Dato’ Mizal Zaini and Datin Emelia, provided an irrevocable joint and several guarantee for the whole amount under the Facility. In addition, Dato’ Mizal Zaini provided the benefits of his insurance policy/takaful contract in the assured amount of RM2.5 million (approximately $568,156) million as a security for the Facility, by executing a third-party deed of assignment for the insurance policy. In connection with the Supplemental Letter of Offer 3, an additional asset has been added as a security – a condo property owned by our director and officer, Datin Emelia.

As to the Guarantee Facility, the period for the letter of credit thereunder is up to 180 days from the commencement date or such other period that may be imposed by a MDV’s partner bank. A fee of 0.15% per month is payable upfront for the whole letter of credit period and a minimum charge of RM200 (approximately $45) shall be applicable for issuance of a letter of credit. MDV may vary the fee for letters of credit with prior notification.

The Facility includes customary restrictive covenants, including limitations on additional indebtedness, dividend payments, guarantees, and certain transactions with affiliates. As of the date of this prospectus, we have borrowed RM7.2 million (approximately $1,636,289) under the Financing Facility and had no outstanding indebtedness under the Guarantee Facility. As of December 31, 2023, there was no overdue payment under the banking facilities with MDV, and only a penalty fee of approximately RM1,658 (approximately $377) was due.

Summary of Cash flows

Cash flows for the six months ended June 30, 2023, compared to the six months ended June 30, 2022

The table below sets forth our cash flows for the six months ended June 30, 2023 and 2022.

	Six Months ended June 30
	2023	2022
	USD	USD
Cash and cash equivalents at beginning of the year	112,055	123,420

Net cash (used in) provided by operating activities	(101,394)	345,307
Net cash used in investing activities	-	(510,547)
Net cash (used in) provided by financing activities	(2,592)	119,374

Net decrease in cash and cash equivalents	(105,686)	(53,191)

Cash and cash equivalents as at end of the year	6,369	70,229

During the six months ended June 30, 2023 and 2022, the cash inflows from our operating activities were primarily derived from the revenue generated from our advertising fee and sales of products via our SUKE Shop platform. During the six months ended June 30, 2023, the Company recorded working capital from related parties hence this forms a part of the cash inflows of the Company, and the frequency in making payments for administrative expenses has been reduced as well. The cash outflows for our operating activities mainly comprised marketing costs, staff costs and administrative expenses.

Our net cash generated from operating activities primarily reflected our net income, as adjusted for non-operating items, such as depreciation of plant and equipment, allowance for doubtful debts and effects of changes in working capital such as increase or decrease in accounts receivable, accounts and other payables, deposits and accruals.

During the six months ended June 30, 2023 and 2022, the cash outflows from our investing activities were primarily attributable to purchase of studio and office equipment.

During the six months ended June 30, 2023 and 2022, the cash provided by financing activities were primarily attributable to the cash contribution from shareholders.

Cash flows for the year ended December 31, 2022, compared to the year ended December 31, 2021

The following table summarizes our cash flows for the years ended December 31, 2022 and 2021:

	Year ended December 31
	2022	2021
	USD	USD
Cash and cash equivalents at beginning of the year	123,420	260

Net cash provided by operating activities	416,589	(286,948)
Net cash used in investing activities	(546,508)	(35,230)
Net cash provided by financing activities	117,623	447,084

Net increase in cash and cash equivalents	(11,365)	123,160

Cash and cash equivalents as at end of the year	112,055	123,420

During the years ended December 31, 2022 and 2021, the cash inflows from our operating activities were primarily derived from the revenue generated from our advertising fee and sales of products via our SUKE Shop platform. During the year 2022, the Company recorded working capital from related parties hence this forms a part of the cash inflows of the Company as well as the frequency in making payments for administrative expenses has been reduced as well. Whereas the cash outflows for our operating activities mainly comprised marketing costs, staff costs and administrative expenses.

Our net cash generated from operating activities primarily reflected our net income, as adjusted for non-operating items, such as depreciation of plant and equipment, allowance for doubtful debts and effects of changes in working capital such as increase or decrease in accounts receivable, accounts and other payables, deposits and accruals.

During the years ended December 31, 2022 and 2021, the cash outflows from our investing activities were primarily attributable to purchase of studio and office equipment.

During the years ended December 31, 2022 and 2021, the cash provided by financing activities were primarily attributable to the issue of equity securities for funds invested by investors.

Working Capital

We believe that our Company has sufficient working capital for our requirements for at least the next 12 months from the date of this prospectus, in the absence of unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the estimated net proceeds from this offering.

Holding Company Structure

We are a holding company incorporated under the laws of the Cayman Islands and have no material assets other than ownership of equity interests in our subsidiary. We have no independent means of generating revenue. We intend to cause our subsidiary to make distributions to us in an amount sufficient to cover all applicable taxes payable and dividends, if any, declared by us. Our ability to service our debt, if any, depends on the results of operations of our subsidiary and upon the ability of such subsidiary to provide us with cash, whether in the form of dividends, loans or other distributions, to pay amounts due on our obligations. Financing arrangements, such as our master facility agreement with Malaysia Debt Ventures Berhad, or MDV, contain negative covenants that limit the ability of our subsidiary to declare or pay dividends or make distributions. See also “Dividend Policy.”

The ability of our subsidiary to pay dividends or make other payments to us may be restricted by the foreign exchange control policies in Malaysia. There are foreign exchange policies in Malaysia which support the monitoring of capital flows into and out of the country in order to preserve its financial and economic stability. The foreign exchange policies are administered by the Foreign Exchange Administration, an arm of BNM, the central bank of Malaysia. The foreign exchange policies monitor and regulate both residents and non-residents. Under the current Foreign Exchange Administration rules issued by BNM, non-residents are free to repatriate any amount of funds from Malaysia in foreign currency other than the currency of Israel at any time (subject to limited exceptions), including capital, divestment proceeds, profits, dividends, rental, fees and interest arising from investment in Malaysia, subject to any withholding tax. In the event BNM introduces any restrictions, we may be affected in our ability to repatriate dividends or other payments from our subsidiary in Malaysia. See also “Regulations—Regulations on Dividends.”

Our subsidiary is a separate and distinct legal entity. To the extent that we need funds, and our subsidiary is restricted from declaring or paying such dividends or making such distributions under applicable law or regulations or are otherwise unable to provide such funds (for example, due to restrictions in financing arrangements or foreign exchange control policies that limit the ability of our operating subsidiary to distribute funds), our liquidity and financial condition could be materially harmed.

Critical Accounting Policies and Estimates

Our financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. While our significant accounting policies are more fully described in Note 2 to the consolidated financial statements included elsewhere in this prospectus, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

Basis of Presentation and Consolidation

The consolidated financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the regulations of the Securities and Exchange Commission (“SEC”), and include the accounts of the Company and its consolidated and wholly owned subsidiaries. The consolidated financial statements reflect the elimination of all significant inter-company accounts and transactions.

Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets, liabilities, shareholders’ equity, revenues and expenses during the reporting period, and the disclosure of contingent liabilities at the date of the consolidated financial statements.

On an ongoing basis, management reviews its estimates and if deemed appropriate, those estimates are adjusted. The most significant estimates include allowance for uncollectible accounts receivable, inventory valuation, useful lives and impairment for property and equipment, valuation allowance for deferred tax assets, accruals for potential liabilities and contingencies. Actual results could vary from the estimates and assumptions that were used.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, the Company’s demand deposit placed with financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use.

Property and Equipment

Property and equipment included equipment and leasehold improvement and are stated at cost less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of depreciable assets as follows:

Category	Estimated useful lives
Computer	3 years
Furniture and fittings	10 years
Motor Vehicle	5 years
Leasehold improvement	10 years
Studio equipment	10 years

Cost and accumulated depreciation for property retired or disposed of are removed from the accounts, and any resulting gain or loss is included in earnings. Expenditures for maintenance and repairs are charged to expense as incurred.

Management periodically assesses the estimated useful lives over which assets are depreciation or amortized. If the analysis warrants a change in the estimated useful lives of property and equipment, management will reduce the estimated lives and depreciate, or amortize the carrying value prospectively over the shorter remaining useful lives.

Impairment of Long-Lived Assets

The Company evaluates the long-lived assets, including property and equipment, right-of-use assets – operating lease with finite lives and licensed property, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. Based on the Company’s assessments, no impairment losses were recorded for the years ended December 31, 2022 and 2021, and the six months ended June 30, 2023.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at the original invoiced amount less an allowance for doubtful accounts based on the probability of future collection. The probability of future collection is based on specific considerations of historical loss patterns and an assessment of the continuation of such patterns based on past collection trends and known or anticipated future economic events that may impact collectability. To date, the management has not identified nor expect any losses resulting from uncollected receivables.

Income Taxes

Income taxes include all domestic tax on taxable profit and are determined according to the tax laws of the jurisdiction in which the company operates. The Company’s subsidiary in Malaysia are subject to income tax laws of Malaysia. Income taxes are accounted for under the asset and liability method in accordance with ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss, capital loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statements recognition and measurement of a tax position taken (or expected to be taken) in a tax return. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits as a component of general and administrative expenses.

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

There were no material uncertain tax positions as of December 31, 2022 and 2021, and June 30, 2023.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606. Based on the requirements of ASC 606, revenue is recognized when control of the promised goods or services is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods or services.

The primary source of revenue is advertising revenues, includes television and digital platforms. Contracts within this revenue stream are short-term in nature (most often three months or less). Contracts generally consists of multiple deliverables, such as television commercials, or digital advertising solutions, that individual performance obligations are identified. Before performing under the contract, the transaction price is established with the customer based on the agreed upon rates for each performance obligation. There is no material variability in the transaction price during the term of the contract. Revenue is recognized upon fulfilment of the performance obligations to the customers. For advertising revenue stream, the fulfilment of the performance obligations based on the airing of the individual television commercials or display of digital advertisements. This measure is most appropriate as it aligns the revenue recognition with the value provided to the customers. The price of each individual commercial and digital advertisement is negotiated with the customer and is determined based on multiple factors, including, but not limited to, the programming and day-part selected, supply of available inventory for production of commercials and the content’s viewership ratings. Customers are billed in advance upon confirmation of campaign and schedule. In general, advance payment will be collected from customers and the revenues are recognized when commercials are aired.

In certain advertising sales arrangement, the Company and the customer agree to barter arrangement for advertising in other broadcast platforms, social media, television, radio, outdoor advertising or events and products in exchange for advertising airtime of the Company. In accordance with ASC 845, barter transactions are recognized by having commercial substance for both entities, indicating that the future cash flow of the entities involved are anticipated to be affected by the transaction. The transaction is recoded at fair value based on the fair value of goods or services exchanged, which is the same basis as that used in monetary transactions. Thus, the cost of a nonmonetary asset acquired in exchange for another nonmonetary asset is the fair value of the asset surrendered to obtain it, and a gain or loss shall be recognized on the exchange. In this specific barter arrangement, where the promised exchange services have comparable fair values, the recognition of advertisement revenue occurs when the Company fulfills its commitment by providing promised services to the customer. Similarly, the associated cost is recognized when the customer fulfills their obligation by providing the promised services to the Company.

Revenues derived from other sources are recognized when services are provided or events occur.

Leases

The Company determines if an arrangement is a lease at inception. Determining whether a contract contains a lease includes judgment regarding whether the contract conveys the right to control the use of identified property or equipment for a period of time in exchange for consideration.

The Company accounts leases in accordance with ASC Topic 842, Leases, for the Company’s lease-related assets and liabilities based on their classification as operating leases or finance leases. For all arrangements as a lessee, the Company has elected an accounting policy to combine non-lease components with the related-lease components and treat the combined items as a lease for accounting purposes. The Company measures lease related assets and liabilities based on the present value of lease payments, including in-substance fixed payments, variable payments that depend on an index or rate measured at the commencement date, and the amount the Company believes is probable the Company will pay the lessor under residual value guarantees when applicable. The Company discounts lease payments based on the Company’s estimated incremental borrowing rate at lease commencement (or modification), which is primarily based on the Company’s estimated credit rating, the lease term at commencement, and the contract currency of the lease arrangement. The Company has elected to exclude short term leases (leases with an original lease term less than one year) from the measurement of lease-related assets and liabilities.

The Company tests right-of-use assets in an operating or finance lease at the asset group level (because these assets are long-lived non-financial assets and should be accounted for the same way as other long-lived nonfinancial assets) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

All of our revenues and substantially all of our expenses are denominated in RM. Our exposure to foreign exchange risk primarily relates to cash and cash equivalent denominated in U.S. dollars. We do not believe that we currently have any significant direct foreign exchange risk and have not used derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our shares will be affected by the exchange rate between U.S. dollar and RM because the value of our business is effectively denominated in RM, while our shares will be traded in U.S. dollars.

To the extent that we need to convert U.S. dollars into RM for our operations, appreciation of the RM against the U.S. dollar would have an adverse effect on the RM amount we receive from the conversion. Conversely, if we decide to convert RM into U.S. dollars for business purposes, appreciation of the U.S. dollar against the RM would have a negative effect on the U.S. dollar amounts available to us.

We estimate that we will receive net proceeds of approximately $[  ] in this offering, based upon an assumed initial public offering price of $[  ] per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, assuming no exercise of the over-allotment option and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. Assuming that we convert the full amount of the net proceeds from this offering into RM, a [  ]% appreciation of the U.S. dollar against the RM, from the exchange rate of RM[  ]for $1.00 as of June 30, 2023 to a rate of RM[  ] to $1.00, will result in an increase of RM[  ] million in our net proceeds from this offering. Conversely, a [  ]% depreciation of the U.S. dollar against the RM, from the exchange rate of RM[  ] for $1.00 as of June 30, 2023 to a rate of RM[  ] to $1.00, will result in a decrease of RM [  ] million in our net proceeds from this offering.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest expenses incurred on income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations due to changes in market interest rates.

After completion of this offering, we may invest the net proceeds we receive from the offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Inflation

To date, inflation in Malaysia has not materially impacted our results of operations. According to the Department of Statistics Malaysia Official Portal, Malaysia’s inflation rate, measured through the consumer price index (CPI), was 2.5%, 3.3% and 2.5% for 2021, 2022 and 2023, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in Malaysia. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, high inflation could significantly reduce the value and purchasing power of our assets held in cash and cash equivalent. We have not used any derivative financial instruments to manage our exposure to higher inflation in Malaysia.

CORPORATE HISTORY AND STRUCTURE

Suke Limited is a holding company incorporated under the laws of the Cayman Islands that conducts its operations in Malaysia through its wholly-owned subsidiary, DNF.

From March to May 2023, we carried out a series of transactions to reorganize the legal structure of the Company. As part of the reorganization, Suke Limited was incorporated as an exempted company under the laws of Cayman Islands on March 21, 2023.

Upon our incorporation, one Ordinary Share, $0.001 par value, was allotted and issued to Ogier Global Subscriber (Cayman) Limited, who transferred the share to our CEO and Chairman, Dato’ Mizal Zaini, on March 31, 2023. On March 31, 2023, Suke Limited allotted and issued one additional ordinary share to Dato’ Mizal Zaini.

On May 23, 2023, Suke Limited, DNF, Dato’ Mizal Zaini and Datin Emelia being the holders of all of DNF’s ordinary shares (the “DNF Shareholders”), UAFund and Metapixel entered into a share exchange agreement, pursuant to which (i) Suke Limited as purchaser purchased 2,850,000 ordinary shares in the share capital of DNF from the DNF Shareholders, and as consideration for the acquisition of such shares of DNF, Suke Limited allotted and issued an aggregate of 2,849,998 of its Ordinary Shares to the DNF Shareholders; and (ii) Suke Limited allotted and issued 203,754 and 647,546 Ordinary Shares to UAFund and Metapixel, respectively, as settlement and payment of total advances of RM3 million that UAFund and Metapixel previously provided to DNF. Following the consummation of the transactions contemplated by the share exchange agreement, Suke Limited became a holding company of the operating subsidiary DNF that conducts our media broadcasting and e-commerce businesses through the SUKE TV channel and SUKE Shop platform in Malaysia.

On January 17, 2024, the Company’s shareholders then effected a number of share transfers, including (a) Dato’ Mizal Zaini transferred (i) 203,754 Ordinary Shares to Starbeam International Holdings Limited, (ii) 83,865 Ordinary Shares to Omen Wealth Limited, (iii) 95,410 Ordinary Shares to Flourishing Profits Venture Limited and (iv) a total of 197,090 Ordinary Shares to three other shareholders each of whom holds less than 5% of the Company’s total Ordinary Shares issued and outstanding after the transfers; (b) Datin Emelia transferred (i) 203,754 Ordinary Shares to Ultimate Vision Capital Limited, (ii) 83,865 Ordinary Shares to Omen Wealth Limited, (iii) 95,410 Ordinary Shares to Flourishing Profits Venture Limited and (iv) a total of 197,090 Ordinary Shares to three other shareholders each of whom holds less than 5% of the Company’s total Ordinary Shares issued and outstanding after the transfers; (c) Metapixel transferred (i) 26,740 Ordinary Shares to Omen Wealth Limited and (ii) a total of 101,896 Ordinary Shares to three other shareholders each of whom holds less than 5% of the Company’s total Ordinary Shares issued and outstanding after the transfers; and (d) UAFund transferred 203,754 Ordinary Shares to One Fatboyz Limited.

As of the date of this prospectus, Suke Limited has 3,701,300 Ordinary Shares issued and outstanding.

DNF was incorporated in Malaysia as a private company limited by shares on August 18, 2008 under the name “DNF Pictures Sdn. Bhd.” It changed its name to “Awesome TV Sdn. Bhd.” on August 17, 2016, which was further changed to “DNF Group Sdn. Bhd.” on November 29, 2019. Its registered nature of business includes (1) to carry on the business of television programming and broadcasting activities and (2) to do the activities of selling the products on online service or over the internet for a retail sales direct to the consumers through online shopping or any form of e-commerce activities.

The following diagram illustrates our corporate structure as of the date of this prospectus and upon completion of this offering (assuming the underwriters do not exercise the over-allotment option):

INDUSTRY

The information presented in this section has been derived from an industry report commissioned by us and issued in September 2023 by Protégé Associates, an independent research firm, or the Protégé report, to provide information regarding the media broadcasting industry in Malaysia and our market position.

Malaysian Economic Overview

The Malaysian economy continued its growth ascension after it expanded by 8.7% in its real gross domestic product (“GDP”) in 2022 as the economic recovery from the COVID-19 pandemic gained further traction. The growth was mainly driven by overall continued policy support, improving domestic demand, a robust exports performance as well as the further easing of lockdown measures following the country’s entry into the ‘Transition to Endemic’ phase on 1 April 2022 that spurred more economic activities. The economic growth of the country during the year was broad-based with growth registered across all economic sectors.

Figure 1: Malaysia’s Real GDP, 2018-2023f

Notes: p denotes preliminary; f denotes forecast

Sources: Bank Negara Malaysia (“BNM”) and the Ministry of Finance of Malaysia

Moving forward, the Malaysian economy is expected to continue expanding albeit at a more moderate pace amid a challenging external environment. The Malaysian economy is projected to register a growth of between 4.0% and 5.0% in 2023 with domestic demand once again being the key driver of growth. Domestic demand in the country is expected to be supported by the realization of multi-year investment projects and the continued recovery in the labor market. Nonetheless, downside risks to the growth outlook remain and stem from higher-than-expected cost and price pressures weighing on businesses and household sentiments as well as the continuing Russia-Ukraine war which are expected to weigh on global growth in 2023.

Overview of the Media Broadcasting Industry in Malaysia

The media broadcasting industry is an essential part of the media and entertainment sector. It involves the creation, production, as well as distribution of television (“TV”) and radio programs to the public. The Malaysian broadcast industry is regulated by the Malaysian Communications and Multimedia Commission, or MCMC, which is responsible for issuing licenses, monitoring compliance with regulations, and promoting competition in the industry.

The evolution of media broadcasting has been driven by advancements in technology, from the invention of the radio in the early 20th century to the rise of digital media in the 21st century. The Malaysian media broadcasting landscape currently comprises TV, radio and digital media. In Malaysia, the media broadcasting industry, characterized by strong competition and dynamic changes in technology and content consumption, has undergone significant transformation in recent years. Today, media broadcasting is more accessible than ever, with the widespread availability of high-speed internet and mobile devices enabling audiences to access content anytime, anywhere. The country has a diverse media landscape, with a range of broadcasters such as free-to-air (“FTA”) TV broadcasters, pay TV operators, and online streaming services providing different types of content and services to Malaysian audiences. In the TV segment, there are two types of TV broadcasting, namely FTA TV and pay TV. FTA TV broadcasters have been the traditional players in the Malaysian media broadcasting industry with notable players such as Radio Televisyen Malaysia (“RTM”) and Media Prima Berhad (“Media Prima”) with 10 TV channels between them. Other FTA TV broadcasters include DNF Group Sdn Bhd (a wholly owned subsidiary of Suke Limited), Awesome Media Network Sdn Bhd, and Malaysia News National Agency (Bernama). Pay TV broadcasters have also become significant players in the Malaysian media broadcasting industry as they offer subscription-based TV services to their consumers. Notable pay TV broadcasters include Astro Malaysia Holdings Berhad (“Astro Holdings”) which operates the “Astro” service and Telekom Malaysia Berhad which operates the “unifi tv” service. Pay TV typically offers a large number of channels constituting thematic channels such as movies, documentaries and sports. In addition, FTA TV channels which are on myFreeview, Malaysia’s digital terrestrial TV (“DTT”) broadcasting service, are also available on pay TV platforms.

In the radio segment, notable operators include Media Prima, RTM, and Star Media Group Berhad which broadcasts national and regional radio services in various languages including English, Malay, Chinese, and Tamil. Advancements in technology has led to the emergence of digital or online media and the proliferation of online streaming services which offer subscription-based services for consumers to watch TV shows and movies at lower costs. The growth of online streaming services has impacted traditional forms of broadcast as consumers increasingly opt for on-demand content that they can access at their convenience. Online streaming services such as Netflix, iflix, and Viu have gained popularity in Malaysia, offering local and international content at affordable prices. This has led to further competition in the industry, forcing traditional broadcasters to adapt to the changes in consumer preference and technological advancements. The COVID-19 pandemic has significantly impacted the media broadcasting industry by transforming the way people consume media. To curb the spread of the virus, the Malaysian Government had imposed various lockdown stages with restrictions on movement as well as business and social activities. This led to a proliferation in home-based activities such as work-from-home, home-based learning, and shopping from home. This has led to an increase in media consumption on both traditional and online platforms as consumers embraced technology more than ever.

Traditional TV viewership

Malaysia fully embraced digital TV transmission when its FTA analogue terrestrial TV broadcasting services were completely switched off on 31 October 2019. Branded as myFreeview, DTT offers more digital FTA channels with more content genres for consumer needs and interests, including several channels such as Astro Go Shop, WOWShop, and Suke TV that offer TV home shopping.

Figure 2: Average Time Spent Watching Traditional TV Per Day in Malaysia, 2019-2021

Source: MCMC

In 2020, the average time spent watching traditional TV per day in Malaysia increased sharply, especially when the initial strict lockdown measures were announced. The average time gradually returned to normal after the initial strict lockdown measures were relaxed and replaced by less stringent measures. Home shopping via TV home shopping and online shopping became more popular due to a shift in consumer purchasing habits during the lockdown stages. As the pandemic continued into 2021, the average time spent watching traditional TV per day in Malaysia continued to remain high, albeit lower than the average time in 2020. In 2021, Malaysians spent 5 hours and 45 minutes watching TV per day, a decrease of 4 minutes compared to 2020.

Figure 3: Average Time Spent Watching Traditional TV by Different Age Groups in Malaysia, 2021

Source: MCMC

By age group, teenagers and adults aged 15 to 34 years spent less time watching TV, whilst children aged 4 to 14 years and adults aged 35 years and above tend to spend more time watching traditional TV. This would suggest that younger generations that are aged 15 to 44 years are more digitally-engaged and are more likely to use connected devices such as smartphones, tablets, computers and laptops as a substitute for TV.

While the average time spent watching traditional TV per day in Malaysia increased in 2020 and 2021, there was a decrease in subscriptions for pay TV services. As seen in Figure 4, pay TV subscriptions declined from 7.1 million in 2019 to 6.9 million in 2020 and 6.7 million in 2021.

Figure 4: Pay TV Subscriptions in Malaysia, 2017 – 2021

Source: MCMC

The low number of pay TV subscriptions in 2020 and 2021 was attributable to weak consumer spending in which subscribers downgrade or terminate their subscription plan, particularly amongst residential subscribers who found their livelihoods affected by the COVID-19 pandemic. In addition, there was forced closure of commercial establishments in light of the COVID-19 pandemic and lockdown measures imposed by the Malaysian Government. Businesses operating in the hospitality and food and beverage sectors were not allowed to operate normally, leading to a decline in patrons thus eliminating the need for pay TV subscriptions to broadcast content such as TV shows, live sporting events, and talent shows.

Shifting consumer behavior to over-the-top video streaming services

The reduced number of pay TV subscriptions was also due to the shift in consumer preferences to OTT video streaming services. OTT is video service offered directly to viewers via the Internet, bypassing TV networks and satellite TV platforms. It allows delivery of video content on cross-platform devices such as smartphones, laptop and computers, smart TVs, and other devices that are able to connect to the internet. OTT video streaming services has been growing in recent years due to its convenience and lower cost compared to traditional pay TV. The COVID-19 pandemic further accelerated the use of online streaming for content as people changed the ways in which they spent their leisure time.

In Malaysia, there was an estimated 1.3 million Subscription Video on Demand (“SVoD”) subscriptions in 2021, a growth of 44% from 0.9 million in 2020. SVoD refers to video content on a subscription-based service that are typically offered on a monthly or yearly basis. Notable local SVoD streaming platforms in Malaysia include Astro GO, iflix, and Tonton while notable international SVoD streaming platforms include Netflix, iQIYI, Viu, Disney+ Hotstar, and HBO Max.

The rise of video on demand services has resulted in disruption across the Malaysian media broadcasting industry. Although the industry is still driven by traditional incumbents, namely FTA and pay TV service providers, streaming services are changing the way content is distributed and consumed. To stay abreast with the prevailing trends and meet the growing consumer demand for content across multiple platforms, traditional service providers have adopted a range of digital expansion strategies. FTA and pay TV service providers have started to form partnerships with online video streaming service providers. By offering their content outside of traditional viewing platforms, FTA and pay TV service providers are able to reach a wider audience and continue to sustain their business. On the other hand, online video streaming service providers can also scale up their reach via the footprint of the FTA and pay TV service providers. For example, Media Prima is collaborating with iQIYI to stream its locally-produced content on iQIYI while Astro Holdings has partnered with online video streaming service providers such as Netflix and Disney+ Hotstar to allow Astro subscribers to watch Netflix and Disney+ Hotstar content directly on the Astro platform. These partnerships allow consumers more content options with easy access and fewer subscriptions and payments.

In the future, it is likely that FTA and pay TV service providers will continue developing partnerships with online video streaming service providers. Partnerships between pay TV service providers, telecommunications providers, and online video streaming service providers may also develop to offer more attractive bundles for customers. Such providers may also offer flexible subscriptions to entice younger consumers that may not be willing to pay for large bundles at high costs, allowing them to pay only for the services that they use. Overall, the Malaysian media broadcasting is expected to continue to grow and evolve as technology and consumer preferences change. The industry is likely to become increasingly digital and mobile-focused, with greater emphasis on on-demand and personalized content delivery.

Overview of the Home Shopping Market in Malaysia

Home shopping involves buying products through TV home shopping channels or electronic commerce (“e-commerce”) platforms whereby consumers are able to purchase products from the comfort of their homes. While it is relatively new form of retail trade, Malaysia’s home shopping market is rapidly growing in popularity amongst Malaysian consumers.

Compared to traditional shopping where a consumer visits a brick-and-mortar retail store to purchase goods, home shopping offers consumers convenience. Shopping from home allows consumers to save time and effort, catering to busy individuals with limited time to visit physical stores to purchase goods. Home shopping retailers may also offer flexible payment options including cash on delivery and instalment plans, making it even easier for consumers to purchase the goods. Additionally, home shopping platforms in Malaysia offer a wide assortment of products, ranging from household items to beauty products, electronics, clothing, and more. Rather than visiting multiple brick-and-mortar stores, consumers can use a single home shopping platform to fulfil their diverse needs.

TV home shopping in Malaysia is currently dominated by Astro Go Shop, operated by Astro GS Shop Sdn Bhd, a subsidiary of Astro Holdings, and WOWShop, operated by WOWSHOP Sdn Bhd, a subsidiary of Media Prima. Astro Go Shop can be accessed through FTA TV, the Astro TV platform as well as other digital channels including its website and mobile app. On the other hand, WOWShop can be accessed through FTA TV, and other digital channels including its website and mobile app. Benefitting from a burgeoning e-commerce market, Media Prima generated revenue of RM99.5 million for its home shopping segment for the financial year ended 31 December 2020 and RM268.6 million for the financial year ended 31 December 2021. Astro Holdings registered revenue of RM381.0 million for its home shopping segment in the financial year ended 31 January 2022. However, revenue for Astro Holdings’ home shopping segment declined to RM183.3 million in the financial year ended 31 January 2023. A recent entrant to TV home shopping is DNF Group Sdn Bhd (a wholly owned subsidiary of Suke Limited) which operates Suke TV. Suke TV, which began broadcasting in the second quarter of 2022, can be accessed through FTA TV, as well as other digital channels including its website. For the financial year ended 31 December 2022, Suke Limited generated revenue of US$2.2 million (RM9.7 million). The TV home shopping market in Malaysia is estimated at RM339.9 million in 2022. The market is currently facing headwinds in light of cautious consumer spending, competition from other e-commerce options available as well as the resumption of physical retail activities in 2022 as lockdown measures were lifted across the country. Nevertheless, uthorized on is expected to occur as the Malaysian economy continues to recover and grow, and as the population recovers from lockdown fatigue. The convenience of TV home shopping which offers consumers a wide assortment of products that they can view and purchase from the comfort of their own home will also likely drive the market in the future. The TV home shopping market is expected to be valued at over RM400.0 million in 2027.

In terms of e-commerce platforms, prominent platforms in Malaysia include Lazada and Shopee. Lazada is a leading e-commerce marketplace in Southeast Asia that is owned by the Alibaba Group. Lazada is primarily an online marketplace whereby retailers, either businesses or individuals, can sell their products to consumers. Similarly, Shopee, owned by Sea Limited, is a leading e-commerce marketplace in Southeast Asia. It is also primarily an online marketplace. There has also been a trend of social media influencers and celebrities utilizing platforms such as Facebook and Tik Tok to promote products to their followers. Loyal followers of the celebrities and influencers are more likely to purchase a product when their idols are promoting them.

The rise of home shopping has led to numerous players vying for consumers and brand awareness. As a result, companies are investing heavily in marketing and advertising to attract consumers. Aside from utilizing multi-channel advertisements, companies have also tapped key opinion leaders and influencers to conduct livestreams of to encourage consumers to buy products.

Historical Market Performance and Growth Forecast of the Media Broadcasting Industry in Malaysia

Protégé Associates has provided the historical performance and growth forecast of the media broadcasting industry in Malaysia based on a combination of resources, including the data from the MCMC and the annual reports of public listed media broadcasting companies. All the findings are collated, analyzed and/or computed to ascertain the outlook of the media broadcasting industry in Malaysia.

Figure 5: Historical Size (Revenue of Media Broadcasting) and Growth Forecast for the Media Broadcasting Industry in Malaysia, 2020-2027

Year	Value (RM billion)	Annual Growth (%)
2020	5.38 (US$ 1.22 billion)	-
2021	5.28 (US$ 1.20 billion)	-1.9
2022[e]	5.31 (US$ 1.21 billion)	0.5
2023[f]	5.36 (US$ 1.22 billion)	1.0
2024[f]	5.41 (US$ 1.23 billion)	1.0
2025[f]	5.49 (US$ 1.25 billion)	1.5
2026[f]	5.58 (US$ 1.27 billion)	1.5
2027[f]	5.68 (US$ 1.29 billion)	1.8

Notes:

1)	[e] denotes estimate, [f] denotes forecast
2)	Compound annual growth rate (“CAGR”) (2023-2027) = 1.4%
3)	The base year is 2022
4)	All conversions are made at a rate of RM4.40 per US$1,00

Source: Protégé Associates

Although media consumption grew, the broadcasting sector experienced a decline of 1.9% in 2021. Traditional media broadcasters continued to experience competition from online video streaming platforms which contributed to lower subscriptions for pay TV. Cautious consumer spending in light of an inflationary environment has also led to consumers either downgrading or cancelling their pay TV subscriptions. Additionally, easing of lockdown restrictions during the year and lockdown fatigue amongst consumers had led consumers to shop at physical stores, causing TV home shopping to decline. Nevertheless, the industry is expected to recover in 2022 and register modest growth between 1.0% to 1.8% throughout the forecast period.

Over the forecast period, the growth of the Malaysian media broadcasting industry is likely to be supported by continued demand for media content. To counter competition from online video streaming platforms, traditional service providers have adopted various digital expansion strategies including allowing consumers to watch their programs through websites or mobile apps, and partnering with the online video streaming service providers to provide both pay TV content and OTT content through a single subscription. The industry is also expected to benefit from high Internet connectivity and the Malaysian Government’s implementation of the Jalinan Digital Negara (“JENDELA”) plan to provide wider coverage and better quality of broadband experience for the nation whilst preparing the country for 5G technology. High Internet connectivity and wider Internet coverage coupled with the availability of smart mobile devices is expected to boost the Malaysian media broadcasting industry as they allow consumers, especially younger consumers, to easily access content on-the-go. Additionally, the industry is expected to be supported by the growing consumer awareness of TV home shopping. According to data from Nielsen Media, Astro Go Shop reached between 18.0 million to 24.0 million viewers while WOWShop reached between 4.0 million to 6.0 million viewers in the second half of 2022. During the same period, Suke TV, which began broadcasting in the second quarter of 2022, reached between 2.0 million to 4.0 million viewers. The trend of using key opinion leaders and influencers to promote the products on home shopping channels together with the ability to access the channels through multiple platforms at their own convenience will likely also encourage consumers to utilize TV home shopping moving forward.

Key Industry Drivers

(a)	High Internet Connectivity

High internet connectivity enables consumers to consume media through multiple platforms such as websites, apps, and other smart devices at faster speeds and reliable internet access. This allows greater access to digital media and more seamless and enjoyable media consumption experiences. In the first quarter of 2023, the mobile-broadband penetration rate per 100 inhabitants stood at 132.0% (fourth quarter 2022: 131.0%). A mobile-broadband penetration rate of over 100% can occur due to multiple subscriptions. Meanwhile, the fixed-broadband penetration rate per 100 inhabitants stood at 48.6% (fourth quarter 2022: 47.6%).

Additionally, Malaysian Government initiatives on high-speed broadband for digital connectivity, particularly the JENDELA plan aims to improve the country’s broadband infrastructure and related technologies, with strengthened fibre coverage and made widely available to the consumers. The growth in mobile and fixed broadband subscription, coupled with the JENDELA plan, will likely result in an increase in demand for digital content, with OTT services such as Netflix and Disney+ gaining popularity in Malaysia.

(b)	The Rise of Multi-Platform Delivery

As audiences are increasingly fragmented and diverse in their media consumption habits, broadcasters are adopting a multi-platform approach to content delivery. This involves creating content that can be accessed via traditional television, as well as through mobile devices, smart TVs, and other connected devices. By distributing content across multiple platforms, broadcasters can reach a wider audience than a single platform distribution. To stay relevant in the market, multi-platform delivery is a crucial approach for broadcasters to reach and retain audiences, particularly younger audiences who are increasingly shifting from traditional broadcast television and towards online streaming and social media.

The media broadcasting industry has seen a significant increase in competition in recent years, with the growing number of service providers entering the OTT segment. OTT services are online video streaming platforms that offer a range of content, from TV shows and movies to live sports and news. These services have disrupted the traditional broadcast model by offering consumers greater flexibility and choice, with the ability to watch content on-demand and on multiple devices.

As a result, broadcasting companies have launched their own OTT services, such as Astro GO and Tonton, amongst others. However, with the increased competition in the OTT segment, this has led to an increase in original content production, as broadcasting companies strive to create exclusive content that will attract and retain subscribers. This has resulted in a surge of high-quality content, including movies, TV shows, documentaries, and other original programming, which has further fuelled the growth of the OTT segment.

I	Personalizing Content Consumption

With the rise of data analytics and artificial intelligence (“AI”), broadcasters able to provide viewers with a more personalized viewing experience. By leveraging these technologies, broadcasters can analyze viewers’ preferences and behaviors to offer tailored content recommendations and create more engaging viewing experiences. This level of personalization has become an increasingly important competitive advantage in the media broadcasting industry. The adoption of data analytics and AI enables broadcasters to collect and analyze vast amounts of data on viewers’ behaviors, including their viewing habits, interests, and engagement levels. This data can then be used to make informed decisions about the type of content that should be produced and delivered to viewers. By offering personalized content recommendations, broadcasters can increase viewer engagement and loyalty. This is particularly important in a crowded and competitive market, where consumers have access to a wide range of content options.

(d)	The Malaysian Government’s Initiative in Promoting Creativity and Local Production

The Malaysian Government has been actively promoting creativity and local production in the media broadcasting industry as part of its efforts to support the development of a vibrant and diverse media landscape in the country. One of the key initiatives is the establishment of the Malaysian Creative Industry Policy, which aims to create a supportive environment for the development of creative industries, including the media broadcasting industry. The policy includes various measures to support local content production, such as tax incentives and grants for filmmakers and producers. The Government has also launched several programs to develop local talent and support the creation of high-quality content. For instance, the National Film Development Corporation Malaysia (“FINAS”) provides funding, training, and other resources to support the growth of the local film production.

In the Budget 2023 that was tabled in February 2023, the Malaysian Government had allocated RM102 million for the Digital Content Fund to assist artists to produce more creative works such as high-quality films, animations and music. In addition to the import duty and sales tax exemption on studio and filming production equipment, the Government has proposed tax deductions for contributions made to the Tabung Komuniti Filem and National Film Development under FINAS. Overall, the Malaysian Government’s initiatives have helped to support the growth of the local media landscape and increase the diversity of content available to viewers.

Potential Industry Challenges

(a)	Increasing Industry Players

The media broadcasting industry is considered a competitive industry, with large and established incumbent players and a growing number of players entering the market. This has resulted in lower margins for existing players who are struggling to retain their market share. With a growing number of service providers in the market, consumers are inundated with choices and can easily switch between providers to find the best content and pricing that suits their needs and budgets. This has put pressure on the established players to differentiate their offerings and to attract and retain subscribers. As competition intensifies, the cost of acquiring new subscribers and retaining existing ones is also increasing, which affect the margins and profitability of media broadcasting companies, particularly for smaller players who may not have the scale or resources to compete effectively with larger, established players. In response, consolidation is likely to occur in the media broadcasting industry, with mergers and acquisitions between smaller players and larger, more established players to help consolidate the market. However, this may lead to market concentration and reduced competition, which may be subject to regulatory scrutiny.

(b)	Changing Consumer Behavior

As consumers become increasingly connected and digitally savvy, their expectations and preferences for media content are evolving at an unprecedented rate. For example, the shift in consumer preferences toward digital platforms has led to a rise in OTT services and a decline in traditional TV, this has forced traditional broadcasters to re-evaluate their strategies and offerings. Traditional media broadcasters may find it difficult adapting to rapidly changing consumer behavior as it requires significant investments in new technologies, content creation and distribution channels, which can put pressure on the profitability of media broadcasting companies. However, this may be an opportunity for media broadcasters that can adapt in a timely manner.

(c)	Economic Performance

The media broadcasting industry is influenced by the economic performance of a country as it relies on advertising revenue and consumer spending. During economic downturns, companies reduce their advertising budgets, resulting in the decrease in revenue for media broadcasters. The decrease in revenue can lead to budget cuts and downsizing within media organizations, and potentially resulting in a reduction in programming quality. Additionally, consumers may cut down on their discretionary spending, such as purchasing cable or streaming subscriptions, which can further impact the revenue stream of the media broadcasters.

(d)	Digital Disruption

The growth of digital platforms such as streaming services and social media is revolutionizing the way people consume content, creating new challenges for broadcasters in Malaysia. In the past, broadcasters relied on the traditional model of broadcasting to reach a mass audience. However, with the advent of digital platforms, the landscape has changed drastically. Digital platforms have disrupted the traditional broadcasting model by offering more personalized and targeted content that resonates with their viewers. This has prompted broadcasters to adapt to the changing times and incorporate digital platforms into their business models. To thrive in this digital disruption era, broadcasters need to invest in their digital infrastructure to ensure that they are able to deliver high-quality content to their viewers across multiple platforms.

(e)	Content Proliferation

Proliferation of content across different platforms is a growing trend that is reshaping the media landscape. The emergence of new technologies and platforms has provided content creators with opportunities to produce and distribute a vast amount of content that caters to viewers’ specific interests and needs. This has led to an explosion of content options, resulting in intense competition for audience attention.

Further, the availability of a diverse range of content has led to fragmentation of audiences, with viewers shifting towards niche content offerings that cater to their specific preferences. Viewers are no longer restricted to a handful of mainstream channels or programs. Instead, they have access to a wide range of content offerings from both local and international sources. As viewers increasingly shifting towards diverse content offerings, traditional broadcasters are finding it challenging to capture the attention of a large portion of the population. To remain relevant and competitive in the changing media landscape, broadcasters have to produce more specialized programs with an increased focus on audience engagement and interaction.

Barriers to Entry

(a)	Regulatory Barriers

Media broadcasting is a heavily regulated industry, with strict requirements for content, technical standards and licensing. Malaysian media broadcasting industry is regulated by the MCMC, which oversees the development, regulation, and enforcement of policies related to the communications and multimedia industry, including broadcasting. Complying with regulatory requirements can be costly and time-consuming, as broadcasters must ensure that their operations, content, and technology meet the standards set by MCMC. Content that is deemed to be offensive or goes against public interest may be censored or banned, which may limit the types of content that media broadcasters can offer.

Small or independent broadcasting companies may struggle to meet the financial and operational requirements to obtain the licenses and permits. Further, with the limited expertise and resources, new entrants may find it difficult to navigate in the complex and ever-changing regulatory environment in the media broadcasting industry.

(b)	Presence of Established Brands

Branding is an essential aspect of any business, and it inevitably presents as an entry barrier for new entrants who seek to penetrate the media broadcasting industry in Malaysia. Established broadcasters often have strong brand recognition and customer loyalty, making it challenging for new broadcasters to compete effectively. Broadcasting companies that are with long operating histories have built up reputation and trust with their audiences, which can be difficult for a new entrant to match their level of credibility and experience. In addition, established broadcasters often have significant financial resources to invest heavily in marketing and advertising to reinforce their brand, thereby strengthening their position in the industry. This can make it difficult for new broadcasters as they may lack the requisite financial power to compete with the established players in the industry.

(c)	High Capital Costs

Building a broadcast network requires significant capital investment in equipment, infrastructure, and technology such as studios, production equipment, software, antennas, and transmitters amongst others in order to establish a network. High capital costs are also required to produce original content and acquire rights to third-party programs. Furthermore, production of high-quality content requires investment in talent and skilled production members. The high capital costs required to establish and operate a broadcast network can be a significant barrier to entry for new players, particularly for small companies or companies with limited financial resources. High capital costs are also required for incumbent players as they adapt to advancements in technology and shifting consumer trends to stay relevant to consumers.

Outlook of the Media Broadcasting Industry in Malaysia

The media broadcasting industry in Malaysia is estimated to be US$1.21 billion (RM5.31 billion) in 2022, with a slight increase of 0.5% from 2021. Traditional media broadcasters have been facing challenges due to the proliferation of OTT video streaming services, but the industry is expected to grow steadily in the future. The use of home shopping is expected to continue growing, and personalized content recommendations can increase viewer engagement and loyalty. The government is supporting local content creators with various programs and funding. However, the industry may face headwinds such as digital disruption, changing consumer behaviors, content proliferation, and growing competition. The industry is expected to remain resilient and grow at a CAGR of 1.4% from US$1.22 billion (RM5.36 billion) in 2023 to US$1.29 billion (RM5.68 billion) in 2027.

BUSINESS

Overview

We believe we are one of the fastest growing media and entertainment networks in Malaysian history in terms of viewership, with approximately 1,000,000 unique TV viewers tuning in from across Malaysia within the first 3 months of our broadcasting debut in April 2022. Our platform connects merchants, the majority of which are celebrity-owned small and micro enterprises, to sell their products and services to primarily Bahasa-speaking customers, a region-wide audience of potentially 100 million across Malaysia, Indonesia, Singapore, and Brunei. Our business was founded in 2021 by Dato’ Mizal Zaini, our Chairman and Chief Executive Officer, known professionally as AC Mizal who has, for over three decades, been a prominent figure in the Malaysian entertainment industry, with diverse roles as an actor, singer, comedian, TV host, and former radio presenter. Building on Dato’ Mizal Zaini’s extensive industry experience and vision, we are dedicated to providing micro, small & medium-sized enterprises with accessible broadcast reach to a regional audience.

We pioneered SUKE TV, a celebrity-driven 24/7 free-to-air and over-the-top (“OTT”) shopping channel in Malaysia. It offers a holistic, one-stop platform that includes full in-house media content production, custom program development, logistics and delivery, and advertising services, driven by a full service e-commerce platform, OTT video streaming (available on our YouTube channel and the iQIYI platform), live video commerce and experiential shopping, accessible through both TV and digital mediums.

In our two years of operations, our products and services have proven to create exceptional value for both merchants, customers and viewers alike. Our channel, SUKE TV, was the first in Malaysia to introduce a one-stop entertainment-based celebrity-backed advertising vehicle paired with a delivery network, which has replaced the traditional model of using multiple platforms for e-commerce, advertising, celebrity endorsement and logistics, and has represented an industry trend.

Our services generally have an entry price from selling of a product of RM100.00 to production service of RM80,000.00, with flexible options to choose from regular programming features, to dedicated sponsored series and feature tele-films. We have developed a partnership network to grow our presence, with exclusive rights to stream SUKE TV-produced content on iQIYI, Inc., which operates IQIYI, an online video platform based in China with over 101.4 million paid subscribers worldwide, which we believe will provide us with convenient entry into new regions beyond Malaysia. This extensive network, seamlessly integrated with our centralized e-commerce platform and logistics management system, has enabled a fast and highly seamless viewing-to-transaction process.

Our shopper-attainment platform model is designed to ease the buying decision process and can be made directly using mobile devices, and deliveries generally are fulfilled within five days of purchase. SUKE GO, our next-day delivery service for major Malaysian cities, was introduced in September 2022 delivering superior user experience. In addition, through this geographically dispersed network, we have gained a large and increasing volume of transactions, growing our unique viewers to 1.5 million. The breadth and depth of data provided by our own and third-party platforms have allowed us to provide enhanced services, expand our inventory and improve overall customer experience.

Additionally, we have established a partnership with GX Digital Sdn Bhd, a retail company focused on an online to offline (O2O) Business model operating under the name “Go King Kong” in Malaysia. This provided us access to an inventory of electronics, home appliances, health & beauty, fashion, F&B, groceries, and lifestyle items – bringing our inventory to over 20,000 products, in addition to products sold and endorsed by over 50 celebrities. In June 2023, we entered into a collaboration arrangement with Shop Channel, a leading TV shopping and e-commerce platform in Thailand. Under this arrangement, DNF and Shop Global (Thailand) Co. Ltd. agreed to cross-sell each other’s products and market them through our respective TV and digital channels.

We believe that our services have the power to transform advertising from an expense item into an investable asset. By offering high-quality and low-risk opportunities that are not easily accessible through other channels, we enable brands to turn their advertising expenses into strategic investments.

We have achieved significant growth in recent years. Our revenue increased from approximately $6,588 for the fiscal year ended December 31, 2021 to approximately $2.2 million for the fiscal year ended December 31, 2022, an increase of $ 2.2 million, or 33,000%. Our revenue increased from approximately $76,728 for the six months ended June 30, 2022 to approximately $675,246 for the six months ended June 30, 2023, an increase of $598,518, or 780%. Our net loss increased from approximately $445,376 for the fiscal year ended December 31, 2021 to approximately $913,103 for the fiscal year ended December 31, 2022, an increase of 105%. Our net loss decreased from approximately $1,28 million for the six months ended June 30, 2022 to approximately $789,357 for the six months ended June 30, 2023, a decrease of 38.5%. We generate revenues primarily from advertising fees charged to merchants for our facilitation, production, and management of advertising. We also charge percentage fees to merchants for fulfilling their sales via our SUKE Shop platform.

For additional information regarding our financial performance, see “Summary Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Competitive Strengths

We believe the following competitive strengths are essential to our success and differentiate us from our competitors:

●	Fully-licensed 24/7 free-to-air and OTT shopping channel. We operate a fully licensed 24/7 free-to-air and OTT shopping channel. This allows us to reach a wider audience and establish our brand as a leading TV network in Malaysia. The FTA feature provides easy access to all viewers, while the OTT feature enables the audience to watch our content anytime, anywhere.

●	360-degree e-commerce with TV, web and social media. We provide an omnichannel platform that combines TV, web, and social media mediums. This provides multiple avenues for customers to purchase products and services, making it convenient for them to shop using their preferred avenue. This also helps us to access a broader customer base and drive sales.

●	Celebrity powered experiential shopping with celebrities and influencers. We leverage the star power of celebrities and influencers to promote products and services, thereby increasing brand awareness and enhancing revenues. This unique selling point sets us apart from our competitors, as we offer an engaging and memorable shopping experience.

●	Affordable entry cost in comparison with competitors. We offer a lower entry cost compared to our competitors, making us accessible for small businesses and entrepreneurs to feature their products on our platform. This allows us to cater to a diverse range of customers, from big brands to small businesses.

●	Full in-house capabilities and industry expertise. We primarily utilize in-house resources and expertise to develop high-quality content, produce and market our own programs, and manage our e-commerce platform. This vertical integration allows us to have greater control over our operations and maintain high standards of quality. Our management’s extensive industry expertise enables us to stay ahead of competition by anticipating trends and adapting to changing consumer preferences.

Products and Services

Our products and services are designed to help our clients reach their target audience through the use of celebrity endorsements and compelling content. We are committed to delivering high-quality services and exceeding our clients’ expectations, and we are striving to constantly improve and innovate to remain competitive. Currently, our e-commerce operations are primarily conducted through our website, SUKE Shop. To complement our website, enhance our e-commerce ecosystem and deliver a seamless shopping experience, we are also developing our mobile app, SUKE App.

Full in-house media content production

We provide comprehensive in-house media content production services to our clients, from conceptualization to final production. Our team of experts specializes in creating high-quality content that aligns with our clients’ vision and requirements. We use state-of-the-art equipment and techniques to produce engaging and visually appealing content that features shopping programs, dramas, films, and more. As of the date of this prospectus, we have recruited a total of 14 in-house talents who perform and carry out works or engagements as a talent and artist as assigned by us.

According to Nielsen Audience Measurement Sdn. Bhd., a third-party organization, our average monthly over-the-air viewership in Malaysia was 1,500,000 in 2022 and 1,000,000 in the first half of 2023. However, we have not used viewership as a key metric in managing our business because viewership does not necessarily translate into revenue. We are open to periodically publishing our viewership statistics in the future, if a consistent viewership-to-revenue conversion rate is established.

Custom program development

Our team of creative professionals works closely with our clients to develop custom programs that feature celebrities showcasing and promoting our products. We offer an array of program development services, including scripting, storyboarding, and pre-production planning, to ensure that every aspect of the program is well thought out and executed to perfection.

Logistics and delivery

Our product fulfillment process is a dynamic blend of in-house shipping and partner-led drop-shipping methods. This hybrid model provides us with the flexibility to meet varying product and user requirements and enhances our ability to deliver products to end users in a reliable and efficient manner. For products stored at our own facilities, we employ the services of reputable third-party couriers who transport the products that are already received, organized and prepared for shipment at our warehouse. We have also established arrangements with our various partners such as retailers, manufacturers and other suppliers where our partners are responsible for product transportation and delivery in accordance with the timeframes stipulated in our collaboration agreements with them. The latter manner, referred to as drop-shipping, allows for a seamless delivery process directly from our partners’ facilities to consumers.

Advertising services

Our advertising services are designed to help our clients reach their target audience effectively. We offer a range of advertising services, including media planning, creative development, and media buying, to enable our clients’ advertising campaigns executed to perfection. Our team has extensive experience in the advertising industry, and we use data-driven insights and analytics to create campaigns that deliver results.

SUKE Shop

SUKE Shop operates an omni-channel e-commerce platform (https://www.sukeshop.com/) that specializes in consumer goods. The platform has a strong presence in urban and rural areas and has gained a reputation for offering a wide range of high-quality products at competitive prices. With its emphasis on customer service and after-sales support, SUKE Shop has built a loyal customer base that appreciates the convenience and reliability of its offerings, despite the competitive nature of the retail industry.

The product selection at SUKE Shop is carefully curated to ensure that it meets the needs and preferences of its target demographic. SUKE Shop carries a range of well-known brands, as well as its own in-house line of products that are designed to offer high quality at affordable prices. From smartphones and laptops to refrigerators and washing machines, SUKE Shop has a broad range of products that appeal to Malaysian consumers.

In addition, SUKE Shop differentiates itself from competitors by strategically listing celebrity-owned or endorsed products. By collaborating with well-known figures in the entertainment industry, the platform has been able to leverage the power of celebrity branding to create a strong association between its products and the glamorous lifestyles of its target customers.

Celebrity endorsements and ownership have added a layer of authenticity and trustworthiness to the platform at a short span of time, as consumers have proven to trust the recommendation of someone they admire or respect. SUKE Shop has been savvy in identifying celebrities who are a good match for its brand image and who have a strong appeal to its target demographic. For example, SUKE Shop has partnered with popular local actors and recording artistes to list and promote their products, while also collaborating with social influencers and food bloggers to promote their endorsed brands.

SUKE App

The SUKE App is a comprehensive super app currently in development that integrates various digital services and features into a single, user-friendly platform. The app will serve as an all-in-one solution that caters to users’ entertainment, shopping, and financial needs.

One of the central components of the SUKE App is SUKE TV streaming, a round-the-clock streaming service that will feature a diverse range of high-quality entertainment options such as live events, TV shows and movies. We intend SUKE TV to provide users with a seamless and enjoyable viewing experience, a vast library of engaging content and a user-friendly interface.

SUKE Shop, to be integrated into the app, will be another standout feature of SUKE App. This feature will mirror the offerings on the SUKE Shop website, enabling consumers to seamlessly browse, buy, and monitor their purchases while on the go, all within the app’s convenient interface.

Additionally, the app’s embedded digital wallet will enable users to safely store and manage their funds. The e-wallet will support multiple currencies and a wide range of payment options, providing users with a flexible and dependable financial management tool.

Besides these core features, the SUKE App will also provide a wealth of additional services and features, including a news aggregator that delivers the latest news and updates from around the world, a food delivery service that connects users with local restaurants, and a ride-hailing service that streamlines the process of booking rides.

The SUKE App is set to be an innovative and sophisticated platform that aims to deliver a variety of high-quality services and features designed to simplify and enhance users’ lives. Once operational, with its intuitive interface, prompt and dependable services, and commitment to excellence, we believe the SUKE App will represent a significant advancement in the realm of digital super apps in Malaysia and beyond.

Our Market Opportunity and Customers

Micro, small & medium-sized enterprises are vital to Malaysia’s economic growth, contributing 34.7% of the country’s gross domestic product, or GDP, in 2021 and creating significant job opportunities. However, they have substantial and growing unmet advertising reach needs for customer acquisition, sales growth and business expansion. Small businesses often have advertising requirements that are frequent, unpredictable and time sensitive.

Due to a fast-evolving nature of their businesses, limited resource and planning abilities, as well as the duopoly of established in-home shopping television platforms, small businesses face numerous challenges such as limited access to nationwide broadcast reach and other traditional customer channels, high costs of established mediums, and lack of technical expertise of social media advertising.

Our affordable access to broadcast and celebrity endorsements makes us an attractive solution for micro, small & medium sized enterprises. The free-to-air television viewership encompasses over 7 million households, particularly in rural populations, represents a market potential of RM800 million ($182 million). In addition, television programming led by celebrities is widely recognized as a valuable asset, enabling home-grown brands to expand their reach and deepen their engagement with audiences at lower cost.

For the year ended December 31, 2022, our four largest customers were Ideal Capital Venture Sdn Bhd (“Ideal Capital”), V Sing (Malaysia) Sdn Bhd (“V Sing”), GX Digital Sdn Bhd (“GX Digital”) and Viral Shield Life Science Sdn Bhd (“Viral Shield”), from which we generated revenues of $643,488, $454,731, $353,918 and $227,366, respectively, collectively accounting for 75.4% of our total revenues during this period. For the six months ended June 30, 2023, our largest customer was Solaris Prestasi Sdn Bhd (“Solaris Prestasi”), from which we generated revenues of $673,265, accounting for 99.7% of our total revenues during this period. See also “Risk Factors—Risks Related to Our Business—We depend on a limited number of customers for a large portion of our revenues.” Our dealings with V Sing and Viral Shield have been through barter transactions. Below is a summary of the material terms of our arrangements with these customers.

Ideal Capital

Ideal Capital is a property developer in Malaysia. Ideal Capital pays us in cash for our advertising services. When clients like Ideal Capital transact in cash, they typically place advertising purchase orders with us, detailing the campaign duration, broadcasting schedule, program rate, total number of commercials, sales amount, sales tax and types of sponsored programs. Such orders also contain standard clauses customary to advertising service contracts. For instance, pursuant to these clauses, we retain the right to reject or re-edit any materials, products or information deemed inappropriate for broadcast. Additionally, all copyrights and any other intellectual property related to every aspect of the program, position and segment on SUKE TV are owned, and protected by SUKE TV.

V Sing

V Sing is a music-driven social entertainment platform. We transact with V Sing through a barter arrangement. We, through DNF, have entered into a Services Exchange Agreement with V Sing. A copy of this agreement is filed as Exhibit 10.10 to the registration statement of which this prospectus forms a part. The following summary does not purport to be complete and is qualified in its entirety by reference to the text of the agreement in Exhibit 10.10.

Under this agreement, DNF and V Sing agreed to exchange services and make payment-in-kind in respect of their services. Pursuant to the agreement, DNF shall provide services valued at RM2 million (approximately $454,525) to V Sing, and V Sing shall provide services valued at RM2 million (approximately $454,525) to DNF. Both DNF and V Sing’s services provided pursuant to the agreement shall exclusively be promotional in nature and may take the form of physical or digital promotions, including advertising on TV or any digital platform. Both DNF and V Sing’s services should be rendered within 12 months but can be extended with mutual written agreement.

GX Digital

We have entered into a Collaboration Agreement with GX Digital. A copy of this agreement is filed as Exhibit 10.9 to the registration statement of which this prospectus forms a part. The following summary does not purport to be complete and is qualified in its entirety by reference to the text of the agreement in Exhibit 10.9.

GX Digital’s obligations under the agreement include: (i) on-boarding of existing vendors. GX Digital shall use best efforts to cause its existing vendors to onboard their products on GoKingKong to SUKE Shop by the effective date as defined in the agreement and GX Digital shall be responsible for handling delivery, transport, and/or shipping of products ordered from SUKE Shop; and (ii) promotion of SUKE TV advertising slots. GX Digital shall use its expertise to promote the sale of SUKE TV advertising slots and refer vendors to SUKE TV for the purchase of such slots. GX Digital shall also assist in the negotiation, payment, searching for filming studios and closing of the sales of slots.

SUKE TV’s obligations under the agreement include marketing and promotion of the products on SUKE Shop to end customers.

For on-boarding of existing vendors, SUKE TV is entitled to a profit-margin from product sales on SUKE Shop and SUKE TV should issue a monthly sales report to GX Digital and pay GX Digital within 14 days from the issuance of the report if no dispute raised by GX Digital. For promotion of SUKE TV advertising slots, GX Digital earns a 30% agency fee from the total sale value of each slot sold to vendors. GX Digital shall pay SUKE TV the sale amount minus its agency fee.

This agreement has a term of two years commencing on September 5, 2022. SUKE TV has the option to renew for an additional year by providing a notice to GX Digital before the expiry of the agreement. Upon receiving such notice, GX Digital will be obligated to honor the renewal.

The agreement may be terminated early by either party if (i) the other party commits a material breach of the agreement and fails to remedy it within 30 days of a written request, or (ii) the other party is adjudged insolvent, or subject to insolvency, liquidation, dissolution or winding up proceedings. If GX Digital intends to terminate this agreement early, SUKE TV is entitled to recover the amount of any direct loss or damage as a result of the termination, the amount for services performed up to the time of termination, and liquidated damages equal to the total value of services for the remaining months of the term.

The agreement also contains customary representations, warranties and confidentiality provisions.

However, the revenues generated from GX Digital during fiscal 2022 were unrelated to the Collaboration Agreement. Like Ideal Capital, during fiscal 2022, GX Digital purchased our advertising services by placing advertising purchase orders for our advertising services that detail the campaign duration, broadcasting schedule, program rate, total number of commercials, sales amount, sales tax, types of sponsored programs and certain standard clauses. GX Digital did not earn an agency fee in connection with these orders.

Viral Shield

Viral Shield is a surface disinfectant producer and distributor in Malaysia. We transact with Viral Shield through a barter arrangement. We, through DNF, have entered into a Services Exchange Agreement with Viral Shield. A copy of this agreement is filed as Exhibit 10.11 to the registration statement of which this prospectus forms a part. The following summary does not purport to be complete and is qualified in its entirety by reference to the text of the agreement in Exhibit 10.11.

Under this agreement, DNF and Viral Shield agreed to exchange services and make payment-in-kind in respect of their services. Pursuant to the agreement, DNF shall provide services valued at RM1 million (approximately $227,262) to Viral Shield, and Viral Shield shall provide services valued at RM1 million (approximately $227,262) to DNF. Both DNF and Viral Shield’s services provided pursuant to the agreement shall exclusively be promotional in nature and may take the form of physical or digital promotions, including advertising on TV or any digital platform. Both DNF and Viral Shield’s services should be rendered within 12 months but can be extended with mutual written agreement.

The promotional services provided by Viral Shield to DNF include (i) displaying our logo and videos on its website and across its social media accounts such as Facebook, Instagram and TikTok pages, and (ii) featuring our logo and QR code on the packaging of its disinfectant products.

Solaris Prestasi

Solaris Prestasi is a property developer in Malaysia. Solaris Prestasi pays us in cash for our advertising services. Solaris Prestasi paid our services in cash. Solaris Prestasi placed advertising purchase orders with us, detailing the campaign duration, broadcasting schedule, program rate, total number of commercials, sales amount, sales tax and types of sponsored programs. Such orders also contain standard clauses customary to advertising service contracts, including that we retain the right to reject or re-edit any materials, products or information deemed inappropriate for broadcast, and all copyrights and any other intellectual property related to every aspect of the program, position and segment on SUKE TV are owned, and protected by SUKE TV.

Sales and Marketing

We have implemented a variety of sales and marketing techniques in order to connect with a wider audience and remain at the forefront of the media broadcasting industry. We have focused on utilizing digital platforms, forging key partnerships, leveraging celebrity star power, hosting nationwide roadshows, organizing contests, and conducting public relations activities.

The use of digital platforms has been one of our key marketing strategies. We have established a strong presence on social media platforms such as Facebook, Instagram, TikTok, LinkedIn and YouTube, where we feature content related to our programs, products, and services. By showcasing celebrities prominently on our social media platforms, we have been able to generate interest and broaden our audience base.

In addition to social media, we have also launched an e-commerce website, SUKE Shop, which offers over 20,000 items and multiple delivery options. Our digital ads and lead generation techniques allow us to reach potential customers and promote our products and services effectively. Additionally, we have leveraged YouTube’s popularity as the second most visited website after Google globally by making our programs available on YouTube.

Another tactic that we have employed is forging key partnerships. We have partnered with IQIYI, a platform to stream our proprietarily produced content, and Go King Kong, a platform to sell over 20,000 household, fashion, electronics, and other products on SUKE Shop. Recently, we entered into collaboration with Shop Channel as our first step to penetrate the Thai market. Furthermore, we have also partnered with Malaysian Research Accelerator for Technology and Innovation (MRANTI) group of companies to reach local entrepreneurs and help them gain traction and expand innovations and business presence.

Further, we have leveraged celebrity star power to drive sales and increase viewership. Dato’ Mizal Zaini, our founder, Chairman and Chief Executive Officer, is a well-known and respected figure in Malaysia’s entertainment landscape, with a career spanning over three decades. His extensive network of relationships within the industry has played a vital role in our company’s growth and progress. Celebrities use us as a platform to sell their own products, and Dato’ Mizal Zaini appears prominently on our programming. In addition, we host nationwide roadshows to engage with audiences and increase awareness and viewership. We also organize contests, such as a shopping contest on SUKE Shop platform with prize money offering of RM1,000,000 and other prizes. As part of our regular marketing and public relations efforts, we conduct press conferences for each announcement of partnerships and activations.

Vendors and Suppliers

We have entered into an access agreement, as supplemented from time to time, with MYTV Broadcasting Sdn Bhd which gives us access to Malaysia’s digital terrestrial television (DTT) network, allowing us to broadcast on national television. We have also partnered with OTT platforms such as IQIYI, providing us with digital distribution channels to stream our content.

Our broadcast system was built and delivered by Ideal Systems (Malaysia) Sdn Bhd, one of the top providers in the studio equipment industry whose clients include Disney, ESPN, CCTV, Astro, etc., pursuant to a turnkey contract.

We have engaged a third-party vendor, on an exclusive basis, for developing and maintaining our digital e-commence platform. The service agreement with the vendor has an initial term of three years, commencing on March 1, 2022.

The products we sell through our e-commerce platform, SUKE Shop, are sourced from manufacturers, established retail stores such as Go King Kong, and other suppliers, enabling us to offer our customers a diverse range of products to choose from. Recently, by partnering with Shop Channel, we started to market and sell items such as jewelries, clothing apparels, traditional handcrafts and beauty products from Thailand provided by Shop Channel.

Seasonality

Malaysia is a culturally and religiously diverse country, with Malays, Chinese, Indians, and other ethnic groups, each with their own unique festivals and celebrations. As a result, Malaysians have several shopping seasonal habits throughout the year, with each celebration bringing its own unique shopping experience and opportunities.

Chinese New Year is one of the most significant celebrations for the Chinese community in Malaysia. It usually falls in January or February, and the weeks leading up to it are a busy shopping period. Malaysians typically buy new clothes, decorations, and gifts for this festive occasion. The streets and malls are decorated with Chinese lanterns and festive decorations, and retailers offer special promotions and discounts to attract shoppers.

Ramadan and Hari Raya Aidilfitri are also major celebrations in Malaysia. Ramadan is the month of fasting for Muslims, and it culminates in the celebration of Hari Raya Aidilfitri, which usually falls in May or June. During Ramadan, Malaysians tend to shop for food items, while in the days leading up to Hari Raya, Malaysians typically buy new clothes, home decorations, and food items to celebrate this occasion. The malls and bazaars are crowded with shoppers, and retailers offer promotions and discounts to attract customers.

Deepavali, also known as the Hindu festival of lights, is another major celebration in Malaysia. It usually falls in October or November, and Malaysians often buy new clothes, decorations, and gifts for this festive occasion. The streets and malls are decorated with lights, and retailers offer promotions and discounts to attract shoppers.

While not an official holiday in Malaysia, Christmas is still widely celebrated, particularly by the Christian community. Malaysians often buy gifts, decorations, and food items to celebrate this occasion. The malls and stores are decorated with Christmas lights and decorations, and retailers offer promotions and discounts to attract shoppers.

Apart from these major shopping seasons, Malaysians also tend to shop during major sales events like the 11.11 Singles’ Day sale (November 11), Black Friday (the day after Thanksgiving in the United States), and Cyber Monday (the Monday after Thanksgiving in the United States), as well as during school holidays, which typically fall in March, June, and December. During these times, retailers offer special promotions and discounts to attract shoppers, and Malaysians tend to take advantage of these opportunities to buy items they need or want.

In addition to the shopping seasonal habits mentioned earlier, there are several other events and occasions that Malaysians look forward to throughout the year. These events often present excellent opportunities for retailers to attract shoppers and offer promotions and discounts. One such event is the Malaysia Mega Sale Carnival, which is usually held twice a year, from March to April and from November to December. During these periods, shoppers can enjoy discounts of up to 70% off on various items, including clothing, electronics, and household items. This sale event is organized by the Malaysia Retailers Association and is widely anticipated by shoppers in Malaysia.

Another event that is popular among Malaysians is the Malaysian International Furniture Fair, which is held annually in Kuala Lumpur. This event is one of the largest furniture trade shows in Southeast Asia and attracts exhibitors from all over the world. Malaysians often attend this event to shop for new furniture and home decor items.

Malaysia also has a strong love for sports, with soccer being the most popular sport in the country. The Malaysia Super League, which runs from February to September, is a major event that attracts many fans who buy tickets, team jerseys, and other merchandise. Other major sporting events in Malaysia include the Malaysia Grand Prix, the Malaysia Open Badminton Championship, and the Malaysian Motorcycle Grand Prix.

Additionally, Malaysians also tend to shop during the back-to-school season, which typically falls in December and January. During this period, retailers offer special promotions and discounts on school supplies, backpacks, and clothing, and parents tend to take advantage of these offers to stock up on items they need for the upcoming school year.

Malaysians enjoys a variety of events and occasions throughout the year that present shopping opportunities. Whether it is a major festive season, annual sale event, or sports event, retailers in Malaysia are provided with plenty of chances to attract shoppers with special promotions and discounts. With Malaysians being known for their love of shopping, retailers are always looking for ways to tap into this market and provide them with the best shopping experiences possible.

Intellectual Property

We rely on a combination of trade secrets, know-how, trademarks and certain contractual rights, including confidentiality and non-disclosure agreements, to establish and protect our proprietary rights in our intellectual property. We regularly monitor any infringement or misappropriation of our intellectual property rights such as the original content, including videos, music, and other creative works of our channel, SUKE TV. As of the date of this prospectus, we have three domain names (SUKETV.COM, SUKESHOP.COM and SUKE.NETWORK) and have registered one trademark   with the Malaysian Intellectual Property Office, or MyIPO as follows:

Category	Trademark	Details

SUKE Smile		● Application No.: TM2021030633 ● Date of Registration: November 1, 2021 ● Expiry Date: November 1, 2031 ● Nature of Mark: Figurative ● Type of Registration: Trademark

As of the date of this prospectus, we have applied for the registration of the following trademarks in Malaysia:

Category	Trademark	Details

SUKE logo

●   Application No.: TM2021030612

●   Application Date: November 1, 2021

●   Legal Status: Pending Registration

●   Date of Legal Status: July 27, 2022

●   Nature of Mark: Word & Figurative

●   Type of Registration: Trademark

SUKE TV Logo

●   Application No.: TM2021030636

●   Application Date: November 1, 2021

●   Legal Status: Pending Registration

●   Date of Legal Status: June 19, 2023

●   Nature of Mark: Word & Figurative

●   Type of Registration: Trademark

SUKE Shop logo

●   Application No.: TM2021030640

●   Application Date: November 1, 2021

●   Legal Status: Pending Registration

●   Date of Legal Status: July 27, 2022

●   Nature of Mark: Word & Figurative

●   Type of Registration: Trademark

Growth Strategies

We will focus on expanding our broadcasting reach in the ASEAN region and beyond in the next 24-36 months, based on our current business model of providing attractive commissions to merchants and airing sponsored content on our channel. To achieve this, we plan to expand our footprint in the region by implementing a broadcast license model.

In the first phase of our expansion, we aim to target Thailand. We have collaborated with Shop Channel as our initial step to reach customers in Thailand We plan to partner with local TV stations and book a daily slot on local networks. This strategy is intended to reach a wider audience while providing localized content that resonates with viewers in those markets. By partnering with local stations, we can leverage local knowledge and expertise to create content that speaks to the interests and preferences of the target audience.

In the second phase of our expansion, we will be looking to expand into Indonesia, Singapore, and Brunei. We plan to create localized content featuring local celebrities and products, which will help us connect with audiences in these regions, increasing our reach and growing a loyal viewership.

In the third phase of our expansion, we intend to enter the Middle Eastern market. As a halal hub, Malaysia is known for producing high-quality halal products, and we plan to leverage this reputation to position itself as a leading player in the region. We plan to offer programming that caters to the Muslim population, providing viewers with a diverse range of content that reflects their values and interests.

Overall, by expanding into new markets and leveraging local knowledge and expertise, we will position ourselves for long-term success in the broadcasting industry. As we continue to grow and expand, we expect that we will adapt our business model to meet the changing needs of our audience and remain competitive in an increasingly crowded market.

To support this expansion plan, we intend to employ a range of strategies, including:

●	increasing our investment in technology and infrastructure to improve production capabilities. We plan to use the latest broadcasting technology to produce high-quality content that meets the standards of the industry;

●	hiring local talent to create programming that is tailored to the specific needs of each market. By working with local producers, writers, and directors, we can create content that speaks to the unique tastes and preferences of each audience;

●	building strong partnerships with local businesses and networks in the region we operate. This can enable us to gain a better understanding of the market, identify key trends and preferences, and create content that resonates with the local audience. In addition, this strategy can also help us build brand recognition and gain market share more quickly; and

●	looking for new revenue streams to support our growth. Apart from providing lucrative commissions to merchants and airing sponsored content, we expect to explore new ways to monetize our content. This may include partnering with advertisers, creating subscription-based services, or launching our own line of products and merchandise.

Competition

The Malaysian media broadcasting industry, currently comprising TV, radio and digital media, is characterized by strong competition and dynamic changes in technology and content consumption. We compete with other providers of televised, online and radio entertainment and content for access to customers and audience share. Our TV home shopping business is situated in a highly competitive retail business environment in Malaysia, and competes with large department stores, specialty shops, e-commence retailers, direct marketing retailers, wholesale clubs, discount retailers, other televised shopping retailers such as Astro Go Shop and WOWShop, infomercial retailers, Internet retailers, including livestream shopping retailers, and mail-order and catalog companies. We consider the following companies to be our primary competitors in the TV home shopping and e-commerce spaces in Southeast Asia.

GO SHOP: GO SHOP is a market leader in the home shopping industry. GO SHOP is owned and operated by Astro GS Shop Sdn Bhd, a subsidiary of Astro Holdings, and has been airing shopping TV programming from 2015. GO SHOP is available through FTA and subscription to Astro, the largest satellite and cable TV provider in Malaysia. One of the key strengths of GO SHOP is its strong brand recognition and reputation for quality products, which has been built up over years of experience in the industry.

Wow Shop: Operated by WOWSHOP Sdn Bhd, a subsidiary of Media Prima, Wow Shop is another established player in the market. Wow Shop airs 24 hours programming on free-to-air TV, which means that viewers can access the channel without the need for a subscription. Wow Shop has been in the business of airing shopping TV programming for over 5 years and has built up a loyal customer base. One of the key strengths of Wow Shop is its ability to reach a potentially wider audience as compared to subscription-based channels like GO SHOP, as it is available to anyone with a TV and antenna.

Shoppee: Shopee Pte. Ltd., doing business as Shopee, is a Singaporean multinational technology company specializing in e-commerce. It is a subsidiary company of Sea Limited. Shopee is an e-commerce platform in Malaysia that allows buyers and sellers to connect and trade products online. The platform offers a wide range of products, including electronics, fashion, home appliances, and more. Shopee’s popularity in Malaysia has grown rapidly in recent years, thanks to its user-friendly interface, secure payment options, and competitive pricing. According to recent data, Shopee has continued to experience strong growth in Malaysia. In 2021, the platform’s gross merchandise value (GMV) in Malaysia reached RM14.34 billion, representing a year-on-year growth of 86.6%. The platform also recorded a 93% increase in the number of active buyers in Malaysia, with a total of 22.9 million users. Shopee’s success can be attributed to its focus on providing a seamless user experience, with fast delivery times and a wide range of products.

Lazada: Lazada is the Southeast Asia flagship platform of the Alibaba Group powered by its cutting-edge technology infrastructure. Lazada is an online shopping platform in Malaysia that offers a wide range of products from various categories such as electronics, fashion, beauty, and home appliances. It was established in 2012 and has since grown to become one of the largest e-commerce platforms in Malaysia, with a user-friendly interface, multiple payment options, and fast delivery services. Lazada has also introduced innovative features such as its own digital wallet, Lazada Wallet, and LazMall, which offers official stores of popular brands. Recent data shows that Lazada has continued to experience strong growth in Malaysia. In 2021, the platform’s gross merchandise value (GMV) in Malaysia reached RM12.72 billion, representing a year-on-year growth of 96%. The platform also recorded a 60% increase in the number of active buyers in Malaysia, with a total of 8.4 million users. Lazada’s success can be attributed to its focus on providing a seamless user experience, with a variety of payment options, fast delivery times, and a wide range of products.

Amazon: Amazon has a limited presence in Southeast Asia, with its primary focus on Singapore. In 2017, Amazon launched its Prime Now service in Singapore, offering fast delivery of groceries and household essentials to Prime members. However, in 2019, Amazon announced that it would be discontinuing its Prime Now service in Singapore and instead focus on expanding its international store to offer a wider selection of products to customers in the region. Amazon also operates a few Amazon Web Services (AWS) data centers in Southeast Asia, which provide cloud computing services to businesses in the region. Despite its limited presence, Amazon is still considered a major player in the e-commerce industry in Southeast Asia due to its strong brand recognition and extensive product offerings. However, it faces stiff competition from other e-commerce platforms such as Lazada and Shopee, which have established themselves as the dominant players in the region.

Tokopedia: Tokopedia is an Indonesian e-commerce platform that was founded in 2009. It offers a wide range of products from various categories such as electronics, fashion, beauty, and home appliances. Tokopedia’s success can be attributed to its focus on providing a seamless user experience, with multiple payment options, fast delivery services, and a strong customer support team. The platform also offers innovative features such as Tokopedia Pay, which allows users to pay for products and services online, as well as Tokopedia Points, a loyalty program that rewards customers for their purchases. Tokopedia has become a popular choice for Indonesian consumers due to its competitive pricing and regular promotions, such as its annual “Harbolnas” shopping event. In 2020, Tokopedia merged with ride-hailing giant Gojek to form GoTo Group, which aims to become a leading super app in Southeast Asia. With its strong performance and continued investment in the market, Tokopedia is well-positioned to maintain its position as one of the leading e-commerce platforms in Indonesia.

Alibaba.com: Alibaba.com has a strong presence in Southeast Asia, with a focus on expanding its B2B e-commerce services in the region. In 2017, Alibaba launched the “Digital Free Trade Zone” initiative in Malaysia, aimed at helping small and medium-sized enterprises (SMEs) in the country to connect with global markets and leverage the power of e-commerce. This initiative includes a partnership between Alibaba and the Malaysian government to provide training and support for SMEs, as well as the establishment of a logistics hub and an e-commerce platform in Malaysia. Alibaba.com also has a significant presence in other Southeast Asian countries, including Indonesia, Thailand, and Vietnam. In 2020, Alibaba Group announced a strategic partnership with the Singapore government to launch the Alibaba Singapore E-commerce Programme, aimed at helping local SMEs to expand their businesses through e-commerce. This program provides training, mentorship, and other support services to help SMEs navigate the challenges of e-commerce and leverage the global reach of Alibaba’s platforms.

Bukalapak: Bukalapak is an Indonesian e-commerce company that was founded in 2010. The company started as a marketplace for small and medium-sized businesses to sell their products online and has since expanded to offer a wide range of products and services, including mobile payments, insurance, and financial services. Bukalapak has become one of the leading e-commerce platforms in Indonesia, with a large and active user base of both buyers and sellers. The company has also received significant investment from global investors, including a $1.5 billion investment from SoftBank in 2017. In addition to its core e-commerce platform, Bukalapak has launched several initiatives aimed at supporting the growth and success of small and medium-sized businesses in Indonesia. These include programs to provide training and mentorship to entrepreneurs, as well as initiatives to improve access to financial services and other resources.

We are a new player in the TV shopping and e-commerce sectors in Malaysia, through our wholly-owned subsidiary, DNF Group Sdn Bhd, which operates Suke TV, Suke Shop and Suke Go. Although we are currently smaller in size, we believe our competitive strengths will enable us to compete effectively against our competitors in our target markets. See “—Competitive Strengths” above.

Human Capital and Employees

Our human capital consists of a carefully selected team of highly skilled employees and independent contractors. Our leadership team is committed to fostering a positive work environment that promotes diversity, equity, and inclusion. We recognize the importance of creating a diverse team that can bring unique perspectives and ideas, ultimately resulting in more engaging and relatable content.

In addition to promoting diversity and inclusion, we prioritize the health and safety of our employees and contractors. We have implemented various measures to ensure a safe and healthy work environment during the COVID-19 pandemic, including providing personal protective equipment and practicing social distancing in the workplace. We also offer health and wellness programs to support our employees and contractors in maintaining a healthy work-life balance. Moreover, we believe in giving back to the community and supporting charitable initiatives that promote social good. We encourage our employees and contractors to get involved in volunteering and community-based activities, further strengthening the team’s bond and sense of purpose.

As of December 31, 2023, 2022 and 2021, we had a total of 38, 69, and 16 full-time employees, respectively, and 6, 2 and 2 independent contractors, respectively, located in Malaysia to support our business operations.

The following table sets forth the number of our employees by function as of December 31, 2023:

Function	Number of Employees	Percentage
Management	4	9.09%
Talent	11	25%
Sales & Marketing	3	6.82%
Production	22	50%
Administrative	3	6.82%
Finance	1	2.27%
Legal	-	0%
Total	44	100.0%

None of our employees are represented by a labor union. We have not experienced any material labor disputes and we believe that we maintain a good working relationship with our employees.

Under Employees Provident Fund Act 1991, our Malaysian subsidiary is required to make contributions, as employers, to the Employees Provident Fund for our employees who are Malaysian citizens and who are not Malaysian citizens but permanent residents in Malaysia. The contribution rates vary, depending on the monthly wages of our employees. Other than the contributions, we have no further obligation for the payment of retirement and other post-retirement benefits of our employees in Malaysia. As of the date of this prospectus, our Malaysian subsidiary does not have any non-Malaysian employees.

In Malaysia, we are required to comply with regulations governing employment such as the Employees Provident Fund Act 1991, Employees’ Social Security Act 1969, Income Tax (Deduction From Remuneration) Rules 1994 and Minimum Wages Order 2022 as described below. See “Regulations.” We enter into standard employment agreements with our employees pursuant to which we shall deduct from the employee’s salary for the purpose of paying the employees’ contributions to the relevant authorities in accordance with the prescribed rates of the stipulated laws. We also enter into standard non-disclosure agreements with our employees, which provide, among others, that our employees shall not use, commercialize or disclose any of our company’s confidential information to any person directly or indirectly, nor compete with our business during the term of or after termination of the non-disclosure agreement.

Facilities

Our principal executive offices are located at Level 10, Wisma IAV, No. 86 Jalan Pasar, 55100 Kuala Lumpur, Malaysia.

Currently, we lease multiple units within Wisma IAV, No. 86 Jalan Pasar, 55100 Kuala Lumpur, Malaysia for an aggregate monthly rent of RM27,467 (approximately $6,243). The table below provides further details on these units:

Unit No.	Level	Areas	Term	Purpose
L10-01	LEVEL 10	10,300 sq. ft	September 1, 2021 – August 31, 2024	Office
L05-01	LEVEL 5	1,476 sq. ft	February 1, 2022 – January 31, 2025	Studio
L05-02	LEVEL 5	2,120 sq. ft	September 1, 2021 – August 31, 2024	Studio
L05-03	LEVEL 5	710 sq. ft	October 1, 2022 – September 31, 2025	Studio

We believe our facilities above are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any such expansion of our operations.

Climate Change and Sustainability

We aim to enhance our focus on environmental and societal responsibilities by adopting a host of sustainable business practices. Our premises have installed energy-efficient products and systems such as LED lighting and smart energy management systems. In the near future, we intend to take steps to reduce our carbon footprint by using more energy-efficient equipment, optimizing transportation routes to reduce emissions from logistics and switching to cleaner energy sources. Additionally, we plan to invest in carbon offset projects or participate in carbon credits programs to mitigate our emissions, if available. We also intend to use our platform to advocate for climate action and educate customers on the importance of sustainability. This will include promotion of sustainable lifestyles and products, sharing information on climate change impacts and solutions, and engage in public dialogue on climate issues. By leveraging our influence and reach, we believe we can help drive awareness and action on climate change at a broader scale.

Legal Proceedings

We may from time to time become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. Except as disclosed below, as of the date of this prospectus, we are currently not aware of any such legal proceedings or claims that in the opinion of our management will have a material adverse effect on our business, financial condition or operating results. Although the results of litigation and claims cannot be predicted with certainty, we believe that the final outcome of ordinary course matters will not have a material adverse effect on our business, operating results, financial condition or cash flows.

REGULATIONS

Currently, almost all of our business operations are conducted in Malaysia. This section sets forth a summary of the most significant rules and regulations that affect our business activities in Malaysia and our Cayman Islands holding company’s duties under the Data Protection Act (as revised) of the Cayman Islands, or the DPA, based on internationally accepted principles of data privacy.

Regulations on Communications and Multimedia

Communications and Multimedia Act 1998

In Malaysia, the communications and multimedia industry and its regulatory licensing framework are regulated by the MCMC, a regulatory body tasked with overseeing regulatory framework pertaining to the communications and multimedia industry. The Communications and Multimedia Act 1998 or the CMA 1998, is the principal legislation in Malaysia which regulates the converging communications and multimedia industries and for incidental matters related thereto.

The CMA 1998 generally provides that unless exempted, no person shall (a) own or provide any network facilities; (b) provide any network services; (c) provide any applications services; and/or (d) provide any content applications services, without a valid license granted under the CMA 1998 expressly authorizing the ownership or provision of the facilities or services. Any person carrying out such licensable activity without a valid individual or class license granted under the CMA 1998 shall commit an offence and shall, on conviction, be liable to a fine not exceeding RM500,000 or to imprisonment for a term not exceeding 5 years or to both.

Pursuant to the CMA 1998, no content applications service provider, or other person using a content applications service, shall provide content which is indecent, obscene, false, menacing, or offensive in character with intent to annoy, abuse, threaten or harass any person, failing which shall commit an offence and shall, on conviction, be liable to a fine not exceeding RM50,000 or to imprisonment for a term not exceeding 1 year or to both.

In accordance with the Communications and Multimedia Act 1998, DNF, our sole subsidiary in Malaysia, has obtained an individual content application service license, dated December 8, 2016, which allows us to provide any applications services in Malaysia. This license will expire on December 7, 2026.

Regulations on Advertising

Malaysian Communications and Multimedia Content Code

The advertising industry in Malaysia is largely self-regulated. The Malaysian Communications and Multimedia Content Code 2022 (“Content Code”) sets out the principles and guidelines which apply to content made available in the content industry in the networked medium as defined in the Content Code and the CMA 1998 including advertisements of a public nature communicated over a networked medium and displayed on devices that can process content electronically such as television, radio, and digital media (i.e. any content, whether legal or illegal, that can be transmitted over the internet or computer networks) in Malaysia.

Amongst the principles provided under the Content Code, general principles governing advertisements provide that all advertisements shall be legal, decent, honest and truthful, shall not directly or indirectly do anything to infringe the rights of consumers and shall be produced with a sense of responsibility to consumers and to society generally. As a general rule, the use of religion in any form of advertisements for commercial gain or which have a tendency to create fear or disharmony among the consumers shall be prohibited.

While compliance with the Content Code is not compulsory, the adoption of the practice and standards provided are encouraged as it provides a valid legal defense against any legal proceedings that may arise from an alleged violation of the Content Code and maintains a good market practice.

Consumer Protection Act 1999 and Trade Descriptions Act 2011

In addition to the above, the Consumer Protection Act 1999 or the CPA 1999 and the Trade Descriptions Act 2011 or the TDA 2011 further regulate advertising in relation to the supply of goods or services in Malaysia. The CPA 1999 applies to all goods and services that are offered or supplied to one or more consumers in trade, including any trade transaction conducted through electronic means in Malaysia, as well as prohibiting the act of bait advertising. Similarly, the TDA 2011 promotes good trade practices by prohibiting false trade descriptions and false or misleading statements, conduct, and practices. A trade description or statement published in any newspaper, book or periodical or in any film or sound or television broadcast or any other medium, including through electronic means, shall not be deemed to be a trade description or a statement unless it is or forms part of an advertisement.

Regulations on Film Distribution

Perbadanan Kemajuan Filem Nasional Malaysia Act 1981

The production, distribution, and exhibition of films in Malaysia are governed by the Perbadanan Kemajuan Filem Nasional Malaysia Act 1981 (Unofficial Translation: the National Film Development Corporation Malaysia Act 1981) or the FINAS Act 1981. Pursuant to Section 22(1) of the FINAS Act 1981, no person (which term includes a body of persons, corporate, or unincorporate) shall engage in any of the activities of production, distribution, or exhibition of films or any combination of the activities specified in Section 21(1) of the FINAS Act 1981 (i.e., (a) production and distribution; (b) production and exhibition; or (c) distribution and exhibition, of films), unless such person is authorized by the FINAS to do the same. Section 2 of the FINAS Act 1981 defines film distribution as “including the renting, hiring, and loaning of films for profit or otherwise, the importation and distribution of films produced abroad, and the distribution of films produced locally.”

Section 25 of the FINAS Act 1981 provides that any person who contravenes Section 22 of the FINAS Act 1981 shall be guilty of an offence and shall, on conviction, be liable to a fine not exceeding RM50,000 or to imprisonment for a term not exceeding 2 years or to both. Further, Section 26 of the FINAS Act 1981 provides that where an offence is committed by a company or a firm, every director, secretary, or manager of the company or, as the case may be, every partner in the firm shall also be deemed to be guilty of the offence, unless he proves that the offence was committed without his knowledge, consent, or connivance and that he exercised all due diligence to prevent the commission of the offence.

DNF holds licenses issued by the National Film Development Corporation Malaysia (FINAS) pursuant to Perbadanan Kemajuan Filem Nasional Malaysia Act 1981 and Perbadanan Kemajuan Filem Nasional Malaysia (Licensing) Regulations 1983, both dated December 14, 2022 and expired on December 13, 2023. DNF has submitted renewal applications for the two licenses. These two licenses allow us to carry out the activities of production and distribution of films.

Regulations on Business Licenses

Local Government Act 1976

The Local Government Act 1976 provides a local authority with the power to grant a license or permit for any trade, occupation or premises. Such license may be subject to such conditions and restrictions as the local authority may think fit. This license is generally required if a business occupies an office for business use or erects a signboard. Every person to whom a license has been granted shall exhibit his license at all times in some prominent place on the licensed premises and shall produce such license if required to do so by any officer of the local authority authorized to demand the same, failing which shall be guilty of an offence and shall on conviction be liable to a fine not exceeding RM500 or to imprisonment for a term not exceeding 6 months or to both.

In accordance with the licensure requirement of the Local Government Act 1976, DNF has renewed and obtained the latest business operation license for its use of the business premise dated October 25, 2023 and expiring on October 24, 2024.

Regulations on Intellectual Property Rights

Trademarks Act 2019

Registration of a trademark under the Trademarks Act 2019, or the TA 2019, grants the registered proprietor the exclusive right to use the trademark or to authorize other persons to use the trademark. It also grants the registered proprietor the right to take legal action for infringement against any persons using a sign which is identical with such registered trademark without his consent. In all legal proceedings relating to a registered trademark, the registration of a person as the registered proprietor of the trademark shall be prima facie evidence of the validity of the original registration of trademark and any subsequent assignments and transmissions. The registration of a trademark is valid for 10 years from the date of registration and may be renewed for a further period of 10 years.

Copyright Act 1987

The Copyright Act 1987 or the CA 1987 is the principal legislation that governs the copyright protection in Malaysia. Literary works, musical works, artistic works, films, sound recordings and broadcasts irrespective of their quality and the purpose for which they were created, are eligible for copyright protection. Unlike trademarks or other intellectual property rights, there is no specific system of registration for copyrights in Malaysia. Nonetheless, the CA 1987 allows copyright owners to protect their copyrights by way of filling with MyIPO a voluntary notification, which is considered prima facie evidence in cases of copyright infringement.

Under the CA 1987, copyright which subsists in a film shall continue to subsist until the expiry of a period of 50 years computed from the next following the year in which the film was first published. Similarly, copyright which subsists in a broadcast shall continue to subsist until the expiry of a period of 50 years computed from the beginning of the calendar year next following the year in which the broadcast was first made.

The CA 1987 also allows that the owner of the copyright in any literary, musical or artistic work authorizes a person to incorporate the work in a film and a broadcasting service broadcasts the film without express agreement to the contrary between such owner and person and, the owner of the right to broadcast the literary, musical or artistic work shall be entitled to receive fair compensation from the broadcasting service.

Patents Act 1983

Patents in Malaysia are protected under the Patents Act 1983 or the PA 1983 and Patents Regulations 1986. An invention is patentable if it is new, involves an inventive step, is industrially applicable and is not explicitly excluded by the PA 1983. Pursuant to Section 35 of the PA 1983, once a patent is granted, the duration of validity of a patent shall be 20 years from the filing date of the application, subject to the timely payment of prescribed annual fees. Patent rights are territorial in nature and, therefore, the rights conferred by a patent granted in Malaysia extend only to Malaysia. Pursuant to Section 36(1) of the PA 1983, the exclusive rights of the patent owner are to exploit the patented invention, to assign or transmit the patent, to conclude license contracts, and to deal with the patent as the subject of a security interest.

Patent infringement occurs when a person does any of the acts that are the exclusive rights of the patent owner without his consent, and this gives the patent owner the right to institute infringement proceedings against such person. Where the patent owner provides sufficient evidence demonstrating that an infringement has been committed or is being committed, the court will award damages, grant an injunction to prevent further infringement, and/or award any other legal remedy as the court deemed appropriate.

We rely on a combination of trade secrets, know-how, trademarks and certain contractual rights to establish and protect our proprietary rights in our intellectual property. We regularly monitor any infringement or misappropriation of our intellectual property rights such as the original content, including videos, music, and other creative works of our channel, SUKE TV. As of the date of this prospectus, we have three domain names, one registered trademark and three pending trademark applications in Malaysia.

Regulations on Employment

Employment Act 1995

The Employment Act 1955 or the EA 1955 is the principal law that governs and regulates all labor relations including contracts of service, payment of wages, employment of women, maternity protection, hours of work, holidays, leave policy, termination, layoff, retirement benefits, and employment of foreign employees. With the Employment (Amendment) Act 2022 and the Employment (Amendment of First Schedule) Order 2022 came into force on 1 January 2023, the scope of application of the EA 1955 has been expanded from the previous limited category of employees receiving monthly wages RM2,000 and below, to a broader category of protecting any person who has entered into a contract of service irrespective of their monthly wages under the current EA 1955. Any person who commits any offence under, or contravenes any provision of the EA 1955, shall be guilty of an offence and shall on conviction be liable to a fine not exceeding RM50,000.

Employees Provident Fund Act 1991

The Employees Provident Fund Act 1991 or the EPF Act 1991 provides for the law relating to a scheme of savings for employees’ retirement and the management of the savings for the retirement purposes. Under the EPF Act 1991, all employers and employees shall be liable to pay monthly contributions based on the amount of wages received by the employee at the rate set out in the Third Schedule of the EPF Act 1991.

Any person being an employer who fails to pay any contributions which he is liable under the EPF Act 1991 to pay in respect of or on behalf of any employee shall be guilty of an offense and shall, on conviction, be liable to a fine of up to RM10,000 and/or to imprisonment for a term of up to 3 years. Where any contributions remain unpaid by a company, the directors of such company (including any persons who were the directors of such company during the period in which the contributions were liable to be paid), shall together with the company be jointly and severally liable for payment of the contributions.

Employees’ Social Security Act 1969

The Employees’ Social Security Act 1969, or the SOCSO Act 1969, deals with the provision of social security in certain contingencies. The Social Security Organization, or the SOCSO, was established under the SOCSO Act 1969 to administer the SOCSO Act 1969. The SOCSO Act 1969 applies to the industry of any business, trade, undertaking, manufacture or calling of employers, and includes any calling, service, employment, handicraft or industrial occupation or avocation of employees.

All employees, including the registered foreign employees, in industries to which the SOCSO Act 1969 applies are required to be insured. It is the obligation of the principal employer to pay the contribution (both the employer’s contribution and the employee’s contribution) to SOCSO at the rates according to the Third Schedule of the SOCSO Act 1969. In the event of invalidity, disablement or employment injury, the insured person and their dependents are entitled to benefits stipulated under the SOCSO Act 1969.

Any person being an employer who fails to pay any contributions which he is liable under the SOCSO Act 1969 to pay in respect of or on behalf of any employee shall be punishable with a fine of up to RM10,000 and/or to imprisonment for a term of up to 2 years.

Employment Insurance System Act 2017

The Employment Insurance System Act 2017 or the EIS Act 2017 provides for the establishment of an employment insurance system administered by SOCSO to provide certain benefits and a re-employment placement program for insured persons in the event of loss of employment which will promote active labour market policies.

All employees in the industries to which the EIS Act 2017 applies shall be registered and insured by the employers according to Section 16 and Section 17 of the EIS Act 2017 which shall then deemed to be an insured person. Under the EIS Act 2017, both employers and employees (age between 18 to 60) are required to contribute to the employment insurance system with the rates, subject to the revision by the Minister, as specified in the Second Schedule based on the amount of the monthly wages of the employee insured under the EIS Act 2017. An insured person who considers that he has lost his employment shall submit an application to claim for benefits up to 6 months to SOCSO within 60 days from the date he considers that he has lost his employment. After considering if the contributions qualifying conditions are fulfilled (the fulfillment of which depends on the number of past claims and contributions made preceding to the loss of employment) in respect of a claim for benefits by an insured person, SOCSO may approve or reject the claim for benefits.

Income Tax (Deduction From Remuneration) Rules 1994

The Income Tax (Deduction From Remuneration) Rules 1994, or the Income Tax Rules provides that every employer shall deduct in each month or the relevant month the monthly deduction in accordance with the schedule of the Income Tax Rules in respect of income on account of tax from the remuneration of each of his employees. Every employer shall pay to the Director General of Inland Revenue Malaysia, not later than the 15th day of every calendar month, the total amount of tax deducted or that should have been deducted by him from the remuneration of employees during the preceding calendar month, and shall render to the Director General of Inland Revenue Malaysia a return setting out the details of those employees from whose remuneration he has or should have made deductions. Any person, who without reasonable excuse, fails to comply such rules shall be guilty of an offence and shall on conviction, be liable to a fine not less than RM200 and not more than RM20,000 or to imprisonment for a term not exceeding six months or to both.

Minimum Wages Order 2022

Pursuant to the Minimum Wages Order 2022, commencing from 1 May 2022, the minimum wage for employees employed by an employer who employs five or more employees or employed by an employer who carries out such prescribed professional activity classified under the Malaysia Standard Classification of Occupations (MASCO) (regardless of the number of employees employed), shall be RM1,500 a month. For employee who is employed by an employer which does not fall under the above categories, such employee will continue to earn RM1,200 minimum wages (for place of employment in the area of City Council or Municipal Council) or RM1,100 minimum wages (other than place of employment in the area of City Council or Municipal Council) until 30 June 2023.

Thereafter, with effect from 1 July 2023, the minimum monthly wage will increase to RM1,500 to align with the minimum wage for employees being employed in Malaysia. Failure to comply with the minimum wages requirement may result in a fine of not more than RM10,000 for each employee. The Malaysian court may also order the employer to pay each employee the difference between statutory minimum wages and the employee’s basic wages paid by the employer to the employee, including outstanding differences.

Industrial Relations Act 1967

Industrial Relations Act 1967 or the IRA 1967 seeks to promote and maintain industrial harmony and provides for the regulation of the relations between employers and workmen and their trade unions and the prevention and settlement of any differences or disputes arising from their relationship and generally to deal with trade disputes. Matters relating to trade disputes, including constructive dismissal and retrenchment may be referred by the Minister of Human Resources to the Industrial Court. Under the IRA 1967, an employer may not terminate the employment of an employee without just cause and excuse, regardless of the express provisions in the terms of employment. In the event that the that where a workman considers that he has been dismissed without just cause or excuse by his employer with notice, the workmen may file a representation at any time during the period of such notice but not later than 60 days from the expiry thereof.

As of December 31, 2022 and June 30, 2023, a total of $163,602 and $213,818, respectively, in expenses related to employees’ provident fund contributions, income tax deductions and social security contributions, was outstanding beyond due dates. As of the date of this prospectus, $213,818 of such amounts remained outstanding. Under Malaysian laws and regulations, such as Employees Provident Fund Act 1991, Employees’ Social Security Act 1969 and Income Tax Act 1967, directors of our Malaysian subsidiary, DNF, are jointly and severally liable for any outstanding contributions. See also “Risk Factors—Risks Related to Our Business—We have failed to make adequate contributions or tax deductions for our employees as required by Malaysian laws and regulations.”

Regulations on Personal Data Protection

Personal Data Protection Act 2010 and Personal Data Protection Regulations 2013

Personal Data Protection Act 2010 or the PDPA deals with the laws and regulations regarding data privacy and the protection of data. The PDPA requires generally that an individual must consent to the processing and disclosure of his/her personal data unless otherwise stated in the provisions of the PDPA. The term “processing” is widely defined to include collecting, recording, holding, or storing personal data or carrying out any operation or set of operations on personal data, including:

(a)	the organization, adaptation or alteration of personal data;

(b)	the retrieval, consultation or utilization of personal data;

(c)	the disclosure of personal data by transmission, transfer, dissemination or otherwise making available; or

(d)	the alignment, combination, correction, erasure, or destruction of personal data.

The Personal Data Protection Regulations 2013 provide that consent shall be obtained in relation to the processing of personal data in any form that can be recorded and maintained properly by the data user. Any data user who contravenes such regulation commits an offence and shall, on conviction, be liable to a fine not exceeding RM250,000 or imprisonment for a term not exceeding 2 years or to both.

Data users are required to provide written notice of the personal data being processed, and such notice shall include, among others, a description of the personal data being processed, the purpose for which the personal data is being processed, the source of the personal data, the class of persons to whom the personal data will be disclosed to, whether it is obligatory or voluntary for the individual to supply the personal data, the individual’s rights to request access and correct the personal data and choices and means available to the individual to limit the processing of the personal data. The notice must be provided in both English and the national language of Bahasa Malaysia.

Regulations on Dividends

Companies Act 2016

The principal legislation governing the distribution of dividends of a Malaysian company is the Companies Act 2016, or the CA 2016. Under the CA 2016, a Malaysian company may only make a distribution to the shareholders out of profits of the company available if the company is solvent. The company, every officer and any other person or individual who contravene this provision commits an offence and shall, on conviction, be liable to imprisonment for a term not exceeding 5 years or to a fine not exceeding RM3,000,000 or to both.

Foreign Exchange Notice by Central Bank of Malaysia

The exchange control regime in Malaysia is regulated by the FSA 2013. The FSA 2013 has prescribed a list of transactions that are prohibited without approval from BNM and it regulates the domestic and international transactions involving residents and non-residents of Malaysia. The requirements, restrictions, and conditions of approval in respect of the prohibited transactions and directions of BNM are further set forth in the Foreign Exchange Notices issued by BNM (the “FE Notices”).

Under the FSA 2013, all payments made between the residents of Malaysia must be paid in Malaysian ringgit, subject to limited exceptions and approval under the FE Notices, whereas payment made between resident and non-resident of Malaysia may be made either (i) in Malaysian ringgit, if for the prescribed purposes (for, among others, any purpose between immediate family members, income earned or expenses incurred in Malaysia or settlement of trade in goods or services in Malaysia), or (ii) in foreign currency (except for the currency of Israel), if for any purpose subject to certain prohibition under the FE Notices. On the other hand, non-residents are allowed to make or receive payment in foreign currency (except for the currency of Israel) in Malaysia for any purpose (including capital, divestment proceeds, profits, dividends, rent, fees, and interest arising from any investment in Malaysia, subject to any withholding tax) in accordance with the FE Notices. Unless otherwise restricted by contractual undertakings and subject to applicable laws, our Malaysian subsidiary is at liberty to distribute dividends to us in foreign currency without having to seek prior approval from BNM.

Regulations on Cybersecurity

Communications and Multimedia Act 1998

The CMA 1998 generally prohibits the use of network facilities or network services for the commission of any offense under Malaysian laws, prohibits fraudulent or improper use of network facilities or network services, prohibits the use and possession of counterfeit access devices, prohibits use of equipment or devices in order to obtain unauthorized access to any network services, applications services or content applications service and prohibits interception of any communications unless with lawful authority.

Breach of any of the provisions in the CMA 1998 may render a person liable, upon conviction, to a fine ranging between RM10,000 to RM500,000 or imprisonment term of 3 months to 5 years, or both.

 MCMC Technical Code on Digital Terrestrial Television – Hybrid Broadcast Broadband Television Middleware Profile (Second Revision)

Pursuant to section 95 of the CMA 1998, the MCMC registered and issued the Technical Code on Digital Terrestrial Television (“Technical Code”), which outlines the minimum broadcast middleware requirements for Malaysia and to profile the minimum requirements needed for a compliant receiver for Malaysian digital broadcast.

Compliance with the registered voluntary Technical Code shall not be mandatory, unless specifically directed by the MCMC according to section 98 and section 99 of the CMA 1998. Compliance with the Technical Code also acts as a legal defense against any prosecution, action or proceeding of any nature, whether in a court or otherwise, taken against a person (who is subject to the Technical Code) regarding a matter dealt with in that code pursuant to section 98(2) of the CMA 1998. A person who fails to comply with a direction of the MCMC to comply with the Technical Code shall be liable, upon conviction, to a fine not exceeding RM200,000.

Computer Crimes Act 1997

The Computer Crimes Act 1997, or the CCA 1997 provides for offenses relating to the misuse of computers. Amongst others, it deals with gaining unauthorized access to computer material, unauthorized access with intent to commit or facilitate commission of further offence, unauthorized modification of the contents of any computer and wrongful communication of any means of access to a computer to an unauthorized person.

“Computer” in CCA 1997 is widely interpreted to include an electronic, magnetic, optical, electrochemical, or other data processing device, or a group of such interconnected or related devices, performing logical, arithmetic, storage and display functions, and includes any data storage facility or communications facility directly related to or operating in conjunction with such device or group of such interconnected or related devices, but does not include an automated typewriter or typesetter, or a portable hand held calculator or other similar device which is non-programmable or which does not contain any data storage facility.

Depending on the type of offense committed, the fine for a convicted offense ranges from RM25,000 to RM150,000 or imprisonment term of 3 to 10 years, or both.

Penal Code

In cases where computer-related crime activities are involved, but do not specifically fall within the ambit of any of the previous mentioned statutes (for example, online fraud, cheating, theft, criminal defamation, intimidation, gambling, and pornography etc) such offenses may be charged under the Penal Code, which is the primary legislation dealing with criminal offenses in Malaysia.

Cayman Islands Data Protection Act

We have certain duties under the Data Protection Act (Revised) of the Cayman Islands, or the DPA, based on internationally accepted principles of data privacy.

Privacy Notice

This privacy notice puts our shareholders on notice that through your investment into us you will provide us with certain personal information which constitutes personal data within the meaning of the DPA, or personal data.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment in us, this will be relevant for those individuals and you should transit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils our obligation in this respect), (b) the right to obtain a copy of your personal data, (c) the right to require us to stop direct marketing, (d) the right to have inaccurate or incomplete personal data corrected, (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data, (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial), (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer, or wish to transfer your personal data, general measures we take to ensure the security of personal data, and any information available to us as to the source of your personal data, (h) the right to complain to the Office of the Ombudsman of the Cayman Islands, and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

How We May Use a Shareholder’s Personal Data

We may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (i) where this is necessary for the performance of our rights and obligations under any agreements; (ii) where this is necessary for compliance with a legal, tax and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (iii) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

As a data controller, we will only use your personal data for the purposes for which we collected it. Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

Your personal data shall not be held by our Company for longer than necessary with regard to the purposes of the data processing. We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information regarding our directors and executive officers.

NAME	AGE	POSITION
Dato’ Mizal Zaini	52	Chairman of the Board and Chief Executive Officer
Datin Emelia	50	Director and Chief Talent Management Officer
Gary Chaw	42	Chief Financial Officer
Ranjeet Rustogi	49	Chief Technology Officer
[ ]*	[ ]	Independent Director Nominee
[ ]*	[ ]	Independent Director Nominee
[ ]*	[ ]	Independent Director Nominee

*	We intend to appoint [ ], [ ] and [ ] as our independent directors, all effective upon the SEC’s declaration of effectiveness of this registration statement on Form F-1, of which this prospectus is a part.

Dato’ Mizal Zaini (Full name: Mizal bin Zaini). Dato’ Mizal Zaini is a renowned figure in the Malaysian entertainment industry with over 30 years of experience. He has served as the Chairman and Chief Executive Officer of Suke Limited since its inception in March 2023, responsible for overseeing our operations and driving growth strategies. Dato’ Mizal’s impressive track record in the industry has earned him over 20 industry awards, making him a well-respected icon in the entertainment space and a prominent Malaysian artist. Beyond entertainment, Dato’ Mizal has also demonstrated his business acumen through his leadership positions. He held various key positions, including Chairman of Idealyst, M7 Family, and Agd Solutions, President of Peaceyallfm, Managing Director of TCSENS, and CEO of AC Living Large Sdn Bhd. Dato’ Mizal also served as a Director of Virtue Group International previously. His diverse experience across different industries allows him to provide unique insights and perspectives that are valuable to our media broadcasting business. Dato’ Mizal holds a Diploma in Law from Universiti Teknologi MARA (UITM) in 1991 and completed his A Levels at Sunway College in 1993. We believe that Dato’ Mizal is qualified to serve on our board of directors due to his vision, understanding and impactful relationships in the media broadcasting industry and his long executive and board experience with us.

Datin Emelia (Full name: Datin Emelia Rosnaida Binti Abd Hamid). Datin Emelia is a well-known figure in the Malaysian entertainment industry and has extensive experience in talent management. She currently serves as our director and the Chief Talent Management Officer. Her career in talent management started in the early 2000s when she became the professional artist manager for Dato’ Mizal, our Chairman and Chief Executive Officer. She has been managing him for over 20 years and has played a significant role in his success. In 2005, Datin Emelia founded AC Living Large Sdn Bhd, where she served as the Managing Director for a decade. During her tenure, she oversaw various aspects of the entertainment business, including artist management, concert promotions, and event planning. Datin Emelia holds a Diploma in Business Study from Ipoh Business Institute and a Certificate in Basic Acting & Performing Arts from La Salle College of the Arts in Singapore. Her expertise and experience have led her to hold various high-level positions in the entertainment industry and equipped her with a vast network of contacts. We believe that Datin Emelia is qualified to serve on our board of directors due to her wealth of industry expertise and proven track record in managing talent and core competitiveness of media businesses.

Gary Chaw (Full name: Chaw Cheng Fei Gary). Mr. Chaw is a financial executive with an extensive background in audit, advisory and CFO roles. He has served as the Chief Financial Officer of Suke Limited since its incorporation in March 2023. Before joining DNF, he served as the Chief Financial Officer of RH Consortium and Group of companies, a position he held from January 2019 to June 2021. Prior to this, he served as the Chief Financial Officer for VR Global and Group of companies from April 2017 to 2018. Mr. Chaw’s career began in audit where he worked with various reputable audit firms in Malaysia and Singapore. His expertise in audit and advisory has contributed to his success as a CFO. He is adept at managing the financial and accounting operations of large-scale organizations. He has also been involved in strategic planning, budgeting, forecasting, cash management and financial analysis. Mr. Chaw holds a Bachelor of Arts in Accounting from the University of Hertfordshire, which he was awarded 2nd class Honors 1st Division in 2002. He is an FCCA with the Association of Chartered Certified Accountants, which he received in 2004. Mr. Chaw’s professional qualifications and experience have equipped him with the knowledge and skills to effectively manage the financial aspects of our operations.

Ranjeet Rustogi. Ranjeet Rustogi is an accomplished engineer and executive with over 22 years of experience. He has a proven track record as a prolific tech inventor, architect of large-scale web and real-time communications solutions, and a visionary in his field. Mr. Rustogi has conceived, designed and created a wide range of breakthrough technologies, products, and services from proof-of-concept to commercial launches across various sectors including real-time communications, AI-driven mobile search and discovery and blockchain. As a co-founder and chief technology officer of Sqwift, he has been leading the team in the development of the company’s cutting-edge solutions since February 2018. Prior to Sqwift, Mr. Rustogi served as the chief technology officer at US VR Global.com Inc from July 2017 to 2018. Throughout his career, he has held various technical leadership positions in numerous organizations where he led the development and deployment of innovative technology solutions. Mr. Rustogi is widely recognized as an expert in his field and has received several awards and accolades for his contributions to the industry. Mr. Rustogi received his Bachelor of Engineering in microelectronic engineering majoring in real-time communications systems from Griffith University and his Master of Science in computer networking majoring in network design from North Carolina State University.

Family Relationships

Except that Dato’ Mizal Zaini and Datin Emelia are spouses, there are no other family relationships among our directors or officers.

Board of Directors

The Nasdaq listing rules generally require that a majority of an issuer’s board of directors must consist of independent directors. Our board of directors will consist of five directors, including three independent directors, upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 to which this prospectus forms a part.

We are exempted from certain corporate governance requirements of Nasdaq by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country, the Cayman Islands, in lieu of certain corporate governance requirements of Nasdaq. For instance, we are not required to (i) have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act); (ii) have a compensation committee and a nominating committee to be comprised solely of “independent directors”; or (iii) hold an annual meeting of shareholders no later than one year after the end of our fiscal year. Although we do not currently intend to rely on these “home country” exemptions, we may rely on some of these exemptions in the future. See also “Risk Factors— Risks Related to This Offering and Ownership of Our Ordinary Shares—As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.”

A director is not required to hold any shares in our company to qualify to serve as a director. Our board of directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and to issue debentures, bonds and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third-party.

Board Committees

Prior to the completion of this offering, we intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee of our board of directors. We intend to adopt a charter for each of the three committees prior to the completion of this offering. Each committee’s members and functions are described below.

Audit Committee

Our audit committee will consist of three independent directors, namely [  ], [  ] and [  ], and will be chaired by [  ]. At the appointment of our independent directors, our board of directors will determine that each of the directors satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule 5605(c)(2) of the Nasdaq Marketplace Rules. We have determined that [  ] qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

Our compensation committee will consist of three independent directors, namely [  ], [  ] and [  ], and will be chaired by [ ]. At the appointment of our independent directors, our board of directors will determine that each of the directors satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule 5605(d)(2) of the Nasdaq Marketplace Rules. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of three directors, namely [  ], [  ] and [  ], and will be chaired by [  ]. At the appointment of our independent directors, our board of directors will determine that each of the directors satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule 5605 of the Nasdaq Marketplace Rules. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to our company to act honestly, in good faith and with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum of association and articles of association. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Description of Share Capital—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Our board of directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and to issue debentures, bonds and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares of our company, including the registering of such shares in our share register.

Interested Transactions

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may, subject to any separate requirement for audit committee approval under applicable law, the memorandum and articles of association or the Nasdaq Stock Market Listing Rules, or disqualification by the chairman of the relevant board meeting, vote in respect of any contract, proposed contract, or arrangement notwithstanding that he may be interested therein, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter; and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of our board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. A director will be removed from office automatically if, among other thing, the director (i) dies; (ii) becomes bankrupt or makes any arrangement or composition with his creditors generally; (iii) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director; (iv) resigns his office by notice in writing to our company; (v) is prohibited by law from being a director; (vi) without the consent of the other directors, he is absent from meetings of directors for a continuous period of six months; and (vii)  is removed from the office pursuant to any other provisions of our memorandum of association and articles of association.

Employment and Indemnification Agreements

We intend to enter into an employment agreement with each of our executive officers. Our executive officers will be employed for a specified time period, which will be automatically extended unless either we or the executive officers give prior notice to terminate such employment. We will be able to terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense other than one which in the opinion of the board does not affect the executive’s position, willful, disobedience of a lawful and reasonable order, misconducts being inconsistent with the due and faithful discharge of the executive officer’s material duties, fraud or dishonesty, or habitual neglect of his or her duties. An executive officer will be able to terminate his or her employment at any time with not less than one-month prior written notice.

Each executive officer will be required to agree to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information. Each executive officer will also be required to agree to assign to our company all his or her inventions, improvements, designs, original works of authorship, formulas, processes, compositions of matter, computer software programs, databases, mask works, concepts and trade secrets which the executive officer may solely or jointly conceive or develop or reduce to practice, or cause to be conceived or developed or reduced to practice, during the period of the executive officer’s employment with us that are either related to the scope of the employment or make use of the resources of the company. In addition, all executive officers will be required to agree to be bound by non-competition and non-solicitation restrictions set forth in their agreements. Moreover, each executive officer will be required to agree not to, for a certain period following termination of his or her employment or expiration of the employment agreement: (i) carry on or be engaged, concerned or interested directly or indirectly whether as shareholder, director, employee, partner, agent or otherwise carry on any business in direct competition with us, (ii) solicit or entice away any of our user, client, representative or agent, or (iii) employ, solicit or entice away or attempt to employ, solicit or entice away any of our officer, manager, consultant or employee.

In addition, each executive officer will be required to agree to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for two years following the last date of employment. Specifically, each executive officer will be required to agree not to (i) approach our suppliers, clients, users or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

Cayman Islands law allows us to indemnify our directors, officers and auditors acting in relation to any of our affairs against actions, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duties as our directors, officers and auditors.

Under our articles of association to be adopted upon the closing of this offering, we may indemnify our directors and officers, among other persons, from and against all actions, costs, charges, losses, damages and expenses which they or any of them may incur or sustain by reason of any act done, concurred in or omitted in or about the execution of their duty or supposed duty in their respective offices or trusts, except such (if any) as they shall incur or sustain through their own fraud or dishonesty.

We expect to enter into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer. A copy of the form of such indemnification agreement is filed as an exhibit to this registration statement of which this prospectus forms a part.

Compensation of Directors and Officers

For the fiscal year ended December 31, 2023, the aggregate cash compensation and benefits that we paid to our executive officers was approximately $228,910,  and we did not pay any compensation separately to our employee directors for their services as directors of the Company and its subsidiary. None of our directors or executive officers received any equity awards, including, options, restricted shares or other equity incentives in the year ended December 31, 2023. Our Malaysian subsidiary is required by law to make monthly contributions based on the amount of wages received by the employee to the Malaysian Employees Provident Fund which provides retirement benefits. For the fiscal year ended December 31, 2023, our Malaysian subsidiary contributed a total amount of approximately $30,538 for our executive officer, to the Employees Provident Fund. See “Risk Factors—Risks Related to Our Business—We have failed to make adequate contributions or tax deductions for our employees as required by Malaysian laws and regulations.”

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of the date of this prospectus by (i) each of our directors and executive officers; (ii) all of our directors and executive officers as a group; and (iii) each person known to us to own beneficially more than 5% of our Ordinary Shares.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned Immediately After This Offering
	Number(1)	Percent of Class(2)	Number(1)	Percent of Class(3)
Directors and Executive Officers:
Dato’ Mizal Zaini, Chairman of the Board and Chief Executive Officer	844,881	22.83%
Datin Emelia, Director and Chief Talent Management Officer	844,881	22.83%
Gary Chaw, Chief Financial Officer	-	*	-	*
Ranjeet Rustogi, Chief Technology Officer	-	*	-	*
[ ], Director Nominee	-	*
[ ], Director Nominee	-	*
[ ], Director Nominee	-	*
All directors and executive officers as a group (7 persons)	1,689,762	45.66%

Other Principal Shareholders:
Metapixel Sdn Bhd(4)	518,910	14.02%
One Fatboyz Limited(5)	203,754	5.50%
Flourishing Profits Venture Limited(6)	190,820	5.16%
Omen Wealth Limited(7)	194,470	5.25%
Starbeam International Holdings Limited(8)	203,754	5.50%
Ultimate Vision Capital Limited(9)	203,754	5.50%

*	Less than 1%.

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as noted below, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the Ordinary Shares. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)	A total of 3,701,300 Ordinary Shares are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1) as of the date of this prospectus.

(3)	Based on [ ] Ordinary Shares outstanding immediately after the completion of this offering, assuming the underwriter does not exercise the over-allotment option.

(4)	Dato’ Mohamad Zekri Bin Haji Ibrahim, the sole director and sole shareholder of Metapixel Sdn Bhd, has the voting and dispositive power over the shares held by Metapixel and may be deemed to be the beneficial owner of these shares. The address of Metapixel Sdn Bhd is Room B, 3rd Floor 309-K Perak Road, 10150 George Town, Pulau Pinang, Malaysia.

(5)	Ang Chin Boon, the sole director and sole shareholder of One Fatboyz Limited, has discretionary authority to vote and dispose of the shares held by One Fatboyz Limited and may be deemed to be the beneficial owner of these shares. The address of the registered office of One Fatboyz Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(6)	Lua Choon Hann, the sole director and sole shareholder of Flourishing Profits Venture Limited, has discretionary authority to vote and dispose of the shares held by Flourishing Profits Venture Limited and may be deemed to be the beneficial owner of these shares. The address of the registered office of Flourishing Profits Venture Limited is Nerine Chambers, P.O. Box 905, Road Town, Tortola, British Virgin Islands.

(7)	So Wun Wah, the sole director and sole shareholder of Omen Wealth Limited, has discretionary authority to vote and dispose of the shares held by Omen Wealth Limited and may be deemed to be the beneficial owner of these shares. The address of the registered office of Omen Wealth Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(8)	Abdullah Khubayb Bin Awaluddin, the sole director of Starbeam International Holdings Limited, has discretionary authority to vote and dispose of the shares held by Starbeam International Holdings Limited and may be deemed to be the beneficial owner of these shares. The address of the registered office of Starbeam International Holdings Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

(9)	Shahir Bin AB Razak, the sole director of Ultimate Vision Capital Limited, has discretionary authority to vote and dispose of the shares held by Ultimate Vision Capital Limited and may be deemed to be the beneficial owner of these shares. The address of the registered office of Ultimate Vision Capital Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

None of our outstanding Ordinary Shares are held in the United States. None of our major shareholders have different voting rights from other shareholders.  We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Set forth below are the related party transactions of our company that occurred during the past three fiscal years.

Material Transactions with Related Parties

Celebrity Marketing Agreement

During the year ended December 31, 2022, DNF, entered into a celebrity marketing agreement (the “Celebrity Marketing Agreement”) with Dato’ Mizal Zaini for his appearance in any website, application, radio program, other video and/or audio programming, mobile or wireless content, merchandise, internet domain names and all other online, digital, electronic and print product and services owned, operated or produced by or for the Company. The celebrity marketing services fee was a total of $454,731 for the 12 months of 2022.

Below is a summary of the material terms of the Celebrity Marketing Agreement. The summary does not purport to be complete and is qualified in its entirety by reference to the text of the agreement, a copy of which is filed as Exhibit 10.3 to the registration statement of which this prospectus forms a part.

Term. The term of this Celebrity Marketing Agreement commenced on January 1, 2022 and ended on December 31, 2022.

Scope of Endorsement. During the term, Dato’ Mizal Zaini agrees to endorse DNF’s products and services by appearing in any website, application, radio program, other video and/or audio programming, mobile or wireless content, merchandise, internet domain names, and all other online, digital, electronic and print product and services owned, operated or produced by or for DNF, its divisions and subsidiaries, if any, in relation to its business. The scope of endorsement also includes Dato’ Mizal Zaini’s advertisements, making public appearances, and posting social media content about DNF. Dato’ Mizal Zaini is required to use his best efforts to promote the services and products to generate positive public relations for DNF.

Compensation. In consideration for his services under the agreement. DNF shall pay a fixed fee of RM2,000,000.00 ($454,731) only upon signing the Celebrity Marketing Agreement.

Intellectual Property. All intellectual property rights (including, but not limited to, copyrights, trademarks, and trade secrets) in any materials created as part of the endorsement (including, but not limited to, commercials, social media posts, and other promotional materials) shall be owned by DNF.

The Celebrity Marketing Agreement also contains customary confidentiality provisions.

Guarantee for Master Facility Agreement

Pursuant to the master facility agreement, dated September 24, 2021, and the associated security documents, entered into between DNF and Malaysia Debt Ventures Berhad, or MDV, DNF has obtained a non-revolving project financing facility of up to RM7.2 million (approximately $1,636,289), with a guarantee facility of Islamic letter of credit up to RM3.7 million (approximately $840,871) (collectively, the “Facility”), from MDV. Our officers and directors, Dato’ Mizal Zaini and Datin Emelia, provided an irrevocable joint and several guarantee for the whole amount under the Facility. In addition, Dato’ Mizal Zaini provided the benefits of his insurance policy/takaful contract in the assured amount of RM2.5 million (approximately $568,156) as a security for the Facility, by executing a third-party deed of assignment for the insurance policy. Datin Emelia also provided an irrevocable undertaking to assign a condo property owned by her as a security for the Facility, by executing a deed of assignment of the third party property. For more information on the Facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Banking Facilities.”

Guarantee for Hire Purchase Agreement

On August 17, 2022, DNF entered into a hire purchase agreement, as hirer, with Maybank Berhad, the designated owner, for a vehicle at a hire purchase price of RM176,491.80 (approximately $40,110). The agreement requires a deposit of RM14,823.80 (approximately $3,369), after which the balance of RM161,668 (approximately $36,745 ) shall be paid in 84 monthly instalments. For the first 83 months, each installment is RM1,925 (approximately $437), and the final installment is RM1,893 (approximately $430). Under the hire purchase agreement, the vehicle shall be insured at DNF’s expense during the term of the hire purchase agreement. Our officers and directors, Dato’ Mizal Zaini and Datin Emelia, provided joint and several guarantees for all sums due and other obligations under this hire purchase agreement.

Amounts Due to Related Parties

As of June 30, 2023, amounts due to related parties consist of the following:

June 30,
2023

Dato’ Mizal	$256,892
Datin Emelia	224,404
Metapixel	34,224

The balances with Dato’ Mizal, Datin Emelia and Metapixel mainly represent operating expenses paid on behalf of the Company.

As of December 31, 2022 and 2021, amounts due to related parties consist of the following:

	Years ended December 31,
	2022	2021

Dato’ Mizal	$39,919	$30,096
Datin Emelia	$5,363	5,652

The balances mainly represent operating expenses paid on behalf of the Company. The amount due to related parties is non-trade, unsecured, non-interest bearing and is repayable on demand.

Employment and Indemnification Agreements

See “Management—Employment and Indemnification Agreements.”

Compensation of Directors and Officers

See “Management—Compensation of Directors and Officers.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Act (Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of Cayman Islands.

As of the date of this prospectus, our authorized share capital is $50,000 divided into 50,000,000 shares, par value of $0.001 each, comprising of 50,000,000 shares of a single class. As of the date of this prospectus, 3,701,300 Ordinary Shares are issued and outstanding.

Immediately prior to the completion of this offering, we will have 3,701,300 Ordinary Shares issued and outstanding. All of our shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid.

Our Post-Offering Memorandum and Articles of Association

We will adopt an amended and restated memorandum and articles of association, which will become effective and replace our current memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our Ordinary Shares.

Objects of Our Company.    Under our post-offering memorandum and articles of association, the objects of our company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Ordinary Shares.    Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our post-offering memorandum and articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights.    Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, on a show of hands every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote. On a poll, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each share of which he or the person represented by proxy is the holder. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our post-offering memorandum and articles of association, a reduction of our share capital and the winding up of our company. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders.    As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we shall, if required by the rules of Nasdaq, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. All general meetings (including an annual general meeting, any adjourned general meeting or postponed meeting) may be held as a physical meeting at such times and in any part of the world and at one or more locations, as a hybrid meeting or as an electronic meeting, as may be determined by our board of directors in its absolute discretion.

Shareholders’ general meetings may be convened by the chairperson of our board of directors or by a majority of our board of directors. Advance notice of not less than twenty-one clear days is required for the convening of our annual general shareholders’ meeting (if any) and advance notice of not less than 14 clear days is required for any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, one or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to issued and outstanding shares in our company entitled to vote at such general meeting.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provide that upon the requisition in writing of any one or more of our shareholders holding shares which carry in aggregate not less than ten percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting within 21 clear days’ from the date of receipt of the written requisition, those shareholders who requested the meeting or any of them may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Voting at any meeting of shareholders is by way of a show of hands unless a poll is (before, or on, the declaration of the result of the show of hands) demanded:

●	by the chairman of the meeting;

●	by at least two Members having the right to vote on the resolutions; and

●	by any Member or Members present who, individually or collectively, hold at least ten per cent of the voting rights of all those who have a right to vote on the resolution.

Transfer of Ordinary Shares.    Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or in a form designated by the relevant stock exchange or any other form approved by our board of directors. Notwithstanding the foregoing, ordinary shares may also be transferred in accordance with the applicable rules and regulations of the relevant stock exchange.

Where the ordinary shares in question are not listed on or subject to the rules of the Nasdaq Capital Market, our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate (if any) for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the relevant stock exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required in accordance with the rules of the relevant stock exchange and our post-offering memorandum and articles of association, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Cayman Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

●	to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

●	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

Calls on Shares and Forfeiture of Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 clear days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares.    We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits, share premium account or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.    Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares.    Our post-offering memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including, among other things:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights and voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records.    Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our post-offering memorandum and articles of association have provisions that no member (other than a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by the Companies Act or as authorised by the directors or by ordinary resolution. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions.    Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

●	does not have to hold an annual general meeting;

●	may issue negotiable or bearer shares or shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.    The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies provided that the laws of the foreign jurisdiction permit such merger or consolidation. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares entitled to vote that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (i) a majority in number representing seventy-five percent (75%) in value of creditors, or (ii) seventy-five percent (75% ) in value of shareholders or class of shareholders, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.  In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	an act which is illegal or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than the number of votes which have actually been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime, or against the indemnified person’s own fraud or dishonesty. Our post-offering memorandum and articles of association provide that to the extent permitted by law, we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, wilful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Cayman Companies Act allows a special resolution to be passed in writing if signed by all the voting shareholders (if authorized by the memorandum and articles of association)and our post-offering articles of association provide that any action required or permitted to be taken at any general meetings may be taken upon the vote of shareholders at a general meeting duly noticed and convened in accordance with our post-offering articles of association and may also be taken by written consent of the shareholders without a meeting in accordance with our post-offering articles of association.

Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering articles of association allow our one or more shareholders together hold at least ten per cent of the rights to vote at such general meeting to requisition an extraordinary general meeting of our shareholders, specifying the purpose of the meeting and signed by each of the shareholders making the requisition, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.]

Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under our post-offering articles of association, a director’s office shall be vacated if the director (i) is prohibited by the law of the Cayman Islands from acting as a director; (ii) is made bankrupt or makes an arrangement or composition with his creditors generally; (iii) resigns his office by notice to the Company; (iv) is in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director; (v) resigns his office by notice in writing to the company; (vi) without special leave of absence from our board of directors, is absent from meetings of the board for a continuous period of six months; (vi) only holds office as a director for a fixed term and such term expires or; (vii) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of our post-offering memorandum and articles of association.

Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our post-offering memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

On March 21, 2023, Suke Limited was incorporated under the laws of Cayman Islands. Upon our incorporation, one (1) ordinary share, $0.001 par value, was allotted and issued to Ogier Global Subscriber (Cayman) Limited, who transferred the share to our CEO and Chairman, Dato’ Mizal Zaini on March 31, 2023. On March 31, 2023, Suke Limited issued one additional ordinary share to Dato’ Mizal Zaini.

On May 23, 2023, Suke Limited, DNF, Dato’ Mizal Zaini and Datin Emelia being the holders of all of DNF’s ordinary shares (the “DNF Shareholders”), UAFund and Metapixel Sdn Bhd (Metapixel) entered into a share exchange agreement, pursuant to which (i) Suke Limited as purchaser purchased 2,850,000 ordinary shares in the share capital of DNF from the DNF Shareholders, and as consideration for the acquisition of such shares of DNF, Suke Limited allotted and issued an aggregate of 2,849,998 of its Ordinary Shares to the DNF Shareholders; and (ii) Suke Limited allotted and issued 203,754 and 647,546 Ordinary Shares to UAFund and Metapixel, respectively, as settlement and payment of total advances of RM3 million that UAFund and Metapixel previously provided to DNF. Following the consummation of the transactions contemplated by the share exchange agreement, Suke Limited became a holding company of the operating subsidiary DNF that conducts our media broadcasting and e-commerce businesses through the SUKE TV channel and SUKE Shop platform in Malaysia.

Suke Limited has 3,701,300 Ordinary Shares issued and outstanding as of the date of this prospectus.

Listing

We plan to apply to have the Ordinary Shares listed on the Nasdaq Capital Market under the symbol “SUKE”. We cannot guarantee that we will be successful in listing our Ordinary Shares on the Nasdaq Capital Market; however, we will not complete this offering unless we are so listed.

Transfer Agent and Registrar

The transfer agent and registrar for our Ordinary Shares is [  ]. The transfer agent and registrar’s address is [  ].

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have issued and outstanding [  ] Ordinary Shares (or [  ] Ordinary Shares if the underwriter exercises the over-allotment option in full). All of the Ordinary Shares sold in this offering will be freely transferable without restriction under the Securities Act unless purchased by one of our affiliates as that term is defined in Rule 144 under the Securities Act, which generally includes directors, executive officers and 10% shareholders. Sales of substantial amounts of our Ordinary Shares in the public market could adversely affect prevailing market prices of our Ordinary Shares. All outstanding Ordinary Shares prior to this offering are “restricted securities” as that term is defined in Rule 144 and may be sold only if they are sold pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act such as those provided in Rules 144 and 701 promulgated under the Securities Act, which rules are summarized below. Restricted Ordinary Shares may also be sold outside of the United States in accordance with Regulation S under the Securities Act. This prospectus may not be used in connection with any resale of our Ordinary Shares acquired in this offering by our affiliates.

Rule 144

In general, under Rule 144 of the Securities Act, a person or entity that has beneficially owned our Ordinary Shares for at least six months and is not our “affiliate” will be entitled to sell our Ordinary Shares, subject only to the availability of current public information about us, and will be entitled to sell Ordinary Shares held for at least one year without any restriction. A person or entity that is our “affiliate” and has beneficially owned our Ordinary Shares for at least six months will be able to sell, within a rolling three month period, the number of Ordinary Shares that does not exceed the greater of the following:

(i)	1% of the then outstanding Ordinary Shares, which immediately after this offering will equal approximately [ ] Ordinary Shares (or [ ] Ordinary Shares if the underwriter exercises the over-allotment option in full); and

(ii)	the average weekly trading volume of our Ordinary Shares on the Nasdaq Stock Market during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by affiliates under Rule 144 must be made through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, directors or consultants who purchases our Ordinary Shares from us pursuant to a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such Ordinary Shares 90 days after we become a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, such as the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Lock-up Agreements

We, our directors, officers and any holder of more than five percent (5%) of the Company’s outstanding shares are expected to enter into lock-up agreements with the underwriter to agree not to sell, transfer or dispose of any Ordinary Shares or securities exercisable for or convertible into Ordinary Shares, without the underwriter’s prior written consent, in the case of our company, for a period of three (3) months after the closing of this offering, and in the case of our directors, officers and five percent (5%) beneficial owners, for a period of six (6) months from the date of commencement of sales of the offering. See “Underwriting—Lock-up Agreements.”

TAXATION

The following sets forth material Cayman Islands, Malaysia and U.S. federal income tax consequences of an investment in our Ordinary Shares. It is based upon laws and relevant interpretations thereof as of the date of this prospectus, all of which are subject to change. This discussion does not address all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it is the opinion of Ogier, our special Cayman Islands counsel. To the extent that the discussion relates to matters of Malaysian tax law, it is the opinion of Halim Hong & Quek, our Malaysian counsel. To the extent that the discussion relates to matters of U.S. federal income tax law, it is the opinion of [  ], our U.S. tax counsel as to the material U.S. federal income tax consequences to the U.S. Holders described herein of an investment in the Ordinary Shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands are not party to any double tax treaties that are applicable to any payments made to or by the Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of ordinary shares, nor will gains derived from the disposal of ordinary shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (Revised) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

Malaysia Taxation

The following discussion is a summary of the relevant taxes that are applicable to our Malaysian subsidiary with regards to transactions that they may enter into with a foreign holding company, i.e. Suke Limited. It excludes specifically all Malaysian taxes that our Malaysian subsidiary is subject to arising from their respective business activities in Malaysia such as income tax, various types of taxes imposable on transactions entered into in the course of conducting their business activities and taxes on capital gains. Generally, there is no taxes on capital gains in Malaysia except for real property gains tax (“RPGT”) which is a tax on gains arising from the disposal of real property or shares in real property companies (“RPC”). Neither subject affects our Malaysian subsidiary as it disposes any real properties at the relevant times and does not hold real properties of the value more than 75% of the value of their total tangible assets.

The type of transactions that Malaysian subsidiary typically enters into with their foreign holding company (that is not attributable to a business carried on in Malaysia by the foreign holding company) are royalties, interest or service fees. With respect to such income, the tax liability of the foreign holding company, it being a non-resident will be settled by way of withholding tax (“WHT”) deducted by the paying entity, i.e. the Malaysian subsidiary. The following are WHT rates that apply as per the limited agreement that exists between the United States of America and Malaysia: (Royalties: 10%, Interest: 15%, Dividends: 0%, Technical Fees: 10%)

Tax administration

Withholding Tax

Payments of the above types of income to non-residents (except for dividends) are subject to WHT which is due and payable to the Inland Revenue Board (IRB) within one month after paying or crediting such payments and file the applicable prescribed forms with the IRB. There is no WHT on dividends paid by Malaysian companies.

Transfer pricing

Transfer pricing (TP) legislation

The basis for determining proper compensation is, almost universally, the arm’s length principle which has also been accepted by the Inland Revenue Board (“IRB”).

The arm’s length principle was incorporated into Section 140A of the Malaysian Income Tax Act 1967. It allows the Director General Inland Revenue (“DGIR”) to adjust any transfer prices between related parties in Malaysia which, in the view of the DGIR, do not meet the arm’s length standard.

What constitutes “arm’s length” is not defined in the Income Tax Act 1967. Consequently, the IRB has issued the TP Rules 2012 and the revised TP Guidelines 2012 to give guidance on the arm’s length standard that is acceptable to the IRB. The TP Rules and Guidelines seek to provide guidance on the application of the law on controlled transactions, the acceptable methodologies as provided in the rules and administrative requirements including the types of records and documentation expected from taxpayers involved in TP arrangements.

Advance pricing arrangements (APAS)

Companies are allowed to apply for APAS from the DGIR. The objective of establishing APAS is to provide an avenue for taxpayers to obtain certainty upfront that their related party transactions meet the arm’s length standard. The IRB has issued the Income Tax (Advance Pricing Arrangement) Rules 2012 and Advance Pricing Arrangement Guidelines 2012 to give guidance on the matter.

Statute of limitation for TP adjustments

The statute of limitation is seven (7) years from the expiration of an assessment year (“YA”) for raising an assessment or additional assessment for that YA in respect of TP adjustments for a transaction entered into between associated persons not at arm’s length. However, the DGIR may raise the assessment or additional assessment to reflect the TP adjustments beyond the limitation period of 7-year if the DGIR found any negligent, fraud or willful default on part of the taxpayers.

Country-by-Country Reporting

The Malaysian Country-by-Country Rules require a Malaysian multinational corporation (“MNC”) group with total consolidated group revenue of RM3 billion and above in the financial year (“FY”) preceding the reporting FY (i.e. FY commencing on or after 1 January 2017) to prepare and submit the Country-by-Country Report to the IRB no later than 12 months after the close of each FY.

Malaysian entities of foreign MNC groups will generally not be required to prepare and file Country-by-Country Reports as the obligation to file will be with the ultimate holding company in the jurisdiction it is tax resident in. However, a notification to the IRB may be required.

U.S. Federal Income Taxation

The following are material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of the ordinary shares. This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire ordinary shares.

This discussion applies only to a U.S. Holder that acquires our ordinary shares in this offering and holds the ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

●	certain financial institutions;

●	securities dealers or traders in securities that use a mark-to-market method of tax accounting;

●	persons holding ordinary shares as part of a straddle, conversion transaction, integrated transaction or similar transaction;

●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

●	entities classified as partnerships for U.S. federal income tax purposes and their partners or investors;

●	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

●	persons that own or are deemed to own ordinary shares representing 10% or more of our voting power or value; or

●	persons holding ordinary shares in connection with a trade or business outside the United States.

If a partnership (or other entity that is classified as a partnership for U.S. federal income tax purposes) owns ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of ordinary shares.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

As used herein, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States;

●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ordinary shares in their particular circumstances.

Taxation of Distributions

Except as described below under “—Passive Foreign Investment Company Rules,” distributions paid on our ordinary shares, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations and the passive foreign investment company rules described below, dividends paid to certain non-corporate U.S. Holders may be taxable at favorable rates. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of these favorable rates in their particular circumstances.

Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Dividends will be treated as foreign source income for foreign tax credit purposes. As described in “—Malaysia Taxation,” dividends paid by our company may be subject to Malaysian withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of Malaysian withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, Malaysian taxes withheld from dividend payments generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign tax credits in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct such Malaysian taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all foreign taxes paid or accrued in the taxable year.

Sale or Other Taxable Disposition of Ordinary Shares

Except as described below under “—Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss on a sale or other taxable disposition of ordinary shares in an amount equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in such ordinary shares disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ordinary shares for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders may be subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

As described in “—Malaysia Taxation,” gains on the sale of ordinary shares may be subject to Malaysia taxes. A U.S. Holder is entitled to use foreign tax credits to offset only the portion of its U.S. federal income tax liability that is attributable to foreign source income. Because under the Code capital gains of U.S. persons are generally treated as U.S. source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of any Malaysia taxes imposed on any such gains. U.S. Holders should consult their tax advisers regarding creditability of any Malaysia tax on disposition gains in their particular circumstances.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes.

Based on the expected composition of our income and assets and the value of our assets, including goodwill, which is based on the expected price of our shares in this offering, we do not expect to be a PFIC for our current taxable year. However, the proper application of the PFIC rules to a company with a business such as ours is not entirely clear. We will hold a substantial amount of cash following this offering, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our ordinary shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year and any of our subsidiaries, variable interest entities or other companies in which we own or are treated as owning equity interests were also a PFIC (any such entity referred to as a Lower-tier PFIC), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders did not receive the proceeds of those distributions or dispositions.

In general, if we were a PFIC for any taxable year during which a U.S. Holder holds ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ordinary shares would be allocated ratably over that U.S. Holder’s holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any year on its ordinary shares exceed 125% of the average of the annual distributions on ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, such distributions would be subject to taxation in the same manner. In addition, if we were a PFIC (or with respect to a particular U.S. Holder were treated as a PFIC) for a taxable year in which we paid a dividend or for the prior taxable year, the favorable tax rates described above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

Alternatively, if we were a PFIC and if our ordinary shares were “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ordinary shares would be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the shares were traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq Stock Market LLC, where our ordinary shares are expected to be listed, is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ordinary shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ordinary shares in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ordinary shares will be treated as discussed under “—Taxation of Distributions” above.

We do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections, which if available could materially affect the tax consequences of the ownership and disposition of our ordinary shares if we were a PFIC for any taxable year. Therefore, U.S. Holders will not be able to make such elections.

If we are a PFIC for any taxable year during which a U.S. Holder owns ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns ordinary shares, even if we cease to meet the threshold requirements for PFIC status.

If we were a PFIC for any taxable year during which a U.S. Holder owned any ordinary shares, the U.S. Holder would generally be required to file annual reports with the IRS. U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ordinary shares.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of ordinary shares unless the ordinary shares are held in accounts at financial institutions (in which case the accounts may be reportable if maintained by non-U.S. financial institutions). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the ordinary shares.

ENFORCEABILITY OF CIVIL LIABILITIES

Cayman Islands

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less exhaustive body of securities laws as compared to the United States and these securities laws may provide less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, among us, our officers, directors and shareholders, be subject to arbitration.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

We have appointed [   ] as our agent to receive service of process with respect to any action brought against us under the federal or state securities laws of the United States.

Ogier, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the securities laws of the United States or any state in the United States.

Ogier has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, the courts of the Cayman Islands would in certain circumstances recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment: (a) is given by such courts that had competent jurisdiction over the parties subject to such judgment, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final; (d) is not in respect of taxes, a fine or a penalty; (e) such judgment was not obtained by fraud, and (f) the enforcement of the judgment would not be contrary to natural justice or the public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Malaysia

The enforcement of a foreign judgment in Malaysia could be effected through either statutory enforcement or the common law rule of enforcement.

Under the Reciprocal Enforcement of Judgments Act 1958 of Malaysia, or REJA, judgments given by superior courts of reciprocating countries, as listed in the First Schedule to the REJA are recognized and may be enforced directly or summarily by way of registration of the judgment provided that such judgments satisfy the requirements as specified under the REJA.

Foreign judgments obtained in countries other than the countries listed in the First Schedule to REJA, have to be enforced through the common law rule. As the United States is not a reciprocating country listed in the First Schedule to REJA, a judgment pronounced in the United States may still be enforced in Malaysia pursuant to Malaysian common law principles. Such foreign judgments must fulfil certain conditions which includes the following:

(a)	The judgment is for a definite sum, and which is final and conclusive;

(b)	The original court granting the judgment had jurisdiction in the action;

(c)	The judgment was not obtained by fraud;

(d)	The proceedings in which the judgment was obtained were not contrary to natural justice; and

(e)	The enforcement of the judgment would not be contrary to public policy in Malaysia.

UNDERWRITING

We are offering our Ordinary Shares described in this prospectus through the underwriters named below. Pacific Century Securities, LLC, or Pacific Century, is acting as representative of the underwriters. We will enter into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase, and we have agreed to sell to the underwriters, the number of Ordinary Shares listed next to its name in the following table.

Underwriters	Number of Ordinary Shares
Pacific Century Securities, LLC
Total

All of the Ordinary Shares to be purchased by the underwriters will be purchased from us.

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Ordinary Shares offered by us in this prospectus are subject to various conditions and representations and warranties, including the approval of certain legal matters by their counsel and other conditions specified in the underwriting agreement. The Ordinary Shares are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them. The underwriters reserve the right to withdraw, cancel or modify the offer to the public and to reject orders in whole or in part.

The underwriting agreement provides that the underwriters are obligated to take and pay for all of the Ordinary Shares offered by this prospectus if any such Ordinary Shares are taken, other than those Ordinary Shares covered by the option to purchase up to [______] additional Ordinary Shares described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement.

Over-allotment Option

We have granted an over-allotment option to the underwriters to purchase up to [________] Ordinary Shares at the public offering prices of $[  ] per ordinary share less the underwriting discount, set forth on the cover page of this prospectus. This option is exercisable during the 45-day period after the effective date of this registration statement. If the underwriters exercise this option in whole or in part, then the underwriters will be severally committed, subject to the conditions described in the underwriting agreement, to purchase the additional Ordinary Shares in proportion to their respective commitments set forth in the prior table.

Discounts and Commissions

The representative has advised us that the underwriters propose to offer the Ordinary Shares to the public at the public offering price per share set forth on the cover page of this prospectus. The underwriters may offer Ordinary Shares to securities dealers at that price less a concession of not more than $[  ] per ordinary share. After the offering to the public, the public offering price and other selling terms may be changed by the representative. The underwriting discounts and commissions are 7.5% of the public offering price per ordinary share.

The following table summarizes the underwriting discounts and commissions and proceeds, before expenses, to us assuming both no exercise and full exercise by the underwriters of their option to purchase up to [  ] additional Ordinary Shares:

	Per Ordinary Share	Without Exercise of Option	Total With Full Exercise of Option
Public offering price	$	$	$
Underwriting discounts and commissions paid by us (7.5%)	$	$	$
Proceeds, before expenses, to us	$	$	$

The Company shall pay the representative an advanced expense of $80,000, with $30,000 due upon the signing of the engagement letter with the representative and $50,000 due upon the first confidential filing by the Company with the SEC. The advance or any part thereof will be refunded to the Company to the extent not actually incurred in accordance with FINRA Rule 5110(g)(4)(A). The Company has agreed to pay the underwriters’ non-accountable expense allowance equal to 1.0% of the aggregate gross proceeds of this offering. The Company has also agreed to reimburse the representative, promptly when invoiced, for all of its reasonable, out-of-pocket expenses (including, but not limited to, travel, due diligence expenses, reasonable fees and expenses of its legal counsel, roadshow and background check on the Company’s principals), up to an aggregate of $250,000, regardless of whether the offering occurs. We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees, legal and accounting expenses and financial advisory fees, but excluding underwriting discounts and commissions, will be approximately $[_______], all of which are payable by us.

Underwriter Warrants

We have also agreed to issue to the underwriter warrants to purchase a number of our Ordinary Shares equal to an aggregate of 5.0% of the shares sold in this offering (including any shares sold in the offering to cover over-allotment). The warrants will have an exercise price equal to 120% of the offering price of the Ordinary Shares sold in this offering and may be exercised on a cashless basis. The warrants are exercisable commencing six (6) months from the date of this offering and will terminate 2-5 years after such date. The warrants and the shares underlying the warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1) of FINRA. The underwriter (or permitted assignees under the Rule) may not sell, transfer, assign, pledge or hypothecate the warrants or the shares underlying the warrants, nor will they be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the warrants or the underlying shares for a period of 180 days from the date of commencement of sales of this offering, except to any FINRA member participating in the offering and their bona fide officers or partners or as otherwise permitted under FINRA Rule 5110(e)(2).

Right of First Refusal

We have agreed to grant Pacific Century, for a period of twelve (12) month period from January 13, 2023, a right of first refusal to provide investment banking services to the Company on terms that are the same or more favorable to the Company comparing to terms offered to the Company by other underwriters or placement agents. For these purposes, investment banking services shall include, without limitation, (a) acting as lead manager for any underwritten public offering, and (b) acting as exclusive placement agent or initial purchaser in connection with any private offering of securities of the Company.

Tail Financing

The representative will be entitled to compensation commensurate with the underwriting commission that it is entitled to receive in connection with this offering, if the Company completes an offering with an investor introduced to the Company by the representative and not known to the Company before such introduction regarding an offering prior to the termination or expiration of the engagement agreement with the representative during the twelve (12) months following the termination of such engagement agreement.

Indemnification

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriter may be required to make in respect of those liabilities.

Lock-Up Agreements

We have agreed that, subject to certain exceptions, we, and any of our successors will not, without the prior written consent of the underwriters, for a period of three (3) months from the closing of this offering:

●	offer, sell or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares of the Company or any securities convertible into or exercisable or exchangeable for Ordinary Shares of the Company; or

●	file or cause to be filed any registration statement with the SEC relating to the offering of any Ordinary Shares of the Company or any securities convertible into or exercisable or exchangeable for Ordinary Shares of the Company.

Each of our directors, officers and holders of more than 5% of the Company’s outstanding shares as of the effective date of this registration statement, has agreed that, subject to certain exceptions, such director, executive officer or shareholder will not, without the prior written consent of the underwriters, for a period of six (6) months from the date of the offering, offer, sell or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares of the Company or any securities convertible into or exercisable or exchangeable for Ordinary Shares of the Company.

Listing

We intend to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “SUKE”. There can be no assurance that we will be successful in listing our Ordinary Shares on the Nasdaq Capital Market. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application.

Electronic Distribution

A prospectus in electronic format may be made available on the internet sites or through other online services maintained by the underwriter, or by its affiliates. In those cases, prospective investors may view offering terms online and prospective investors may be allowed to place orders online. Other than the prospectus in electronic format, the information on the underwriter’s website is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:

●	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

●	Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ordinary shares over-allotted by the underwriter is not greater than the number of ordinary shares that may be purchased in the over-allotment option. In a naked short position, the number of ordinary shares involved is greater than the number of ordinary shares in the over-allotment option. The underwriter may close out any covered short position by either exercising the over-allotment option and/or purchasing ordinary shares in the open market.

●	Syndicate covering transactions involve purchases of ordinary shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ordinary shares to close out the short position, the underwriter will consider, among other things, the price of ordinary shares available for purchase in the open market as compared to the price at which it may purchase ordinary shares through the over-allotment option. If the underwriter sells more ordinary shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ordinary shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering.

●	Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the ordinary shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ordinary shares. In addition, neither we nor the underwriter make any representations that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

No Prior Public Market

Prior to this offering, there has been no public market for our ordinary shares and the offering price for our ordinary shares will be determined through negotiations between us and the underwriter. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriter believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the offering price will correspond to the price at which our ordinary shares will trade in the public market subsequent to this offering or that an active trading market for our shares will develop and continue after this offering.

Offers Outside the United States

Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of the shares offered by this prospectus in any jurisdiction where action for that purpose is required. The shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any ordinary shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

The underwriter is expected to make offers and sales both in and outside the United States through its selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the Underwritten Offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act. Any offer in Australia of the ordinary shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ordinary shares without disclosure to investors under Chapter 6D of the Corporations Act. The ordinary shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the Underwritten Offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ordinary shares must observe such Australian on-sale restrictions. This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any ordinary shares recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Bermuda

The ordinary shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

British Virgin Islands

The ordinary shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by us or on our behalf. The ordinary shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (each a BVI Company), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the ordinary shares for the purposes of the Securities and Investment Business Act, 2010, or SIBA or the Public Issuers Code of the British Virgin Islands.

Canada

The ordinary shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this Underwritten Offering.

Cayman Islands

This prospectus does not constitute a public offer of the ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ordinary shares to the public in the Cayman Islands.

Dubai International Financial Center

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ordinary shares which are the subject of the Underwritten Offering contemplated by this document may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ordinary shares offered should conduct their own due diligence on the ordinary shares. If you do not understand the contents of this document, you should consult an authorized financial advisor.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, it has not made and will not make an offer of ordinary shares which are the subject of the Underwritten Offering contemplated by this prospectus to the public in that Relevant Member State other than:

●	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

●	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of ordinary shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe the ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each of the underwriters severally represents warrants and agrees as follows:

●	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (FSMA) received by it in connection with the issue or sale of the ordinary shares in circumstances in which Section 21 of the FSMA does not apply to us; and

●	it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ordinary shares in, from or otherwise involving the United Kingdom.

France

Neither this prospectus nor any other offering material relating to the ordinary shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ordinary shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ordinary shares has been or will be:

●	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

●	to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

●	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

●	used in connection with any offer for subscription or sale of the ordinary shares to the public in France.

Such offers, sales and distributions will be made in France only:

●	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

●	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

●	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The ordinary shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Germany

This prospectus does not constitute a Prospectus Directive-compliant prospectus in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and does therefore not allow any public offering in the Federal Republic of Germany (“Germany”) or any other Relevant Member State pursuant to § 17 and § 18 of the German Securities Prospectus Act. No action has been or will be taken in Germany that would permit a public offering of the ordinary shares, or distribution of a prospectus or any other offering material relating to the ordinary shares. In particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act or any other applicable laws of Germany, has been or will be published within Germany, nor has this prospectus been filed with or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication within Germany.

Each underwriter will represent, agree and undertake, (i) that it has not offered, sold or delivered and will not offer, sell or deliver the ordinary shares within Germany other than in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and any other applicable laws in Germany governing the issue, sale and offering of ordinary shares, and (ii) that it will distribute in Germany any offering material relating to the ordinary shares only under circumstances that will result in compliance with the applicable rules and regulations of Germany.

This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Hong Kong

The ordinary shares may not be offered or sold in Hong Kong by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Israel

This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters purchasing for their own account, venture capital funds, entities with equity in excess of NIS 50 million and qualified individuals, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors may be required to submit written confirmation that they meet the criteria for one of the categories of investors set forth in the prospectus.

Italy

The Underwritten Offering of ordinary shares has not been registered with the Commissione Nazionale per le Società e la Borsa(“CONSOB”) pursuant to Italian securities legislation and, accordingly, no ordinary shares may be offered, sold or delivered, nor copies of this prospectus or any other documents relating to the ordinary shares may not be distributed in Italy except:

●	to “qualified investors”, as referred to in Article 100 of Legislative Decree No. 58 of 24 February 1998, as amended (the “Decree No. 58”) and defined in Article 26, paragraph 1, letter d) of CONSOB Regulation No. 16190 of 29 October 2007, as amended (“Regulation No. 16190”) pursuant to Article 34-ter, paragraph 1, letter b) of CONSOB Regulation No. 11971 of 14 May 1999, as amended (“Regulation No. 11971”); or

●	in any other circumstances where an express exemption from compliance with the offer restrictions applies, as provided under Decree No. 58 or Regulation No. 11971.

Any offer, sale or delivery of the ordinary shares or distribution of copies of this prospectus or any other documents relating to the ordinary shares in the Republic of Italy must be:

●	made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993, as amended (the “Banking Law”), Decree No. 58 and Regulation No. 16190 and any other applicable laws and regulations;

●	in compliance with Article 129 of the Banking Law, and the implementing guidelines of the Bank of Italy, as amended; and

●	in compliance with any other applicable notification requirement or limitation which may be imposed, from time to time, by CONSOB or the Bank of Italy or other competent authority.

Please note that, in accordance with Article 100-bis of Decree No. 58, where no exemption from the rules on public offerings applies, the subsequent distribution of the ordinary shares on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971.

Furthermore, the ordinary shares which are initially offered and placed in Italy or abroad to qualified investors only but in the following year are regularly (“sistematicamente”) distributed on the secondary market in Italy to non-qualified investors become subject to the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971. Failure to comply with such rules may result in the sale of the ordinary shares being declared null and void and in the liability of the intermediary transferring the ordinary shares for any damages suffered by such non-qualified investors.

Japan

The ordinary shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ordinary shares, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the securities has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the securities as principal, if the offer is on terms that the securities may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the securities is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

PRC

This prospectus has not been and will not be circulated or distributed in the PRC, and the ordinary shares may not be offered or sold, and will not be offered or sold, directly or indirectly, to any resident of the PRC or to persons for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, the PRC does not include Taiwan and the Special Administrative Regions of Hong Kong and Macao.

Qatar

The ordinary shares have not been and will not be offered, sold or delivered at any time, directly or indirectly, in the State of Qatar (“Qatar”) in a manner that would constitute a public offering. This prospectus has not been reviewed or approved by or registered with the Qatar Central Bank, the Qatar Exchange or the Qatar Financial Markets Authority. This prospectus is strictly private and confidential, and may not be reproduced or used for any other purpose, nor provided to any person other than the recipient thereof.

Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than

●	to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”),

●	to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or

●	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

●	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

●	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ordinary shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the ordinary shares described herein. The ordinary shares may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ordinary shares constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this document nor any other offering or marketing material relating to the ordinary shares may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the Underwritten Offering, nor the Company nor the ordinary shares have been or will be filed with or approved by any Swiss regulatory authority. The ordinary shares are not subject to the supervision by any Swiss regulatory authority, e.g., the Swiss Financial Markets Supervisory Authority FINMA (FINMA), and investors in the ordinary shares will not benefit from protection or supervision by such authority.

Taiwan

The ordinary shares have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ordinary shares in Taiwan.

United Arab Emirates

(Excluding the Dubai International Financial Center)

The ordinary shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (“U.A.E.”) other than in compliance with the laws of the U.A.E. Prospective investors in the Dubai International Financial Centre should have regard to the specific selling restrictions on prospective investors in the Dubai International Financial Centre set out below.

The information contained in this prospectus does not constitute a public offer of ordinary shares in the U.A.E. in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 of the U.A.E., as amended) or otherwise and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Emirates Securities and Commodities Authority or the Dubai Financial Services Authority, or DFSA. If you do not understand the contents of this prospectus, you should consult an authorized financial adviser. This prospectus is provided for the benefit of the recipient only, and should not be delivered to, or relied on by, any other person.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on our behalf, other than offers made by the underwriters and their respective affiliates, with a view to the final placement of the securities as contemplated in this document. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of shares on our behalf or on behalf of the underwriters.

No action has been taken by us or the Representatives that would permit a public offering of the ordinary shares in any jurisdiction outside the United States where action for that purpose is required. None of our ordinary shares included in the Underwritten Offering may be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sales of any such securities offered hereby be distributed or published in any jurisdiction except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to the Underwritten Offering of ordinary shares and the distribution of this prospectus. This prospectus is neither an offer to sell nor a solicitation of any offer to buy the ordinary shares in any jurisdiction where that would not be permitted or legal.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of our total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the Ordinary Shares by us. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee, all amounts are estimates.

Amount
SEC registration fee	$
FINRA filing fee
Nasdaq listing fee
Accounting fees and expenses
Legal fees and expenses
Printing fees and expenses
Miscellaneous
TOTAL	$	*

*	To be filed by amendment.

LEGAL MATTERS

Certain legal matters as to the United States federal and New York law in connection with this offering will be passed upon for us by Bevilacqua PLLC. VCL Law LLP is acting as counsel for the underwriters with respect to certain U.S. legal matters related to the offering. The validity of the Ordinary Shares offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Ogier. Legal matters as to Malaysian laws will be passed upon for us by Halim Hong & Quek. Bevilacqua PLLC may rely upon Ogier with respect to matters governed by Cayman Islands law and Halim Hong & Quek with respect to matters governed by Malaysian law.

EXPERTS

Our consolidated financial statements as of December 31, 2021 and 2022 and for the years then ended included in this prospectus have been audited by Onestop Assurance PAC, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The offices of Onestop Assurance PAC are located at 10 Anson Road, #13-09 International Plaza, Singapore 079903.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules, under the Securities Act with respect to the Ordinary Shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and the Ordinary Shares.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov. Additionally, we will make these filings available, free of charge, on our website at suketv.com as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. The information on our website, other than these filings, is not, and should not be, considered part of this prospectus and is not incorporated by reference into this document.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

SUKE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	June 30, 2023	December 31, 2022
ASSETS
Current assets
Cash and bank balances	$6,369	$112,055
Accounts receivable	1,493,107	1,382,621
Deposits and prepayments	441,759	267,692

Total current assets	1,941,235	1,762,368

Non-current assets
Property and equipment, net	555,654	639,787
Right-of-use assets – operating lease	91,370	130,373

Total non-current assets	647,024	770,160

Total assets	$2,588,259	$2,532,528

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$866,239	$589,007
Accrued expenses and other payables	504,200	319,105
Short term lease liabilities	73,735	73,133
Borrowings	1,543,408	1,636,289
Amounts due to related parties	515,520	727,069
Current income tax payable	1,077	1,142

Total current liabilities	3,504,179	3,345,745

Non-current liabilities
Long-term lease liabilities	42,858	85,699
Borrowings	-	-

Total non-current liabilities	42,858	85,699

Total liabilities	3,547,037	3,431,444

Commitments and contingencies

Shareholders’ deficit
Ordinary shares (Par value US$0.001 per share, 50,000,000 shares authorized, 3,701,300 issued and outstanding as at June 30, 2023 and 2,850,000 as at December 31, 2022)	3,701	2,850
Additional paid-in capital	1,371,840	690,904
Accumulated losses	(2,376,304)	(1,586,947)
Accumulated other comprehensive income (loss)	41,985	(5,723)

Total shareholders’ deficit	(958,778)	(898,916)

Total liabilities and shareholders’ deficit	$2,588,259	$2,532,528

*	On May 23, 2023, the Company issued an aggregate of 2,850,000 shares in connection with the reorganization (Note 1). All references to the number of shares and per-share data in the accompanying consolidated financial statements have been retrospectively adjusted to reflect such issuance of shares.

The accompanying notes form an integral part of the unaudited interim condensed consolidated financial statements.

SUKE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATION AND COMPREHENSIVE LOSS

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	For the six months ended June 30,
	2023	2022

Revenue	$675,246	$76,728
Cost of revenue	(642,194)	(311,872)

Gross profit	33,052	(235,144)

Other operating income	-	15,408
Administrative expense (including director’s fee and salary of $80,792 for 2023 and $31,609 for 2022)	(735,709)	(995,545)

Operating loss	(735,709)	(1,215,281)
Interest expense, net	(86,700)	(67,909)

Loss before income tax	(789,357)	(1,283,190)
Income tax expense	-	-

Net loss	(789,357)	(1,283,190)
Foreign currency translation gain	47,708	39,362

Comprehensive loss	$(741,649)	$(1,243,828)

Loss per share*
- basic and diluted	$(0.26)	$(0.45)

Weighted average number of shares outstanding*
- basic and diluted	3,033,430	2,850,000

*	On May 23, 2023, the Company issued an aggregate of 2,850,000 shares in connection with the reorganization (Note 1). All references to the number of shares and per-share data in the accompanying consolidated financial statements have been retrospectively adjusted to reflect such issuance of shares.

The accompanying notes form an integral part of the unaudited interim condensed consolidated financial statements.

SUKE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	Ordinary share*	Amount	Additional paid-in capital	Accumulated losses	Accumulated other comprehensive income (loss)	Total

Balance as of January 1, 2022	2,850,000	$2,850	$571,530	$(673,844)	$(5,780)	$(105,244)

Capital contribution from shareholders	-	-	119,374	-	-	119,374

Foreign currency translation adjustment	-	-	-	-	39,362	39,362

Net loss	-	-	-	(1,283,190)	-	(1,283,190)

Balance as of June 30, 2022	2,850,000	$2,850	$690,904	$(1,957,034)	$33,582	$(1,229,698)

Balance as of January 1, 2023	2,850,000	$2,850	$690,904	$(1,586,947)	$(5,723)	$(898,916)

Capital contribution from shareholders	851,300	851	680,936	-	-	681,787

Foreign currency translation adjustment	-	-	-	-	47,708	47,708

Net loss	-	-	-	(789,357)	-	(789,357)

Balance as of June 30, 2023	3,701,300	$3,701	$1,371,840	$(2,376,304)	$41,985	$(958,778)

*	On May 23,2023, the Company issued an aggregate of 2,850,000 shares in connection with the reorganization (Note 1). All references to the number of shares and per-share data in the accompanying consolidated financial statements have been retrospectively adjusted to reflect such issuance of shares.

The accompanying notes form an integral part of the unaudited interim condensed consolidated financial statements.

SUKE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	For the six months ended June 30,
	2023	2022
Cash flows from operating activities
Net loss	$(789,357)	$(1,283,190)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation of property and equipment	39,285	32,510
Changes in operating assets and liabilities:
Accounts receivable	(197,835)	(48,621)
Deposits and prepayments	(198,144)	562,956
Accounts payable	326,140	586,924
Accrued expenses and other payables	223,521	494,728
Related parties	494,996	-

Net cash (used in) provided by operating activities	(101,394)	345,307

Cash flows from investing activities
Purchase of property and equipment	-	(510,547)

Net cash used in investing activities	-	(510,547)

Cash flows from financing activities
Cash contribution from shareholders	-	119,374
Repayment of finance lease	(2,592)	-

Net cash (used in) provided by financing activities	(2,592)	119,374

Effects of foreign exchange rate on cash and bank balances	(1,700)	(7,325)

Net decrease in cash and bank balances	(105,686)	(53,191)
Cash and bank balances at beginning of period	112,055	123,420
Cash and bank balances at end of period	$6,369	$70,229

Total cash and bank balances shown in the statements of cash flows	$6,369	$70,229

Supplemental disclosures of cash flow information:
Interest expenses	$28,457	$63,633

The accompanying notes form an integral part of the unaudited interim condensed consolidated financial statements.

SUKE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

1.	General information, reorganization transactions and going concern consideration

On March 21, 2023, SUKE Limited was incorporated in the Cayman Islands, as an investment holding company. SUKE Limited together with its subsidiary are defined as the “Company”. Upon incorporation, one ordinary share , $0.001 par value, was allotted and issued to Ogier Global Subscriber (Cayman) Limited, who transferred the share to Dato’ Mizal bin Zaini (“Dato’ Mizal”) on March 31, 2023. On March 31, 2023, SUKE Limited issued one additional share to Dato’ Mizal, in turn, 2 shares held by Dato’ Mizal.

On May 23, 2023, Dato’ Mizal and Datin Emelia Rosnaida (“Datin Emelia”) (being the holders of all shares of an operating company, DNF Group Sdn Bhd (“DNF”)) entered into a share exchange agreement with SUKE Limited, Universal AM Fund (“UAFund”) and Metapixel Sdn Bhd (“Metapixel”), pursuant to which:

(i)	SUKE Limited allotted and issued 2,849,998 of its ordinary shares to Dato’ Mizal and Datin Emelia in exchange of the shares of DNF; and

(ii)	SUKE Limited allotted and issued 203,754 and 647,546 of its ordinary shares to UAFund and Metapixel, respectively, as settlement and payment of total advances $681,787 that UAFund and Metapixel previously provided to DNF.

In the aggregate, the Company has 3,701,300 ordinary shares issued and outstanding. Of the total outstanding ordinary shares, 2,850,000 shares (equivalent to approximately 77%) are owned by Dato’ Mizal and Datin Emelia. Dato’ Mizal being one of the major shareholders, is our Chief Executive Officer and Chairman of the Board.

Following the consummation of the transactions contemplated by the share exchange agreement, SUKE Limited became a holding company of the operating subsidiary, DNF that conducts media broadcasting and e-commerce businesses through the SUKE TV channel and SUKE Shop platform in Malaysia.

The Company and its subsidiary are in the table as follows:

Name of entity	Date of incorporation	Place of incorporation	Principal activities
SUKE Limited	March 21, 2023	Cayman Islands	Investment holding
DNF Group Sdn Bhd	August 18, 2008	Malaysia	Media broadcasting and e-commerce businesses

Reorganization

A reorganization of the legal structure (“Reorganization) was completed on May 23,2023. SUKE Limited became the ultimate holding company.

The Reorganization has been accounted for as a recapitalization among entities under common control since the same controlling shareholders, Dato’ Mizal and Datin Emelia, controlled all these entities before and after the Reorganization in accordance with ASC805-50-45-5. The consolidation of the Company and its subsidiary has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transaction.

Going concern consideration

The Company recorded a loss of $789,357 for the six months ended June 30, 2023. As of June 30, 2023, the Company had a working capital deficiency $1,562,944 and shareholders’ deficit of $958,778. The Company has incurred significant costs in pursuit of its business expansion plan. These conditions raised substantial doubt about the Company’s ability to continue as a going concern. Management’s plan to address this need for capital fund is through public offerings, private equity offerings, debt financings, and government or other third-party funding, as well as increasing revenue through working with partners for business collaborations, promoting branding and publicity of the Company, controlling expenses and streamlining operations. There is no assurance that such additional fund raising or financing for capital expenditures, working capital and other cash requirements will be available to the Company on acceptable terms, or at all. Also, the Company may not be able to execute its business strategies and achieve profitable operations. The Company’s failure to raise capital as and when needed and achieve profitability would impact its going concern status and would have a negative impact on its financial condition and its ability to pursue its business strategy and continue as a going concern. Both the controlling shareholders and directors, Dato’ Mizal and Datin Emelia have indicated their commitment to provide continuous financial support to the Company so as to enable the Company to meet its obligations as and when they fall due and to operate as going concern in foreseeable future. The financial statements do not include any adjustments that might result from the Company’s inability to consummate the proposed public offering or additional financing.

2.	Significant accounting policies

(a)	Basis of presentation

These unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2022.

The results of operations for the interim periods are not necessarily indicative of the results that might be expected for the future interim periods or the full year ending December 31, 2023.

(b)	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary. All inter-company balances and transactions have been eliminated in the consolidation.

(c)	Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets, liabilities, shareholders’ equity, revenues and expenses during the reporting period, and the disclosure of contingent liabilities at the date of the consolidated financial statements.

On an ongoing basis, management reviews its estimates and if deemed appropriate, those estimates are adjusted. The most significant estimates include allowance for uncollectible accounts receivable, useful lives and impairment for property and equipment, valuation allowance for deferred tax assets, accruals for potential liabilities and contingencies. Actual results could vary from the estimates and assumptions that were used.

(d)	Cash and bank balances

Cash and bank balances consist of petty cash on hand, and cash held in banks which are highly liquid and are unrestricted as to withdrawal or use.

The Company maintains cash balances and deposits may exceed insured limits protected by a government authority, Malaysia Deposit Insurance Corporation (“MDIC”). The eligible bank deposits, denominated in MYR or foreign currencies, are protected up to MYR250,000 (equivalent to $56,816) per depositor per member bank. Management believes that the banks that hold the Company’s deposit are financially secure and although the Company bears risk to amounts in excess of MDIC insured limits, it does not anticipate any losses. The Company has no bank balances above the MDIC’s insured limit as of June 30, 2023.

(e)	Accounts receivables and allowance for doubtful accounts

Accounts receivable are reviewed for impairment on regular basis and are presented net of allowance for expected credit losses. The allowance for expected credit losses is estimated based on the Company’s analysis of amount due, historical delinquencies and write-offs, and current economic conditions. The allowance for expected credit losses is recognized in administrative expense and any adjustment to the allowance for expected credit losses is recognized in the period in which it is determined. Write-offs of accounts receivable, together with associated allowances for expected credit losses, are recognized in the period in which the balances are deemed uncollectible. No allowance for expected credit losses was recognized as of June 30, 2023 whereas an allowance of US$7,325 was accrued and included in administrative expense as of December 31, 2022.

(f)	Property and equipment, net

Property and equipment included equipment and leasehold improvement and are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of depreciable assets as follows:

Category	Estimated useful lives
Computer	3 years
Furniture and fittings	10 years
Motor vehicle	5 years
Leasehold improvement	10 years
Studio equipment	10 years

Cost and accumulated depreciation for property retired or disposed of are removed from the accounts, and any resulting gain or loss is included in earnings. Expenditures for maintenance and repairs are charged to expense as incurred.

Management periodically assesses the estimated useful lives over which assets are depreciated or amortized. If the analysis warrants a change in the estimated useful lives of property and equipment, management will reduce the estimated lives and depreciate, or amortize the carrying value prospectively over the shorter remaining useful lives.

(g)	Impairment of long-lived assets

The Company evaluates the long-lived assets, including property and equipment, and right-of-use assets – operating lease with finite lives for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. Based on the Company’s assessments, no impairment losses were recorded for the six months ended June 30, 2023 and 2022.

(h)	Fair value measurements

The Company measures and discloses certain financial assets and liabilities at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Inputs used to measure fair value are classified using the following hierarchy:

●	Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

●	Level 2. Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly through corroboration with observable market data.

●	Level 3. Inputs are unobservable for the asset or liability and include situations in which there is little, if any, market activity for the asset or liability. The inputs used in the determination of fair value are based on the best information available under the circumstances and may require significant management judgment or estimation.

The Company endeavours to utilize the best available information in measuring fair value. The Company’s financial instruments include cash and bank balances, accounts receivable, accounts payable and accrued expenses reflected as current assets and current liabilities. Due to the short-term nature of these instruments, management considers their carrying value to approximate their fair value.

The Company’s non-financial assets, such as property and equipment would be measured at fair value only if they were determined to be impaired. Management applies fair value measurement guidance to its impairment analysis for tangible assets.

(i)	Revenue recognition

The Company recognizes revenue in accordance with ASC 606. Based on the requirements of ASC 606, revenue is recognized when control of the promised goods or services is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods or services.

Advertising revenue

The primary source of revenue is advertising revenues, includes television and digital platforms. Contracts within this revenue stream are short-term in nature (most often three months or less). Contracts generally consists of multiple deliverables, such as television commercials, or digital advertising solutions, that individual performance obligations are identified. Before performing under the contract, the transaction price is established with the customer based on the agreed upon rates determined based on multiple factors, including, but not limited to, the programs and day-part selected, supply of available inventory for production of commercials and the content’s viewership ratings for each performance obligation. There is no material variability in the transaction price during the term of the contract. Revenue is recognized upon fulfilment of the performance obligations to the customers. For advertising revenue stream, the fulfilment of the performance obligations is based on the airing of the individual television commercials or display of digital advertisements. This measure is most appropriate as it aligns the revenue recognition with the value provided to the customers. Customers are billed in advance upon confirmation of campaign and schedule. In general, advance payment will be collected from customers and the revenues are recognized when commercials are aired.

Barter advertising arrangement

In certain advertising sales arrangement, the Company and the customer agree to barter arrangement for advertising in other broadcast platforms, social media, television, radio, outdoor advertising or events and products in exchange for advertising airtime of the Company. In accordance with ASC 845, barter transactions are recognized by having commercial substance for both entities, indicating that the future cash flow of the entities involved are anticipated to be affected by the transaction. The transaction is recoded at fair value based on the fair value of goods or services exchanged, which is the same basis as that used in monetary transactions. In this specific barter arrangement, where the promised exchange services have comparable fair values, the recognition of advertisement revenue occurs when the Company fulfils its commitment by providing promised services to the customer. Similarly, the associated cost is recognized when the customer fulfils their obligation by providing the promised services to the Company.

The barter advertising revenue is recognized at a point in time when the agreed-upon advertisement or promotional services are completed and delivered to customer based on the contract price. Barter advertising transactions are recognized at estimated fair value based on the negotiated contract price and the range of prices for similar services provided to customer. Whereas, the cost associated with barter arrangement are recognized as and when the services are received from the customer, which might differ in timing from the recognition of associated revenue.

E-Commerce

Revenues are recognized when the e-commerce business satisfies a performance obligation by transferring control of the goods or services to customer. The commission fee is recognized upon delivery the goods to ultimate customer as the Company acts as an agent by providing platform and facilitating the transactions of vendor to sell the products or services, which the Company has no control over the goods or services.

Talent fee

Revenue is recognized when the broadcast services are provided by the talent or artists of the Company to customer.

(j)	Cost of revenue

The cost of revenue consists of programming and production costs, broadcasting services costs, outsourced talent fees including artists and other freelance labor, staff costs, and other operating costs directly related to revenue.

(k)	Leases

The Company determines if an arrangement is a lease at inception. Determining whether a contract contains a lease includes judgment regarding whether the contract conveys the right to control the use of identified property or equipment for a period of time in exchange for consideration.

The Company accounts leases in accordance with ASC Topic 842, Leases, for the Company’s lease-related assets and liabilities based on their classification as operating leases or finance leases. For all arrangements as a lessee, the Company has elected an accounting policy to combine non-lease components with the related-lease components and treat the combined items as a lease for accounting purposes. The Company measures lease related assets and liabilities based on the present value of lease payments, including in-substance fixed payments, variable payments that depend on an index or rate measured at the commencement date, and the amount the Company believes is probable the Company will pay the lessor under residual value guarantees when applicable. The Company discounts lease payments based on the Company’s estimated incremental borrowing rate at lease commencement (or modification), which is primarily based on the Company’s estimated credit rating, the lease term at commencement, and the contract currency of the lease arrangement. The Company has elected to exclude short term leases (leases with an original lease term less than one year) from the measurement of lease-related assets and liabilities.

(l)	Income taxes

Income taxes include all domestic tax on taxable profit and are determined according to the tax laws of the jurisdiction in which the company operates. The Company’s subsidiary in Malaysia is subject to income tax laws of Malaysia. Income taxes are accounted for under the asset and liability method in accordance with ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss, capital loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statements recognition and measurement of a tax position taken (or expected to be taken) in a tax return. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits as a component of general and administrative expenses.

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. There were no material uncertain tax positions as of June 30, 2023 and 2022.

(m)	Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss will occur, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

(n)	Loss per share

Loss per share is calculated in accordance with ASC 260, Earnings per Share. Basic loss per share is computed by dividing the net loss attributable to shareholders of the Company by the weighted average number of shares outstanding during the period. Diluted loss per share is computed in accordance with the treasury stock method and based on the weighted average number of shares plus dilutive share equivalents. Dilutive share equivalents are excluded from the computation of diluted loss per share if their effects would be anti-dilutive. The Company has no dilutive share equivalents.

(o)	Foreign currency translation and transactions

The Company’s principal country of operations is Malaysia. The financial position and results of its operations are determined using Ringgit Malaysia (“MYR”), the local currency, as the functional currency. The Company’s consolidated financial statements are reported using U.S. Dollar (“US$” or “$”).

The consolidated statements of income and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. As the cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in the consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the consolidated statements of comprehensive income.

The value of foreign currencies, the US$ may fluctuate against MYR. Any significant variations of the aforementioned currencies relative to the MYR may materially affect the Company’s financial condition in term of reporting n US$. The following table outlines the currency exchange rates that were used in preparing the accompanying consolidated financial statements:

	June 30, 2023	December 31, 2022
US$ to MYR Period/Year End	4.6650	4.3982
USD to MYR Average Rate	4.4559	4.4002

(p)	Segment reporting

Management, including the chief operating decision makers, review the Company’s internal reporting in order to assess performance and allocate resources. The Company is principally engaged in the business of television programming and broadcasting activities. Information reported to the chief operating decision maker, for purposes of resources allocation and performance assessment, focuses on the operating results of the Company as a whole, and hence, the Company has only one reportable segment. The Company operates and manages its business as a single segment.

The Company’s assets are all located in Malaysia and all of the Company’s revenues and expenses are derived in Malaysia. Therefore, no geographical segments are presented.

(q)	Concentration of major customers and risks

Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. In the normal course of business, the Company provides credit to its customers and does not generally require collateral. The Company monitors concentration of credit risk associated with these receivables on an ongoing basis.

The Company performs credit checks for significant new customers and generally requires deposits for significant contracts. The customers accounted for more than 10% of the Company’s trade receivables, net are presented below:

	Trade receivables as of		Revenues for the six months ended June 30,
	June 30, 2023	December 31, 2022	2023	2022
Customer A	30.4%	34.8%	-	-
Customer B	-	27.1%	-	-
Customer C	15.2%	17.4%	-	-
Customer D	-	16.4%	-	-
Customer E	43.1%	-	99.7%	-

Credit risk

Credit risk is the potential financial loss to the Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. As the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of accounts receivables and other receivable (exclude prepayments) and cash and bank balances presented on the consolidated balance sheets. The Company has no other financial assets which carry significant exposure to credit risk.

Liquidity Risk

The Company has developed a plan to continue operations. This plan includes working with partners for business collaborations, promote branding and publicity of the Company to increase revenue, controlling expenses, streamlining operations, and obtaining capital through equity and/or debt financing. The Company plans to address the need for capital through the proposed public offering that was discussed in Note 1.

(r)	Related parties

We adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of their immediate families and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

(s)	Recent accounting pronouncements

We have evaluated all the recently issued, but not yet effective, accounting standards that have been issued or proposed by the Financial Accounting Standards Board or other standards-setting bodies through the date of this report and do not believe the future adoption of any such standards will have a material impact on our consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” ASU 2016-13 requires that entities use a new forward looking “expected loss” model that generally will result in the earlier recognition of allowance for credit losses. The measurement of expected credit losses is based upon historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. The guidance became effective for the Company beginning January 1, 2023. The adoption did not have a material impact on the Company’s consolidated financial statements.

In December 2019, the FASB issued guidance on simplifying the accounting for income taxes by clarifying and amending existing guidance related to the recognition of franchise tax, the evaluation of a step up in the tax basis of goodwill, and the effects of enacted changes in tax laws or rates in the effective tax rate computation, among other clarifications. This guidance became effective for the Company beginning in fiscal year 2022. We adopted the recognition of non-income taxes on the modified retrospective basis. Adoption of this standard did not have a material impact on the consolidated financial statements and the related disclosures.

3.	Accounts receivable

	June 30,	December 31,
	2023	2022

Accounts receivable from third parties	$1,500,016	$1,389,946
Less: Allowance for doubtful debts	(6,909)	(7,325)

	$1,493,107	$1,382,621

Included in accounts receivable as of June 30, 2023 and December 31, 2022, total of $681,672 and $722,694, respectively (approximately 46% and 52% respectively) was under barter arrangement with customers, which will be exchanged with services promised by the customers in exchange of the Company’s commercial airtime. Once the promised services are delivered by the customers, the accounts receivable will be offset and relevant costs will be recorded to administrative expenses. Up to the report date, the promised services have been delivered by the customers.

4.	Deposits and prepayments

	June 30,	December 31,
	2023	2022

Deposits	$130,893	$257,953
Prepayments	303,631	282
Sinking fund	7,235	-
Prepaid interest	-	9,457
	$441,759	$267,692

The deposits mainly related to refundable security deposit made to broadcasting companies for digital platform services and lease arrangement of offices and studios. Deposits are to be recovered upon the expiry of the services and leases respectively.

The prepayment as of June 30, 2023 principally represents advance payments made for software developed by third party vendor and will be capitalized to intangible assets and amortized over the period of time the software is expected to contribute directly or indirectly to the Company’s future cash flows upon completion.

Sinking fund represents the payment made as security for a bank borrowing and will be released to the Company once the borrowing has been fully settled.

Prepaid interest is the interest charges that were deducted upfront from the principal amount at the time the loan proceeds were disbursed to the Company.

5.	Property and equipment

	June 30,	December 31,
	2023	2022

Computer	$29,063	$30,812
Furniture and fittings	4,062	4,306
Motor vehicle	29,025	30,771
Leasehold improvement	169,743	190,871
Studio equipment	423,754	449,256

Total property and equipment, gross	655,647	706,016
Less: Accumulated depreciation	(99,993)	(66,229)
Total property and equipment, net	$555,654	$639,787

During the six months ended June 30, 2023 and 2022, the Company recorded depreciation expense of approximately $39,285 and $32,510, respectively.

6.	Accrued expenses and other payables

Accrued expenses and other payables mainly represents accrued interest expense, salaries, rental, and other operating expense.

7.	Right-of-use assets and lease liabilities

The Company leases offices, office equipment and motor vehicles. The leases are for periods of three to seven years.

The Company recognized the following total lease cost related to the Company’s lease arrangements:

	Six months ended June 30,
	2023	2022

Finance lease cost:
Depreciation of asset under finance lease	$3,039	$-
Interest element on lease liabilities	896	-

Operating and short-term lease cost:
Lease expenses	33,085	27,324
Expenses relating to short-term leases	3,951	1,335
Total lease cost	$40,970	$28,659

As of June 30, 2023, the present value of the net minimum lease payments are as follows:

Future minimum lease payments	Finance Leases	Operating leases

Within 12 months ending June 30, 2024	$4,952	$75,759
Within 12 months ending June 30, 2025	4,952	18,154
Within 12 months ending June 30, 2026	4,952	2,845
Within 12 months ending June 30, 2027	4,952	965
Within 12 months ending June 30, 2028	4,952	-
Thereafter	5,769	-

Total remaining lease payments (undiscounted)	30,529	97,723
Less imputed interest	(5,305)	(6,354)
Present value of lease liabilities	$25,224	$91,369

Supplemental balance sheet information related to leases:

	June 30,	December 31,
	2023	2022
Assets:
Finance lease assets – included in property and equipment	$23,704	$28,206
Operating lease assets	91,370	130,373

	$115,074	$158,579
Current liabilities:
Operating leases	$70,375	$69,686
Finance lease	3,360	3,447

	$73,735	$73,133
Non-current liabilities
Operating leases	$20,994	$60,687
Finance lease	21,864	25,012
	$42,858	$85,699

Other information related to leases for the six months ended June 30, 2023 and 2022:

	Six months ended June 30,
	2023	2022

Weighted-average remaining lease term - operating leases	1.2 years	2.2 years
Weighted-average remaining lease term - finance leases	6.2 years	-
Weighted-average discount rate - operating leases	9.00%	9.00%
Weighted-average discount rate - finance leases	6.41%	-
Right-of-use assets obtained in exchange for operating lease liabilities	$-	$28,654
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flow from operating leases	$38,264	$34,379
Financing cash flow from finance leases	$2,592	$-

8.	Borrowings

In September 2021, the Company’s subsidiary DNF obtained a non-revolving project financing (the “Loan”) in the principal amount of approximately $1,543,408 (RM7,200,000) from Malaysia Debt Ventures Berhad (the “Lender”). The full amount of the Loan was drawn down in June, 2022. The Loan bears profit rate at 9.25% and 9.0% per annum for both June 30, 2023 and December 31, 2022, respectively (2.4% plus effective cost of fund per annum, effective cost of fund was 6.85% and 6.6% for both June 30, 2023 and December 31, 2022, respectively), with a ceiling profit rate of 12% per annum. The Loan was granted a grace period of 12 months from the date of first disbursement which was December 2, 2021, is payable in monthly instalments of approximately $32,154 (RM150,000) from 13th month onwards until the 60th month, and will mature in December, 2026. For the first year, the interest shall be payable 12 months in advance for disbursement and the interest was deducted from the principal amount to be disbursed. For the second year onwards, the interest shall be payable on monthly in advance. The Loan is secured by a first and floating charge over all the present and future assets including intellectual property developed by the Company, a specific debenture over the assets and equipment financed by the Lender, a general equitable deed of assignment over all income, sales, and revenue of the Company; joint and several guaranteed by certain directors of the Company and deposit over sinking fund to be collected on monthly basis approximately of $7,235 (RM33,750) per month, commencing from 13th months onwards till the Loan matured. The sinking fund will be released to the Company once the Loan has been fully settled. The sinking fund can be utilised for the purpose of principal or interest payments, and other related financing costs. Any shortfall in the sinking fund resulting from the utilisation of the above, shall be made good by the Company in the subsequent month.

The borrowings were disbursed directly to suppliers, used to pay professional fees, salaries, and purchase of equipment. The interest of borrowings was deducted from the principal amount of the borrowing when it was disbursed.

Interest expenses for the six months ended June 30, 2023 and 2022 amounted to approximately $81,521 and $60,854 respectively.

The Company has breached the Loan covenant by not making the required payment for the first instalment of principal and sinking fund and interest payments on January 31, 2023. Based on facility agreement, a compensation of 1% per annum will be charged on the overdue amount. Subsequently, the Company had made payments of principal instalment, sinking fund and interest payment of a total of $235,898.

On December 21, 2023, a supplemental letter of offer (“SLO”) was issued by the Lender to revise certain terms and conditions of the Loan. Based on the SLO, the Company had made 4 monthly instalment of principal payment and the monthly principal payment was deferred to July 2024. Therefore, the Company is not required to pay the monthly principal payment till June 2024. The tenure of the Loan was extended to February 2028. For the interest due from June 2023 to March 2024 was deferred and shall be paid equally over the remaining tenure whereas the sinking fund will be collected by the Lender from April 2024. Based on the SLO, the effective profit rate was also revised to 9.5% per annum (2.65% plus effective cost of fund per annum) and a property owned by Datin Emelia was included as an additional security.

The below table shown the principal payment, sinking fund and interest payment based on the revised terms and conditions.

	Principal amount	Sinking fund	Interest and penalty interest	Total

Payments made from January 1, to December 21, 2023	$128,618	$36,174	$71,106	$235,898
Undue amount	1,414,790	303,858	-	1,718,648
Total	$1,543,408	340,032	71,106	1,954,546

The following schedule discloses annual maturities of the principal amount and sinking fund requirement as of June 30, 2023 (before revision of terms and conditions of the Loan) in accordance to facility agreement:

Repayment schedule	Principal amount	Sinking fund

Within 12 months ending June 30, 2024	$578,778	$130,225
Within 12 months ending June 30, 2025	385,852	86,817
Within 12 months ending June 30, 2026	385,852	86,817
Within 12 months ending June 30, 2027	192,926	36,173
Total	$1,543,408	$340,032

The following schedule discloses annual maturities of the principal amount and sinking fund requirement as of June 30, 2023 (after revision of terms and conditions of the Loan) in accordance to SLO:

Repayment schedule	Principal amount	Sinking fund

Payment made from January 1, to December 21, 2023	$128,617	$36,174
Within 12 months ending June 30, 2024	-	21,704
Within 12 months ending June 30, 2025	385,852	86,817
Within 12 months ending June 30, 2026	385,852	86,817
Within 12 months ending June 30, 2027	385,852	86,817
Within 12 months ending June 30, 2028	257,235	21,703
Total	$1,543,408	$340,032

9.	Revenue

	Six months ended June 30,
	2023	2022

Advertising revenue	$673,586	$68,994
Talent fee	1,427	6,788
E-commerce sales	233	946
Total	$675,246	$76,728

None of the advertising revenue for the six months ended June 30, 2023 and 2022 was under barter arrangement with customers, which will be exchanged with services promised by customers.

10.	Income taxes

The Company and its subsidiary are subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

The Company is domiciled in the Cayman Islands and currently enjoy permanent income tax holidays; accordingly, the Company is not subject to any income tax.

For the subsidiary in Malaysia, the income tax is calculated at 24% of the estimated assessable profits for the relevant year. For the six months ended June 30, 2023 and 2022, DNF, the subsidiary of the Company was at loss position, no provision for income tax.

The provision (benefit) for income taxes consisted of the following:

Six months ended June 30,
	2023	2022

Current	$-	$-
Deferred	-	-
Total	$-	$-

Reconciliation of actual income taxes to income taxes at the expected Malaysia corporate income tax rate is as follows:

	Six months ended June 30,
	2023	2022

Loss before income tax	$(789,358)	$(1,283,190)

Tax effect at the Malaysia corporate tax rate of 24%	(189,446)	(307,966)
Non-deductible expenses	70,383	17,439
Valuation allowance	119,063	290,527
Total	$-	$-

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at enacted tax rates expected to be in effect when the taxes are actually paid or recovered. The Company recognizes a valuation allowance for deferred tax assets when it is more-likely-than-not that these assets will not be realized.

11.	Commitments and contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable.

Total of $213,818 of expenses related to employees’ provident fund, income tax monthly tax deduction, social security contribution, have remained outstanding beyond its specified dateline or due date as of June 30, 2023. Under the respective Acts, the Directors of the Company are jointly and severally liable for any contribution that remained outstanding.

The Company has breached the Loan covenant by not making the re quired payment for the first instalment of principal, sinking fund and interest payment on January 30, 2023. A compensation of 1% per annum will be charged on the overdue amount. Subsequently, the Company had made payments of principal instalment, sinking fund and interest payment of a total of $235,898 and the total outstanding as of December 5, 2023 was $328,249 (RM1,531,282). On December 21, 2023, a supplemental letter of offer (“SLO”) was issued by the Lender and deferred the monthly principal instalment to July 2024, interest payment and sinking fund collection to April 2024. Therefore, all the overdue amounts became undue amounts based on the SLO.

Other than the above, in the opinion of management, there were no pending or threatened claims and litigation as of June 30, 2023 and through the issuance date of these consolidated financial statements.

12.	Related party transactions and balances

The table below set forth the major related parties and their relationship with the Company:

Name of related parties	Relationship with the Group
Dato’ Mizal	Director and one of the controlling shareholders of the Company, which is a 38.5% shareholder of the Company
Datin Emelia	Director and one of the controlling shareholders of the Company, which is a 38.5% shareholder of the Company
UAFund	One of the shareholders of the Company, which is a 5.5% shareholder of the Company since May 23, 2023
Metapixel	One of the shareholders of the Company, which is 17.5% shareholder of the Company since May 23, 2023

	Six months ended June 30,
	2023	2022

Director’s fee paid to Dato’ Mizal	$-	$3,512
Director’s salary and other benefits paid to Dato’ Mizal	47,129	16,390
Director’s salary and other benefits paid to Datin Emelia	33,663	11,707

As of June 30, 2023 and December 31, 2022, due to related parties consists of the following:

	June 30,	December 31,
	2023	2022

Dato’ Mizal	$256,892	$39,919
Datin Emelia	224,404	5,363
UAFund	-	163,182
Metapixel	34,224	518,605

Total	$515,520	$727,069

The balances with Dato’ Mizal and Datin Emelia mainly represent operating expenses paid on behalf of the Company.

The Company allotted and issued 203,754 and 647,546 of ordinary shares to UAFund and Metapixel, respectively, as settlement and payment of total advances $681,787 that UAFund and Metapixel had previously provided to the Company’s subsidiary, DNF.

There was an advance of $34,224 from Metapixel to DNF as of June 30, 2023.

The amount due to related parties is non-trade, unsecured, non-interest bearing and is repayable on demand.

13.	Shareholders’ deficit

Ordinary share

The Company was incorporated in the Cayman Islands on March 21, 2023 with an authorized share capital of 50,000,000 share of par value $0.001 each. On May 23 2023, the Company has 3,701,300 ordinary shares issued and outstanding, (i) 2,850,000 shares were allotted and issued to controlling shareholders, Dato’ Mizal and Datin Emelia as stated in Note 1; and (ii) 203,754 and 647,546 shares were allotted and issued to UAFund and Metapixel, respectively, as settlement and payment of total advances of $681,787 (equivalent to RM3 million) that UAFund and Metapixel previously provided to DNF.

The Reorganization has been accounted for as a recapitalization among entities under common control since the same controlling shareholders, Dato’ Mizal and Datin Emelia, controlled all these entities before and after the Reorganization in accordance with ASC805-50-45-5, hence, 2,850,000 shares were disclosed in Consolidated Statements of Changes in Shareholders’ Deficit.

Ordinary stockholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Holders of ordinary shares will vote on all matters submitted to a vote of the Company’s shareholders except as required by law. Unless specified in the Company’s memorandum and articles of association, or as required by applicable provisions of the Companies Act or applicable stock exchange rules, the affirmative vote of a majority of the Company’s ordinary shares that are voted is required to approve any such matter voted on by the Company’s shareholders. The stockholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.

14.	Subsequent events

In accordance with the requirements of ASC Topic 855, the Company has evaluated all significant events that occurred subsequent to the consolidated balance sheet date and up to the approval of these consolidated financial statements. Except for the items disclosed elsewhere in these consolidated financial statements, there have been no other subsequent events that would require recognition or disclosure in the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of SUKE Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SUKE Limited and subsidiaries (collectively, the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, stockholders’ deficit, and cash flows, for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred losses from operations, working capital deficiency and has a deficit on total equity that raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Onestop Assurance PAC

We have served as the Company’s auditor since 2023.
Singapore
September 20, 2023

SUKE LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	As of December 31,
	2022	2021
ASSETS
Current assets
Cash and bank balances	$112,055	$123,420
Accounts receivable	1,382,621	2,491
Deposits and prepayments	267,692	890,463
Total current assets	1,762,368	1,016,374

Non-current assets
Property and equipment, net	639,787	100,870
Right-of-use assets – operating lease	130,373	160,083
Total non-current assets	770,160	260,953
Total assets	$2,532,528	$1,277,327

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$589,007	$150,498
Accrued expenses and other payables	319,105	31,264
Short term lease liabilities	73,133	53,836
Borrowings	1,636,289	-
Amounts due to related parties	727,069	35,748
Current income tax payable	1,142	3,716
Total current liabilities	3,345,745	275,062

Non-current liabilities
Long-term lease liabilities	85,699	106,247
Borrowings	-	1,001,262
Total non-current liabilities	85,699	1,107,509
Total liabilities	3,431,444	1,382,571

Commitments and contingencies

Shareholders’ deficit
Ordinary shares (Par value US$0.001 per share, 50,000,000 shares authorized, 2,850,000 issued and outstanding as at December 31, 2022 and 2021)	2,850	2,850
Additional paid-in capital	690,904	571,530
Accumulated losses	(1,586,947)	(673,844)
Accumulated other comprehensive loss	(5,723)	(5,780)
Total shareholders’ deficit	(898,916)	(105,244)
Total liabilities and shareholders’ deficit	$2,532,528	$1,277,327

*	On May 23, 2023, the Company issued an aggregate of 2,850,000 shares in connection with the reorganization (Note 1). All references to the number of shares and per-share data in the accompanying consolidated financial statements have been retrospectively adjusted to reflect such issuance of shares.

The accompanying notes form an integral part of these consolidated financial statements.

SUKE LIMITED

CONSOLIDATED STATEMENTS OF OPERATION AND COMPREHENSIVE LOSS

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	For the years ended December 31,
	2022	2021

Revenue	$2,227,222	$6,588
Cost of revenue	(1,093,600)	(4,688)

Gross profit	1,133,622	1,900

Other operating income	19,096	-
Administrative expense (including celebrity marketing expenses to directors of $454,731 for 2022 and nil for 2021 and director’s fee of $3,410 for 2022 and nil for 2021)	(1,919,187)	(442,299)

Operating loss	(766,469)	(440,399)
Interest expense	(146,634)	(4,977)

Loss before income tax	(913,103)	(445,376)
Income tax expense	-	-

Net loss	(913,103)	(445,376)
Foreign currency translation gain	57	3,506

Comprehensive loss	$(913,046)	$(441,870)
Loss per share*
- basic and diluted	$(0.32)	$(0.16)

Weighted average number of shares outstanding*
- basic and diluted	2,850,000	2,850,000

*	On May 23, 2023, the Company issued an aggregate of 2,850,000 shares in connection with the reorganization (Note 1). All references to the number of shares and per-share data in the accompanying consolidated financial statements have been retrospectively adjusted to reflect such issuance of shares.

The accompanying notes form an integral part of these consolidated financial statements.

SUKE LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	Ordinary share*	Amount	Additional paid-in capital	Accumulated losses	Accumulated other comprehensive income (loss)	Total

Balance as of January 1, 2021	2,850,000	$2,850	$124,446	$(228,468)	$(9,286)	$(110,458)

Capital contribution from shareholders	-	-	447,084	-	-	447,084

Foreign currency translation adjustment	-	-	-	-	3,506	3,506

Net loss	-	-	-	(445,376)	-	(445,376)
Balance as of December 31, 2021	2,850,000	$2,850	$571,530	$(673,844)	$(5,780)	$(105,244)

Capital contribution from shareholders	-	-	119,374	-	-	119,374

Foreign currency translation adjustment	-	-	-	-	57	57

Net loss	-	-	-	(913,103)	-	(913,103)
Balance as of December 31, 2022	2,850,000	$2,850	$690,904	$(1,586,947)	$(5,723)	$(898,916)

*	On May 23,2023, the Company issued an aggregate of 2,850,000 shares in connection with the reorganization (Note 1). All references to the number of shares and per-share data in the accompanying consolidated financial statements have been retrospectively adjusted to reflect such issuance of shares.

The accompanying notes form an integral part of the consolidated financial statements.

SUKE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	For the years ended December 31,
	2022	2021
Cash flows from operating activities
Net loss	$(913,103)	$(445,376)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property and equipment	63,140	3,311
Allowance for doubtful debts	7,328	-
Written-off of equipment	-	2,164
Changes in operating assets and liabilities:
Accounts receivable	(1,388,214)	(2,510)
Deposits and prepayments	577,461	(419,336)
Accounts payable	888,955	448,917
Accrued expenses and other payables	489,941	179,979
Related parties	693,466	(54,097)
Taxes payable	(2,385)	-
Net cash provided by (used in) operating activities	416,589	(286,948)

Cash flows from investing activities
Purchase of property and equipment	(546,508)	(35,230)
Net cash used in investing activities	(546,508)	(35,230)

Cash flows from financing activities
Cash contribution from shareholders	119,374	447,084
Repayment of finance lease	(1,751)	-
Net cash provided by financing activities	117,623	447,084

Effects of foreign exchange rate on cash and bank balances	931	(1,746)

Net (decrease) increase in cash and bank balances	(11,365)	123,160
Cash and bank balances at beginning of year	123,420	260
Cash and bank balances at end of year	$112,055	$123,420

Total cash and bank balances shown in the statements of cash flows	$112,055	$123,420

Supplemental disclosures of cash flow information:
Interest expenses	$146,634	$4,977
Income taxes paid	$2,385	$-

The accompanying notes form an integral part of the consolidated financial statements.

SUKE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	General information, reorganization transactions and going concern consideration

On March 21, 2023, SUKE Limited was incorporated in the Cayman Islands, as an investment holding company. SUKE Limited together with its subsidiary are defined as the “Company”. Upon incorporation, one ordinary share, $0.001 par value, was allotted and issued to Ogier Global Subscriber (Cayman) Limited, who transferred the share to Dato’ Mizal bin Zaini (“Dato’ Mizal”) on March 31, 2023. On March 31, 2023, SUKE Limited  issued one additional share to Dato’ Mizal, in turn, 2 shares held by Dato’ Mizal.

On May 23, 2023, Dato’ Mizal and Datin Emelia Rosnaida (“Datin Emelia”) (being the holders of all shares of an operating company, DNF Group Sdn Bhd (“DNF”)) entered into a share exchange agreement with SUKE Limited, Universal AM Fund (“UAFund”) and Metapixel Sdn Bhd (“Metapixel”), pursuant to which:

(i)	SUKE Limited allotted and issued 2,849,998 of its ordinary shares to Dato’ Mizal and Datin Emelia in exchange of the shares of DNF; and

(ii)	SUKE Limited allotted and issued 203,754 and 647,546 of its ordinary shares to UAFund and Metapixel, respectively, as settlement and payment of total advances $681,787 that UAFund and Metapixel previously provided to DNF.

In the aggregate, the Company has 3,701,300 ordinary shares issued and outstanding. Of the total outstanding ordinary shares, 2,850,000 shares (equivalent to approximately 77%) are owned by Dato’ Mizal and Datin Emelia. Dato’ Mizal being one of the major shareholders, is our Chief Executive Officer and Chairman of the Board.

Following the consummation of the transactions contemplated by the share exchange agreement, SUKE Limited became a holding company of the operating subsidiary, DNF that conducts media broadcasting and e-commerce businesses through the SUKE TV channel and SUKE Shop platform in Malaysia.

The Company and its subsidiary are in the table as follows:

	Date of	Place of	Percentage of effective ownership
Name of entity	incorporation	incorporation	2022	2021	Principal activities
SUKE Limited	March 21, 2023	Cayman Islands	-	-	Investment holding
DNF Group Sdn Bhd	August 18, 2008	Malaysia	100%	100%	Media broadcasting and e-commerce businesses

Reorganization

A reorganization of the legal structure (“Reorganization) was completed on May 23,2023. SUKE Limited became the ultimate holding company.

The Reorganization has been accounted for as a recapitalization among entities under common control since the same controlling shareholders, Dato’ Mizal and Datin Emelia, controlled all these entities before and after the Reorganization in accordance with ASC805-50-45-5. The consolidation of the Company and its subsidiary has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transaction.

Going concern consideration

The Company recorded a loss of $913,103 for the year ended December 31, 2022. As of December 31, 2022, the Company had a working capital deficiency $1,583,377 and shareholders’ deficit of $898,916. The Company has incurred significant costs in pursuit of its business expansion plan. These conditions raised substantial doubt about the Company’s ability to continue as a going concern. Management’s plan to address this need for capital fund is through public offerings, private equity offerings, debt financings, and government or other third-party funding, as well as increasing revenue through working with partners for business collaborations, promoting branding and publicity of the Company, controlling expenses and streamlining operations. There is no assurance that such additional fund raising or financing for capital expenditures, working capital and other cash requirements will be available to the Company on acceptable terms, or at all. Also, the Company may not be able to execute its business strategies and achieve profitable operations. The Company’s failure to raise capital as and when needed and achieve profitability would impact its going concern status and would have a negative impact on its financial condition and its ability to pursue its business strategy and continue as a going concern. Our shareholders and directors, Dato’ Mizal and Datin Emelia have provided their written commitment to provide continuous financial support to the Company so as to enable the Company to meet its obligations as and when they fall due and to operate as going concern at least for the next 12 months. The financial statements do not include any adjustments that might result from the Company’s inability to consummate the proposed public offering or additional financing.

2.	Significant accounting policies

(a)	Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the regulations of the Securities and Exchange Commission (“SEC”).

(b)	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary. All inter-company balances and transactions have been eliminated in the consolidation.

(c)	Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets, liabilities, shareholders’ equity, revenues and expenses during the reporting period, and the disclosure of contingent liabilities at the date of the consolidated financial statements.

On an ongoing basis, management reviews its estimates and if deemed appropriate, those estimates are adjusted. The most significant estimates include allowance for uncollectible accounts receivable, useful lives and impairment for property and equipment, valuation allowance for deferred tax assets, accruals for potential liabilities and contingencies. Actual results could vary from the estimates and assumptions that were used.

(d)	Cash and bank balances

Cash and bank balances consist of petty cash on hand, and cash held in banks which are highly liquid and are unrestricted as to withdrawal or use.

The Company maintains cash balances and deposits may exceed insured limits protected by a government authority, Malaysia Deposit Insurance Corporation (“MDIC”). The eligible bank deposits, denominated in MYR or foreign currencies, are protected up to MYR250,000 (equivalent to $56,816) per depositor per member bank. Management believes that the banks that hold the Company’s deposit are financially secure and although the Company bears risk to amounts in excess of MDIC insured limits, it does not anticipate any losses. As of December 31, 2022 and 2021, the Company has approximately $53,379 and $62,821 above the MDIC’s insured limit, respectively.

(e)	Accounts receivables and allowance for doubtful accounts

Accounts receivable are comprised of trade receivables from customers in the ordinary course of business, are recorded at the invoiced amount less an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer payment history, the customer’s current credit-worthiness, and current economic trends. Accounts are written off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. An allowance of US$7,325 was accrued and included in administrative expense as of December 31, 2022 whereas no such allowance was accrued as of December 31, 2021.

(f)	Property and equipment, net

Property and equipment included equipment and leasehold improvement and are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of depreciable assets as follows:

Category	Estimated useful lives
Computer	3 years
Furniture and fittings	10 years
Motor vehicle	5 years
Leasehold improvement	10 years
Studio equipment	10 years

Cost and accumulated depreciation for property retired or disposed of are removed from the accounts, and any resulting gain or loss is included in earnings. Expenditures for maintenance and repairs are charged to expense as incurred.

Management periodically assesses the estimated useful lives over which assets are depreciated   or amortized. If the analysis warrants a change in the estimated useful lives of property and equipment, management will reduce the estimated lives and depreciate, or amortize the carrying value prospectively over the shorter remaining useful lives.

(g)	Impairment of long-lived assets

The Company evaluates the long-lived assets, including property and equipment, and right-of-use assets – operating lease with finite lives for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. Based on the Company’s assessments, no impairment losses were recorded for the years ended December 31, 2022 and 2021.

(h)	Fair value measurements

The Company measures and discloses certain financial assets and liabilities at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Inputs used to measure fair value are classified using the following hierarchy:

●	Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

●	Level 2. Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly through corroboration with observable market data.

●	Level 3. Inputs are unobservable for the asset or liability and include situations in which there is little, if any, market activity for the asset or liability. The inputs used in the determination of fair value are based on the best information available under the circumstances and may require significant management judgment or estimation.

The Company endeavours to utilize the best available information in measuring fair value. The Company’s financial instruments include cash and bank balances, accounts receivable, accounts payable and accrued expenses reflected as current assets and current liabilities. Due to the short-term nature of these instruments, management considers their carrying value to approximate their fair value.

The Company’s non-financial assets, such as property and equipment would be measured at fair value only if they were determined to be impaired. Management applies fair value measurement guidance to its impairment analysis for tangible assets.

(i)	Revenue recognition

The Company recognizes revenue in accordance with ASC 606. Based on the requirements of ASC 606, revenue is recognized when control of the promised goods or services is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods or services.

Advertising revenue

The primary source of revenue is advertising revenues, includes television and digital platforms. Contracts within this revenue stream are short-term in nature (most often three months or less). Contracts generally consists of multiple deliverables, such as television commercials, or digital advertising solutions, that individual performance obligations are identified. Before performing under the contract, the transaction price is established with the customer based on the agreed upon rates determined based on multiple factors, including, but not limited to, the programs and day-part selected, supply of available inventory for production of commercials and the content’s viewership ratings for each performance obligation. There is no material variability in the transaction price during the term of the contract. Revenue is recognized upon fulfilment of the performance obligations to the customers. For advertising revenue stream, the fulfilment of the performance obligations is based on the airing of the individual television commercials or display of digital advertisements. This measure is most appropriate as it aligns the revenue recognition with the value provided to the customers. Customers are billed in advance upon confirmation of campaign and schedule. In general, advance payment will be collected from customers and the revenues are recognized when commercials are aired.

Barter advertising arrangement

In certain advertising sales arrangement, the Company and the customer agree to barter arrangement for advertising in other broadcast platforms, social media, television, radio, outdoor advertising or events and products in exchange for advertising airtime of the Company. In accordance with ASC 845, barter transactions are recognized by having commercial substance for both entities, indicating that the future cash flow of the entities involved are anticipated to be affected by the transaction. The transaction is recoded at fair value based on the fair value of goods or services exchanged, which is the same basis as that used in monetary transactions. In this specific barter arrangement, where the promised exchange services have comparable fair values, the recognition of advertisement revenue occurs when the Company fulfils its commitment by providing promised services to the customer. Similarly, the associated cost is recognized when the customer fulfils their obligation by providing the promised services to the Company.

The barter advertising revenue is recognized at a point in time when the agreed-upon advertisement or promotional services are completed and delivered to customer based on the contract price. Barter advertising transactions are recognized at estimated fair value based on the negotiated contract price and the range of prices for similar services provided to customer. Whereas, the cost associated with barter arrangement are recognized as and when the services are received from the customer, which might differ in timing from the recognition of associated revenue.

E-Commerce

Revenues are recognized when the e-commerce business satisfies a performance obligation by transferring control of the goods or services to customer. The commission fee is recognized upon delivery the goods to ultimate customer as the Company acts as an agent by providing platform and facilitating the transactions of vendor to sell the products or services, which the Company has no control over the goods or services.

Talent fee

Revenue is recognized when the broadcast services are provided by the talent or artists of the Company to customer.

(j)	Cost of revenue

The cost of revenue consists of programming and production costs, broadcasting services costs, outsourced talent fees including artists and other freelance labor, staff costs, and other operating costs directly related to revenue.

(k)	Leases

The Company determines if an arrangement is a lease at inception. Determining whether a contract contains a lease includes judgment regarding whether the contract conveys the right to control the use of identified property or equipment for a period of time in exchange for consideration.

The Company accounts leases in accordance with ASC Topic 842, Leases, for the Company’s lease-related assets and liabilities based on their classification as operating leases or finance leases. For all arrangements as a lessee, the Company has elected an accounting policy to combine non-lease components with the related-lease components and treat the combined items as a lease for accounting purposes. The Company measures lease related assets and liabilities based on the present value of lease payments, including in-substance fixed payments, variable payments that depend on an index or rate measured at the commencement date, and the amount the Company believes is probable the Company will pay the lessor under residual value guarantees when applicable. The Company discounts lease payments based on the Company’s estimated incremental borrowing rate at lease commencement (or modification), which is primarily based on the Company’s estimated credit rating, the lease term at commencement, and the contract currency of the lease arrangement. The Company has elected to exclude short term leases (leases with an original lease term less than one year) from the measurement of lease-related assets and liabilities.

(l)	Income taxes

Income taxes include all domestic tax on taxable profit and are determined according to the tax laws of the jurisdiction in which the company operates. The Company’s subsidiary in Malaysia is subject to income tax laws of Malaysia. Income taxes are accounted for under the asset and liability method in accordance with ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss, capital loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statements recognition and measurement of a tax position taken (or expected to be taken) in a tax return. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits as a component of general and administrative expenses.

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. There were no material uncertain tax positions as of December 31, 2022 and 2021.

(m)	Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss will occur, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

(n)	Loss per share

Loss per share is calculated in accordance with ASC 260, Earnings per Share. Basic loss per share is computed by dividing the net loss attributable to shareholders of the Company by the weighted average number of shares outstanding during the period. Diluted loss per share is computed in accordance with the treasury stock method and based on the weighted average number of shares plus dilutive share equivalents. Dilutive share equivalents are excluded from the computation of diluted loss per share if their effects would be anti-dilutive. The Company has no dilutive share equivalents.

(o)	Foreign currency translation and transactions

The Company’s principal country of operations is Malaysia. The financial position and results of its operations are determined using Ringgit Malaysia (“MYR”), the local currency, as the functional currency. The Company’s consolidated financial statements are reported using U.S. Dollar (“US$” or “$”).

The consolidated statements of income and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. As the cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in the consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the consolidated statements of comprehensive income.

The value of foreign currencies, the US$ may fluctuate against MYR. Any significant variations of the aforementioned currencies relative to the MYR may materially affect the Company’s financial condition in term of reporting n US$. The following table outlines the currency exchange rates that were used in preparing the accompanying consolidated financial statements:

	December 31,
	2022	2021
US$ to MYR Year End	4.3982	4.1439
USD to MYR Average Rate	4.4002	4.1750

(p)	Segment reporting

Management, including the chief operating decision makers, review the Company’s internal reporting in order to assess performance and allocate resources. The Company is principally engaged in the business of television programming and broadcasting activities. Information reported to the chief operating decision maker, for purposes of resources allocation and performance assessment, focuses on the operating results of the Company as a whole, and hence, the Company has only one reportable segment. The Company operates and manages its business as a single segment.

The Company’s assets are all located in Malaysia and all of the Company’s revenues and expenses are derived in Malaysia. Therefore, no geographical segments are presented.

(q)	Concentration of major customers and risks

Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. In the normal course of business, the Company provides credit to its customers and does not generally require collateral. The Company monitors concentration of credit risk associated with these receivables on an ongoing basis.

The Company performs credit checks for significant new customers and generally requires deposits for significant contracts. The customers accounted for more than 10% of the Company’s trade receivables, net balance at December 31, 2022 and 2021 are presented below:

	% of Consolidated trade receivables as of December 31,		% of Consolidated revenues for the year ended December 31,
	2022	2021	2022	2021
Customer A	34.8%	-	20.2%	-
Customer B	27.1%	-	15.8%	-
Customer C	17.4%	-	10.1%	-
Customer D	16.4%	-	28.6%	-

Credit risk

Credit risk is the potential financial loss to the Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. As the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of accounts receivables and other receivable (exclude prepayments) and cash and bank balances presented on the consolidated balance sheets. The Company has no other financial assets which carry significant exposure to credit risk.

Liquidity Risk

The Company has developed a plan to continue operations. This plan includes working with partners for business collaborations, promote branding and publicity of the Company to increase revenue, controlling expenses, streamlining operations, and obtaining capital through equity and/or debt financing. The Company plans to address the need for capital through the proposed public offering that was discussed in Note 1.

(r)	Related parties

We adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of their immediate families and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

(s)	Recent accounting pronouncements

We have evaluated all the recently issued, but not yet effective, accounting standards that have been issued or proposed by the Financial Accounting Standards Board or other standards-setting bodies through the date of this report and do not believe the future adoption of any such standards will have a material impact on our consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” ASU 2016-13 requires that entities use a new forward looking “expected loss” model that generally will result in the earlier recognition of allowance for credit losses. The measurement of expected credit losses is based upon historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. ASU No. 2016-13 is effective for annual reporting periods, including interim reporting periods within those periods, beginning after December 15, 2022. The Company does not expect the application of “expected loss” model to have a significant impact on its allowance for uncollectible amounts for accounts receivable.

In December 2019, the FASB issued guidance on simplifying the accounting for income taxes by clarifying and amending existing guidance related to the recognition of franchise tax, the evaluation of a step up in the tax basis of goodwill, and the effects of enacted changes in tax laws or rates in the effective tax rate computation, among other clarifications. This guidance became effective for the Company beginning in fiscal year 2022. We adopted the recognition of non-income taxes on the modified retrospective basis. Adoption of this standard did not have a material impact on the consolidated financial statements and the related disclosures.

3.	Accounts receivable

	At December 31,
	2022	2021

Accounts receivable from third parties	$1,389,946	$2,491
Less: Allowance for doubtful debts	(7,325)	-
	$1,382,621	$2,491

Included in accounts receivable, total of $722,694 (approximately 52%) was under barter arrangement with customers, which will be exchanged with services promised by the customers in exchange of the Company’s commercial airtime. Once the promised services are delivered by the customers, the accounts receivable will be offset and relevant costs will be recorded to administrative expenses. Up to the report date, the promised services have not been delivered by the customers.

4.	Deposits and prepayments

	At December 31,
	2022	2021

Deposits	$257,953	$136,483
Prepayments	282	668,613
Prepaid interest	9,457	85,367
	$267,692	$890,463

The deposits mainly related to refundable security deposit made to broadcasting companies for digital platform services and lease arrangement of offices and studios. Deposits are to be recovered upon the expiry of the services and leases respectively.

The prepayment as of December 31, 2021 principally represents advance payments made for studio equipment and marketing & advertising which the assets or services were delivered in year 2022.

Prepaid interest is the interest charges that were deducted upfront from the principal amount at the time the loan proceeds were disbursed to the Company.

5.	Property and equipment

	At December 31,
	2022	2021

Computer	$30,812	$-
Furniture and fittings	4,306	-
Motor vehicle	30,771	-
Leasehold improvement	190,871	100,506
Studio equipment	449,256	3,650

Total property and equipment, gross	706,016	104,156
Less: Accumulated depreciation	(66,229)	(3,286)
Total property and equipment, net	$639,787	$100,870

During the years ended December 31, 2022 and 2021, the Company recorded depreciation expense of approximately $63,140 and $3,311, respectively.

6.	Accrued expenses and other payables

Accrued expenses and other payables mainly represents accrued salaries, rental, and other operating expense.

7.	Right-of-use assets and lease liabilities

The Company leases offices, office equipment and motor vehicles. The leases are for periods of three to seven years.

The Company recognized the following total lease cost related to the Company’s lease arrangements:

	Years ended December 31,
	2022	2021

Finance lease cost:
Depreciation of asset under finance lease	$2,565	$-
Interest element on lease liabilities	696	-

Operating and short-term lease cost:
Lease expenses	57,671	673
Expenses relating to short-term leases	2,667	149
Total lease cost	$63,599	$822

During the years ended December 31, 2022 and 2021, the Company entered into a lease for the rental of office, studios and office equipment, and recognized right-of-use assets and lease liabilities of approximately $36,128 and $160,752 respectively.

During the year ended December 31, 2022, the Company entered into a finance lease for a motor vehicle and recognized property and equipment and lease liabilities of approximately $30,771.

As of December 31, 2022, the present value of the net minimum lease payments are as follows:

Future minimum lease payments	Finance Leases	Operating leases

2023	$5,250	$78,625
2024	5,250	56,574
2025	5,250	5,105
2026	5,250	2,049
2027	5,250	-
Thereafter	8,741	-

Total remaining lease payments (undiscounted)	34,991	142,353
Less imputed interest	(6,532)	(11,980)
Present value of lease liabilities	$28,459	$130,373

Supplemental balance sheet information related to leases:

	At December 31,
	2022	2021
Assets:
Finance lease assets – included in property and equipment	$28,206	$-
Operating lease assets	130,373	160,083
	158,579	160,083
Current liabilities:
Operating leases	69,686	53,836
Finance lease	3,447	-
	73,133	53,836
Non-current liabilities
Operating leases	60,687	106,247
Finance lease	25,012	-
	85,699	106,247

Other information   related to leases for the years ended December 31, 2022 and 2021:

	Years ended December 31,
	2022	2021

Weighted-average remaining lease term - operating leases	1.7 years	2.7 years
Weighted-average remaining lease term - finance leases	6.7 years	-
Weighted-average discount rate - operating leases	9.00%	9.00%
Weighted-average discount rate - finance leases	6.41%	-
Right-of-use assets obtained in exchange for operating lease liabilities	$36,128	$160,752
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flow from operating leases	$70,939	$869
Financing cash flow from finance leases	$1,751	$-

8.	Borrowings

In September 2021, the Company’s subsidiary DNF obtained a non-revolving project financing (the “Loan”) in the principal amount of approximately $1,636,289 (RM7,200,000) from Malaysia Debt Ventures Berhad (the “Lender”). The full amount of the Loan was drawn down in June, 2022. The Loan bears profit rate at 9.0% per annum for both December 31, 2022 and 2021. (2.4% plus effective cost of fund per annum, effective cost of fund was 6.6% for both December 31, 2022 and 2021), with a ceiling profit rate of 12% per annum. The Loan was granted a grace period of 12 months from the date of first disbursement which was December 2, 2021, is payable in monthly instalments of approximately $34,089 (RM150,000) from 13th month onwards until the 60th month, and will mature in December, 2026. For the first year, the interest shall be payable 12 months in advance for disbursement and the interest was deducted from the principal amount to be disbursed. For the second year onwards, the interest shall be payable on monthly in advance. The Loan is secured by a first and floating charge over all the present and future assets including intellectual property developed by the Company, a specific debenture over the assets and equipment financed by the Lender, a general equitable deed of assignment over all income, sales, and revenue of the Company; joint and several guaranteed by certain directors of the Company and deposit over sinking fund to be collected on monthly basis approximately of $7,670 (RM33,750) per month, commencing from 13th months onwards till the Loan matured. The sinking fund will be released to the Company once the Loan has been fully settled. The sinking fund can be utilised for the purpose of principal or interest payments, and other related financing costs. Any shortfall in the sinking fund resulting from the utilisation of the above, shall be made good by the Company in the subsequent month.

The borrowings were disbursed directly to suppliers, used to pay professional fees, salaries, and purchase of equipment. The interest of borrowings was deducted from the principal amount of the borrowing when it was disbursed.

Interest expenses for the years ended December 31, 2022 and 2021 amounted to approximately $133,367 and $4,781 respectively.

As of December 31, 2022, the overdue interest was $2,816 (RM12,386) which was subsequently paid on January 30, 2023. The Company has breached the Loan covenant by not making the required payment for the first instalment of $34,089 (RM150,000), sinking fund payment of $7,670 (RM33,750) and interest of $12,861 (RM56,564) on January 31, 2023. Based on facility agreement, a compensation of 1% per annum will be charged on the overdue amount. Subsequently, the Company had made payments of principal instalment, sinking fund and interest of a total of $113,055 for the month of January and February 2023. The overdue principal, sinking fund and interest payments as of September 4, 2023 was $375,328.

The below table shown the payments subsequent to year end, overdue and undue amounts for the bank borrowing, sinking fund and interest:

	Principal amount	Sinking fund	Interest and penalty interest	Total

Payments subsequent to year end	$68,179	$15,340	$29,536	$113,055
Overdue amount (from March 1 to September 4, 2023)	238,734	53,715	82,879	375,328
Undue amount	1,329,376	291,440	-	1,620,816
Total	$1,636,289	$360,495	$112,415	$2,109,199

The following schedule discloses annual maturities of the principal amount and sinking fund requirement as of December 31, 2022 in accordance to facility agreement:

Repayment schedule	Principal amount	Sinking fund

2023	$409,072	$92,041
2024	409,072	92,041
2025	409,072	92,041
2026	409,073	84,372
Total	$1,636,289	$360,495

The Company has been engaging with the Lender to defer the monthly principal and sinking fund payments by another 12 months. The Company had requested for deferment of repayment for the principal and sinking fund via its letter dated 3 February 2023. The Lender has replied to the Company in writing that the Lender was in the midst of compiling the necessary information to be present to their credit committee for a decision. As of the date of the report, the Lender has not made a decision on the loan deferment scheme. Further, the controlling shareholders and directors, Dato’ Mizal and Datin Emelia, have jointly and severally guaranteed the Loan, also provided declaration under oath to provide financial support to the Company to meets it financial obligations in the event the Loan is in default.

9.	Revenue

	Years ended December 31,
	2022	2021

Advertising revenue	$2,202,458	$-
Talent fee	16,142	6,588
E-commerce sales	8,622	-
Total	$2,227,222	$6,588

Total of US$1,023,146 (approximately 46%) included advertising revenue for the year ended December 31, 2022 was under barter arrangement with customers, which will be exchanged with services promised by customers.

10.	Income taxes

The Company and its subsidiary are subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

The Company is domiciled in the Cayman Islands and currently enjoy permanent income tax holidays; accordingly, the Company is not subject to any income tax.

For the subsidiary in Malaysia, the income tax is calculated at 24% of the estimated assessable profits for the relevant year. For the years ended December 31, 2022 and 2021, DNF, the subsidiary of the Company was at loss position, no provision for income tax.

The provision (benefit) for income taxes consisted of the following:

Years ended December 31,
	2022	2021

Current	$-	$-
Deferred	-	-
Total	$-	$-

Reconciliation of actual income taxes to income taxes at the expected Malaysia corporate income tax rate is as follows:

	Years ended December 31,
	2022	2021

Loss before income tax	$(913,103)	$(445,376)

Tax effect at the Malaysia corporate tax rate of 24%	(219,145)	(106,890)
Non-deductible expenses	53,111	16,881
Tax incentive	-	(17,375)
Valuation allowance	172,970	103,414
Others	(6,936)	3,970
Total	$-	$-

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at enacted tax rates expected to be in effect when the taxes are actually paid or recovered. The Company recognizes a valuation allowance for deferred tax assets when it is more-likely-than-not that these assets will not be realized.

11.	Commitments and contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable.

Total of $163,602 of expenses related to employees’ provident fund, income tax monthly tax deduction, social security contribution, have remained outstanding beyond its specified dateline or due date as of December 31, 2022. Out of the total, $93,225 was paid subsequent to year end. Under the respective Acts, the Directors of the Company are jointly and severally liable for any contribution that remained outstanding.

The Company has breached the Loan covenant by not making the required payment for the first instalment of $34,089, sinking fund payment of $7,670 and interest on January 30, 2023. A compensation of 1% per annum will be charged on the overdue amount. The total outstanding as of September 4, 2023 was $375,328 (RM1,650,768). The Company has been engaging with the Lender to defer the monthly principal and sinking fund payments by 12 months. As of the date of the report, the Lender has not advised the decision on the loan deferment scheme.

Other than the above, in the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2022 and through the issuance date of these consolidated financial statements.

12.	Related party transactions and balances

The table below set forth the major related parties and their relationship with the Company:

Name of related parties	Relationship with the Group
Dato’ Mizal	Director and one of the controlling shareholders of the Company, which is a 38.5% shareholder of the Company
Datin Emelia	Director and one of the controlling shareholders of the Company, which is a 38.5% shareholder of the Company
UAFund	One of the shareholders of the Company, which is a 5.5% shareholder of the Company since May 23, 2023
Metapixel	One of the shareholders of the Company, which is 17.5% shareholder of the Company since May 23, 2023

	Years ended December 31,
	2022	2021

Director’s fee paid to Dato’ Mizal	$3,410	$-
Director’s salary and other benefits paid to Dato’ Mizal	70,132	10,262
Director’s salary and other benefits paid to Datin Emelia	50,124	7,366
Celebrity marketing fee paid to Dato’ Mizal (Note)	454,731	-

Note: During the financial year ended December 31, 2022, the wholly-owned subsidiary of the Company, DNF, entered into a celebrity marketing agreement with Dato’ Mizal for his appearance in any website, application, radio program, other video and/or audio programming, mobile or wireless content, merchandise, internet domain names and all other online, digital, electronic and print product and services owned, operated or produced by or for the Company. The celebrity marketing services fee was for a period of 12 months period, beginning from January 1, 2022, thus, the expense was recognized in statement of operations.

As of December 31, 2022 and 2021, due to related parties consists of the following:

	At December 31,
	2022	2021

Dato’ Mizal	$39,919	$30,096
Datin Emelia	5,363	5,652
UAFund	163,182	-
Metapixel	518,605	-
Total	$727,069	$35,748

The balances with Dato’ Mizal and Datin Emelia mainly represent operating expenses paid on behalf of the Company.

The balances with UAFund and Metapixel were the advances provided to the subsidiary which subsequently converted to share capital of the Company on May 23, 2023.

The amount due to related parties is non-trade, unsecured, non-interest bearing and is repayable on demand.

13.	Shareholders’ deficit

Ordinary share

The Company was incorporated in the Cayman Islands on March 21, 2023 with an authorized share capital of 50,000,000 share of par value $0.001 each. As of issuance date of these consolidated financial statements, the Company has 3,701,300 ordinary shares issued and outstanding, of which 2,850,000 shares were allotted and issued to controlling shareholders, Dato’ Mizal and Datin Emelia as stated in Note 1. The Reorganization has been accounted for as a recapitalization among entities under common control since the same controlling shareholders, Dato’ Mizal and Datin Emelia, controlled all these entities before and after the Reorganization in accordance with ASC805-50-45-5, hence, 2,850,000 shares were disclosed in Consolidated Statements of Changes in Shareholders’ Deficit.

Ordinary stockholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Holders of ordinary shares will vote on all matters submitted to a vote of the Company’s shareholders except as required by law. Unless specified in the Company’s memorandum and articles of association, or as required by applicable provisions of the Companies Act or applicable stock exchange rules, the affirmative vote of a majority of the Company’s ordinary shares that are voted is required to approve any such matter voted on by the Company’s shareholders. The stockholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.

Dividend

The Company was incorporated under the laws of the Cayman Islands and relies on dividends from the subsidiary for certain cash requirements. The payment of dividends is subject to restrictions such as foreign exchange conversion restrictions and subsidiary financing facilities. Pursuant to the master facility agreement, dated September 24, 2021, and the associated security documents, entered into between the subsidiary, DNF and Malaysia Debt Ventures Berhad, or MDV. DNF is not allowed to declare or pay dividends or make any distribution without prior written consent from MDV, while the facility remains in effect or the debt under such facility remains payable.

14.	Subsequent events

In accordance with the requirements of ASC Topic 855, the Company has evaluated all significant events that occurred subsequent to the consolidated balance sheet date and up to the approval of these consolidated financial statements. Except for the items disclosed elsewhere in these consolidated financial statements, there have been no other subsequent events that would require recognition or disclosure in the financial statements.

Ordinary Shares

Suke Limited

PROSPECTUS

Pacific Century Securities, LLC

[  ], 2024

Through and including          (the 25th day after the date of this prospectus), all dealers that effect transactions in our Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering articles of association provide for indemnification of officers and directors out of the assets and profits of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices; PROVIDED THAT such indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons.

Under the form of indemnification agreement filed as an exhibit to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement filed as an exhibit to this registration statement will also provide for indemnification by the underwriter of us and our officers and directors for certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered sales of our securities since our inception on March 21, 2023.

All of these sales were exempt from registration under the Securities Act by reason of Section 4(a)(2) of the Securities Act, as transactions by an issuer not involving a public offering, or were exempt from registration pursuant to Regulation S. The recipients of securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution of the securities, and appropriate legends were affixed to the share certificates issued in such transactions and there were no investors who are citizens or residents of the United States. We relied on information from purchasers that they were accredited investors and/or such investors were provided adequate information and were otherwise determined to be suitable. In all cases, there was no public solicitation. The issuances of the securities described below were effected without the involvement of underwriters.

Upon our incorporation on March 21, 2023, one (1) ordinary share, $0.001 par value, was allotted and issued to Ogier Global Subscriber (Cayman) Limited, who transferred the share to our CEO and Chairman, Dato’ Mizal Zaini on March 31, 2023. On March 31, 2023, Suke Limited issued one additional ordinary share to Dato’ Mizal Zaini.

On May 23, 2023, Suke Limited, DNF, Dato’ Mizal Zaini and Datin Emelia being the holders of all of DNF’s ordinary shares (the “DNF Shareholders”), UAFund and Metapixel entered into a share exchange agreement, pursuant to which (i) Suke Limited as purchaser purchased 2,850,000 ordinary shares in the share capital of DNF from the DNF Shareholders, and as consideration for the acquisition of such shares of DNF, Suke Limited allotted and issued an aggregate of 2,849,998 of its Ordinary Shares to the DNF Shareholders; and (ii) Suke Limited allotted and issued 203,754 and 647,546 Ordinary Shares to UAFund and Metapixel, respectively, as settlement and payment of total advances of RM3 million that UAFund and Metapixel previously provided to DNF. Following the consummation of the transactions contemplated by the share exchange agreement, Suke Limited became a holding company of the operating subsidiary DNF that conducts our media broadcasting and e-commerce businesses through the SUKE TV channel and SUKE Shop platform in Malaysia. As of the date of this prospectus, Suke Limited has 3,701,300 Ordinary Shares issued and outstanding.

As a result, we have 3,701,300 Ordinary Shares issued and outstanding as of the date of this prospectus.

Our sole subsidiary, DNF, was incorporated in Malaysia as a private company limited by shares on August 18, 2008.

Upon formation, DNF issued 1 ordinary share to Dato’ Mizal Zaini and 1 ordinary share to Datin Emelia in consideration for cash of total RM2 (approximately $0.45).

On November 10, 2010, DNF issued 49,999 ordinary shares to Dato’ Mizal Zaini and 49,999 ordinary shares to Datin Emelia in consideration for cash of total RM99,998 (approximately $22,727).

On August 11, 2016, DNF issued 200,000 ordinary shares to Dato’ Mizal Zaini and 200,000 ordinary shares to Datin Emelia in consideration for cash of total RM400,000 (approximately $90,909).

On March 18, 2021, DNF issued 175,000 ordinary shares to Dato’ Mizal Zaini and 175,000 ordinary shares to Datin Emelia in consideration of assets valued at total RM350,000 (approximately $79,545).

On September 3, 2021, DNF issued 750,000 ordinary shares to Dato’ Mizal Zaini and 750,000 ordinary shares to Datin Emelia in consideration for cash of total RM1,500,000 (approximately $340,909).

On February 11, 2022, DNF issued 250,000 ordinary shares to Dato’ Mizal Zaini and 250,000 ordinary shares to Datin Emelia in consideration for cash of total RM500,000 (approximately $113,636).

As a result, immediately prior to the share exchange on May 23, 2023, DNF had 2,850,000 ordinary shares issued and outstanding and such shares were held by Dato’ Mizal Zaini and Datin Emelia.

Item 8. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1*	Memorandum of Association and Articles of Association of the Registrant (currently in effect)
3.2*	Form of Amended and Restated Memorandum of Association and Articles of Association of the Registrant (to be effective immediately prior to the completion of this offering)
4.1*	Specimen Certificate for Ordinary Shares
4.2*	Form of Underwriter’s Warrant (included in Exhibit 1.1)
5.1*	Opinion of Ogier regarding the validity of the Ordinary Shares being registered
5.2*	Opinion of Bevilacqua PLLC
8.1*	Opinion of Ogier regarding certain Cayman Islands tax matters
8.2*	Opinion of Halim Hong & Quek regarding certain Malaysian tax matters (included in Exhibit 99.2)
8.3*	Opinion of US tax counsel regarding certain U.S. tax matters
10.1*	Form of Indemnification Agreement between the Registrant and its directors and executive officers
10.2*†	Form of Employment Agreement between the Registrant and its executive officers
10.3*	Celebrity Marketing Agreement, dated January 18, 2022, between Dato’ Mizal Zaini and DNF Group Sdn. Bhd.
10.4*	Master Facility Agreement, dated September 24, 2021, between DNF Group Sdn. Bhd. and Malaysia Debt Ventures Berhad
10.5*	Letter of Financial Support provided by Dato’ Mizal Zaini and Datin Emelia, dated August 28, 2023
10.6*	Access Agreement For the Provision of Digital Terrestrial Television (DTT) Services, dated September 7, 2021, between MYTV Broadcasting Sdn Bhd and DNF Group Sdn Bhd
10.7*	Supplemental Agreement No. 1 of Access Agreement For the Provision of Digital Terrestrial Television (DTT) Services, dated October 29, 2021, between MYTV Broadcasting Sdn Bhd and DNF Group Sdn Bhd
10.8*	Supplemental Agreement No. 2 of Access Agreement For the Provision of Digital Terrestrial Television (DTT) Services, dated October 15, 2022, between MYTV Broadcasting Sdn Bhd and DNF Group Sdn Bhd
10.9*	Collaboration Agreement, dated September 5, 2022, between DNF Group Sdn Bhd and GX Digital Sdn Bhd.
10.10*	Services Exchange Agreement between DNF Group Sdn Bhd and V Sing (Malaysia) Sdn Bhd dated October 1, 2022
10.11*	Services Exchange Agreement between DNF Group Sdn Bhd and Viral Shield Life Science Sdn Bhd dated November 1, 2022
21.1*	List of subsidiaries of the Registrant
23.1*	Consent of Onestop Assurance PAC
23.2*	Consent of Ogier (contained in Exhibit 5.1)
23.3*	Consent of Bevilacqua PLLC (contained in Exhibit 5.2)
23.4*	Consent of Halim Hong & Quek (included in Exhibit 99.2)
23.5*	Consent of US tax counsel (included in Exhibit 8.3)
24.1*	Power of Attorney (included in the signature page)
99.1*	Code of Ethics of the Registrant
99.2*	Opinion of Halim Hong & Quek regarding certain Malaysian law matters
99.3*	Consent of Independent Director [ ]
99.4*	Consent of Independent Director [ ]
99.5*	Consent of Independent Director [ ]
99.6*	Consent of Protégé Associates
107*	Filing Fee Table

*	To be filed by amendment

†	Executive Compensation Plan or Agreement

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

Item 9. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant under the provisions described in Item 6, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(a) The undersigned Registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offerings.

(4) to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act (15 U.S.C. 77j(a)(3)) need not be furnished, provided that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5) that, for the purpose of determining liability under the Securities Act to any purchaser:

(i) if the issuer is relying on Rule 430B:

(A) each prospectus filed by the undersigned issuer pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offerings described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) if the issuer is relying on Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) that, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offerings required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offerings prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) the portion of any other free writing prospectus relating to the offerings containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv) any other communication that is an offer in the offerings made by the undersigned Registrant to the purchaser.

(b) The undersigned Registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kuala Lumpur, Malaysia, on the [  ] day of [  ] of 2024.

Suke Limited

By:
Name:	Dato’ Mizal Zaini
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints [  ] and [  ], and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement, and any registration statement relating to the offering covered by this registration statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys in fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Director	[ ], 2024
Dato’ Mizal Zaini	(Principal Executive Officer)

	Chief Financial Officer	[ ], 2024
Chaw Cheng Fei Gary	(Principal Financial and Accounting Officer)

	Director	[ ], 2024
Datin Emelia Rosnaida Binti Abd Hamid

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Suke Limited has signed this registration statement or amendment thereto in New York on [  ], 2024.

[ ] Authorized U.S. Representative

By:
Name:	[ ]
Title:	[ ]